   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 24, 1999
                                                     REGISTRATION NO. 333-70949
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         PRE-EFFECTIVE AMENDMENT NO. 2
                                      TO

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933


                      PEGASUS COMMUNICATIONS CORPORATION
            (Exact name of Registrant as specified in its charter)

                 Delaware                                51-0374669
        (State or other jurisdiction of     (I.R.S. Employer Identification No.)
         incorporation or organization)

                  c/o Pegasus Communications Management Company
                      Suite 454, 5 Radnor Corporate Center
                               100 Matsonford Road
                           Radnor, Pennsylvania 19087
                                 (888) 438-7488
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              ---------------------
                               Ted S. Lodge, Esq.
              Senior Vice President, Chief Administrative Officer,
                          General Counsel and Secretary
                  c/o Pegasus Communications Management Company
                      Suite 454, 5 Radnor Corporate Center
                               100 Matsonford Road
                           Radnor, Pennsylvania 19087
                                 (888) 438-7488
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                 Please send copies of all communications to:


              Michael B. Jordan, Esq.             Kirk A. Davenport, Esq.
           Drinker Biddle & Reath LLP                Latham & Watkins
    1100 Philadelphia National Bank Building         885 Third Avenue
                1345 Chestnut Street                    Suite 100
     Philadelphia, Pennsylvania 19107-3496          New York, NY 10022
                  (215) 988-2802                      (212) 906-1284

                             ---------------------
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                            ---------------------
     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================
                                              Proposed Maximum         Proposed
      Title of Shares         Amount to be     Aggregate Price    Maximum Aggregate         Amount of
     to be Registered        Registered(1)      Per Share(2)        Offering Price     Registration Fee(1)
----------------------------------------------------------------------------------------------------------
Shares of Class A Com-
 mon Stock par value
 $0.01 per share .........     307,130       $ 23.5625           $ 7,236,750.63       $ 2,011.82
==========================================================================================================


(1) The Registrant previously filed a Registration Statement with respect to 5,114,200 (including 450,000 shares which the underwriters have the option to purchase to cover over-allotments, if any) shares for which a registration fee of $30,147 was paid. These shares have not been included for purposes of calculation of the amount of registration fee due.


(2) Estimated solely for the purpose of computing the amount of the registration fees in accordance with Rule 457(c) of the Securities Act of 1933, as amended. The maximum price per share information is based on the average of the high and the low sale prices of Pegasus Communications Corporation's Class A Common Stock, $.01 par value per share, reported on the Nasdaq National Market System on February 18, 1999.

We will amend and complete the information in this Prospectus. Although we are permitted by U.S. federal securities laws to offer these securities using this Prospectus, we may not sell them or accept your offer to buy them until the registration statement filed with the SEC relating to these securities is effective. This Prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.


                   SUBJECT TO COMPLETION -- FEBRUARY 24, 1999

================================================================================
Prospectus


       , 1999
                                [GRAPHIC OMITTED]


                    4,714,200 Shares of Class A Common Stock
--------------------------------------------------------------------------------
o We are offering 3,000,000 of the shares and certain existing stockholders are offering 1,714,200 of the shares.

o The underwriters have an option to purchase an additional 707,130 shares from us to cover over-allotments.

o Closing:      , 1999.

o Nasdaq National Market Symbol: PGTV



--------------------------------------------------------------------------------
                                             Per Share      Total
--------------------------------------------------------------------------------
        Public offering price:              $            $
        Underwriting fees:
        Proceeds to Company:
        Proceeds to selling stockholders:

--------------------------------------------------------------------------------



    This investment involves risks. See Risk Factors beginning on Page 10.

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this Prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

Donaldson, Lufkin & Jenrette
   Bear, Stearns & Co. Inc.
      Merrill Lynch & Co.
         C.E. Unterberg, Towbin
              ING Baring Furman Selz LLC

                             [INSIDE FRONT COVER]


                        [Color map of the United States
               showing Company operations in the various states.]

                              Prospectus Summary

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before deciding to invest in our common stock. We urge you to read the entire prospectus carefully, including our SEC filings that we have incorporated by reference into this prospectus, the "Risk Factors" section and the consolidated financial statements and the notes to those statements.

     When we describe the size of our business in this summary -- for example, the number of homes in our territories and how many subscribers we have -- we are assuming that we will complete the pending acquisitions described below in "The Company -- Recent Pegasus Developments."

Pegasus

     Pegasus Communications Corporation is:

     o The largest independent distributor of DIRECTV(R) with 464,000 subscribers as of January 31, 1999. We have the exclusive right to distribute DIRECTV digital broadcast satellite services to over 4.8 million rural households in 36 states. We distribute DIRECTV through the Pegasus retail network, a network of approximately 2,000 independent retailers.

     o The owner or programmer of nine TV stations affiliated with either Fox, UPN or the WB and the owner of a large cable system in Puerto Rico serving approximately 50,000 subscribers.

     o One of the fastest growing media companies in the United States. We have increased our revenues at a compound growth rate of 100% per annum since our inception in 1991.

DBS and DIRECTV

     Direct broadcast satellite programming services deliver television programming to subscribers from a satellite in digital format. To receive this programming, a subscriber must install a satellite antenna or dish and a digital receiver and pay a monthly fee. There are currently three national direct broadcast satellite, or DBS, programming services:

     o DIRECTV -- DIRECTV currently has 4.6 million subscribers, a 51% DBS market share, including approximately 3.6 million subscribers served by DIRECTV itself, 464,000 subscribers served by Pegasus and 500,000 subscribers served by the approximately 100 other DIRECTV rural affiliates.

     o Primestar -- Primestar currently has 2.3 million subscribers, a 26% DBS market share.

     o EchoStar -- EchoStar currently has 2.0 million subscribers, a 23% DBS market share.

     DIRECTV, a service of Hughes Electronics, requires a satellite dish of approximately 18 inches in diameter that may be installed by the consumer without professional assistance. DIRECTV has said it will have the capacity to offer 370 entertainment channels of near laser disc quality video and digital quality audio programming after completing its announced acquisitions of United States Satellite Broadcasting and Primestar described below.


DIRECTV Rural Affiliates and Consolidation

     Prior to the launch of DIRECTV's programming service, Hughes entered into an agreement with the National Rural Telecommunications Cooperative authorizing the NRTC to offer its members and associates the opportunity to acquire exclusive rights to distribute DIRECTV programming services in rural areas of the United States. The NRTC is a cooperative organization, the members and associates of which are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Approximately 250 NRTC members and associates, including Pegasus, acquired such exclusive rights, thereby becoming DIRECTV rural affiliates. The exclusive territories acquired by DIRECTV's rural affiliates include approximately 9.0 million rural households.

     When DIRECTV was launched in 1994, approximately 95% of the DIRECTV rural affiliate exclusive territories were held by small DIRECTV rural affiliates. In 1996, Pegasus first acquired another DIRECTV rural affiliate, thereby beginning a process of consolidation that has significantly changed the composition of DIRECTV's rural affiliates. Since 1996, we have increased our DIRECTV exclusive territories to more than 4.8 million homes through the completed or pending acquisitions of 81 other DIRECTV rural affiliates, including acquisitions by Digital Television Services, Inc., with which we merged in 1998. Today, Pegasus represents 55% of the DIRECTV exclusive territories held by DIRECTV's rural affiliates.


Pegasus Rural Focus and Strategy

     Rural areas are an attractive market for DBS and other satellite services because they are generally underserved by cable operators. The cost of providing satellite service is not affected by home density as compared to the cost of reaching a household by a cable or other wireline system, which is generally inversely proportional to home density. Our long-term goal is to become an integrated provider of DBS and other digital satellite services in rural areas of the United States. To accomplish our goal, we are pursuing the following strategy:

     o  Continue to Grow Our Rural Subscriber Base by Aggressively Marketing
        DIRECTV: Our current subscriber base represents a penetration of approximately 10%, as compared to a nationwide penetration of approximately 4.6% for DIRECTV.

     o Continue to Acquire Other DIRECTV Rural Affiliates: We believe that we have a competitive advantage in acquiring additional DIRECTV rural affiliates due to our position as the largest DIRECTV rural affiliate, our access to the capital markets and our strong reputation in the DBS industry.

     o Continue to Develop the Pegasus Retail Network: Our consolidation of DIRECTV's rural affiliates has enabled us to expand the Pegasus retail network to 2,000 independent retailers in 36 states. We believe that the Pegasus retail network is one of the few sales and distribution channels for digital satellite services with broad and effective reach in rural areas of the U.S.

     o Generate Future Growth By Bundling Additional Digital Satellite Services with DIRECTV: We believe that new digital satellite services, such as digital audio services, broadband multimedia services and mobile satellite services will, like DBS, achieve disproportionate success in rural areas and that the Pegasus retail network will position us to capitalize on these new opportunities.


Recent DBS Developments

     Three important events have occurred recently in the DBS industry.

     DIRECTV/Hughes Acquisition of USSB. In December 1998, Hughes, the parent company of DIRECTV, announced that it had reached an agreement with United States Satellite Broadcasting Company, Inc. to acquire USSB's business and assets for approximately $1.3 billion in cash and stock. The transaction, if completed, will enable DIRECTV to add such premium networks as multichannel HBO, Cinemax and Showtime. We are still evaluating the impact of the USSB transaction on our business.

     DIRECTV/Hughes Acquisition of Primestar. In January 1999, Hughes announced that it reached agreement with Primestar, Inc. to acquire Primestar's DBS business. We estimate that there are between

200,000 and 250,000 Primestar subscribers in our DIRECTV exclusive territories. Our estimate is based on DIRECTV's estimate of the proportion of Primestar subscribers in the exclusive territories of DIRECTV rural affiliates and our proportionate ownership of those territories. We are still evaluating the effects of the Primestar transaction on our business.

     EchoStar-News Corporation-MCI Settlement. In November 1998, EchoStar Communications Corporation, News Corporation, MCI WorldCom Inc. and certain other parties reached an agreement for the transfer to EchoStar of a license to operate another DBS business. While we believe that this transaction, if completed, will help increase the overall competitive position of DBS relative to cable, it could also increase EchoStar's competitive position relative to DIRECTV. See Risk Factors -- Other Risks of Our Business -- We Face Significant
Competition: the Competitive Landscape Changes Constantly.

                                  The Offering


Class A common stock offered by:
 Pegasus .................................    3,000,000 shares (1)
 The selling stockholders ................    1,714,200 shares
                                             -----------------
  Total ..................................    4,714,200 shares
                                             -----------------
Class A common stock to be
  outstanding after the offering .........   14,315,809 shares (1)(2)

Use of proceeds ..........................   The net proceeds to Pegasus from this offering (after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $69.8 million
                                             (approximately $86.4 million if the underwriters' over-allotment option is exercised in full). Pegasus intends to use the net proceeds for acquisitions (only some of which have been
                                             identified), capital expenditures and general corporate purposes.
                                             We will receive no proceeds from the sale of Class A common stock in the offering by the selling stockholders. See Use of
                                             Proceeds.

Nasdaq National Market symbol ............   PGTV

--------------

(1) Excludes 707,130 shares to be sold by us if the underwriters' over-allotment option is exercised in full. See Underwriters.

(2) Based on the number of shares outstanding at February 22, 1999. Excludes issued and outstanding warrants for 657,636 shares of Class A common stock, and 646,427 options granted under Pegasus' stock option plan.


                          --------------------------
     Our principal executive offices are located at Suite 454, 5 Radnor Corporate Center, 100 Matsonford Road, Radnor, Pennsylvania 19087. Our telephone number is (888) 438-7488 and our Internet website is located at http://www.pgtv.com. Our website is not part of our prospectus.

         Summary Historical and Pro Forma Consolidated Financial Data

     The following table sets forth summary historical and pro forma consolidated financial data for Pegasus. You should read this information in conjunction with the consolidated financial statements and the notes to them, Management's Discussion and Analysis of Financial Condition and Results of Operations, Selected Historical and Pro Forma Consolidated Financial Data and Pro Forma Consolidated Financial Information included elsewhere in this prospectus. You should also read the paragraphs following this table, which explain certain portions of the table.

                                                                         Years Ended December 31,
                                                                  --------------------------------------
Statement of Operating Data:                                          1994         1995         1996
                                                               (Dollars in thousands, except per share data)
Net revenues:
 DBS ...........................................................    $   174     $  1,469      $  5,829
 Broadcast and cable ...........................................     28,017       30,679        42,100
                                                                    -------     --------      --------
  Total revenues ...............................................     28,191       32,148        47,929
Operating expenses:
 DBS
  Programming, technical, and general and administrative .......        161        1,379         4,312
  Marketing and selling ........................................         50           --           646
  Incentive compensation .......................................         --            9           146
  Depreciation and amortization ................................         --          640         1,786
 Broadcast and cable
  Programming, technical, and general and administrative .......     14,856       15,823        21,006
  Marketing and selling ........................................      3,086        3,939         4,940
  Incentive compensation .......................................        432          519           839
  Depreciation and amortization ................................      6,536        7,619         9,287
 Corporate expenses ............................................      1,506        1,364         1,429
 Corporate depreciation and amortization .......................        404          492           988
                                                                    -------     --------      --------
  Income (loss) from operations ................................      1,160          364         2,550
Interest expense ...............................................     (5,973)      (8,817)      (12,455)
Interest income ................................................         --          370           232
Other expenses, net ............................................        (65)         (44)         (171)
Gain on sales of cable systems .................................         --           --            --
                                                                    -------     --------      --------
  Loss before income taxes .....................................     (4,878)      (8,127)       (9,844)
Provision (benefit) for income taxes ...........................        140           30          (120)
                                                                    -------     --------      --------
 Loss before extraordinary items ...............................     (5,018)      (8,157)       (9,724)
Extraordinary gain (loss) from extinguishment of debt, net .....       (633)      10,211          (250)
                                                                    -------     --------      --------
  Net income (loss) ............................................     (5,651)       2,054        (9,974)
  Preferred stock dividends ....................................         --           --            --
                                                                    -------     --------      --------
  Net income (loss) applicable to common shares ................   ($ 5,651)    $  2,054     ($  9,974)
                                                                    =======     ========      ========
Loss per common share:
  Loss before extraordinary items ..............................                              ($  1.56)
  Extraordinary item ...........................................                                ( 0.04)
                                                                                              --------
  Loss per common share ........................................                              ($  1.60)
                                                                                              ========
  Weighted average shares outstanding (000's) ..................                                 6,240
                                                                                              ========
Other Data:
Pre-marketing cash flow:
 DBS ...........................................................    $    13     $     90      $  1,517
 Broadcast and cable ...........................................     10,075       10,917        16,154
                                                                    -------     --------      --------
 Total pre-marketing cash flow .................................    $10,088     $ 11,007      $ 17,671
                                                                    =======     ========      ========
Location cash flow .............................................    $10,038     $ 11,007      $ 17,025
Operating cash flow ............................................      8,100        9,287        15,596
Capital expenditures ...........................................      1,264        2,640         6,294
Net cash provided by (used for):
 Operating activities ..........................................      4,103        5,783         3,059
 Investing activities ..........................................     (3,571)      (6,047)      (81,179)
 Financing activities ..........................................       (658)      10,859        74,727

                                                                           Years Ended December 31,
                                                                  -------------------------------------------
                                                                                                  Pro Forma
Statement of Operating Data:                                          1997           1998           1998
Net revenues:
 DBS ...........................................................    $  38,254     $ 147,142       $ 197,413
 Broadcast and cable ...........................................       48,564        48,079          54,161
                                                                    ---------     ---------       ---------
  Total revenues ...............................................       86,818       195,221         251,574
Operating expenses:
 DBS
  Programming, technical, and general and administrative .......       26,042       102,420         136,625
  Marketing and selling ........................................        5,973        45,706          57,278
  Incentive compensation .......................................          795         1,159           1,159
  Depreciation and amortization ................................       17,042        59,077          83,683
 Broadcast and cable
  Programming, technical, and general and administrative .......       24,099        25,613          28,420
  Marketing and selling ........................................        5,971         6,334           6,322
  Incentive compensation .......................................          479           292             292
  Depreciation and amortization ................................        9,397         9,550          11,429
 Corporate expenses ............................................        2,256         3,614           3,614
 Corporate depreciation and amortization .......................        1,352         2,105           2,105
                                                                    ---------     ---------       ---------
  Income (loss) from operations ................................       (6,588)      (60,649)        (79,353)
Interest expense ...............................................      (16,094)      (44,604)        (55,760)
Interest income ................................................        1,539         2,036           2,036
Other expenses, net ............................................         (724)       (1,523)         (1,203)
Gain on sales of cable systems .................................        4,451        24,726              --
                                                                    ---------     ---------       ---------
  Loss before income taxes .....................................      (17,416)      (80,014)       (134,280)
Provision (benefit) for income taxes ...........................          200          (896)           (896)
                                                                    ---------     ---------       ---------
 Loss before extraordinary items ...............................      (17,616)      (79,118)       (133,384)
Extraordinary gain (loss) from extinguishment of debt, net .....       (1,656)           --              --
                                                                    ---------     ---------       ---------
  Net income (loss) ............................................      (19,272)      (79,118)       (133,384)
  Preferred stock dividends ....................................       12,215        14,763          14,763
                                                                    ---------     ---------       ---------
  Net income (loss) applicable to common shares ................   ($  31,487)   ($  93,881)     ($ 148,147)
                                                                    =========     =========       =========
Loss per common share:
  Loss before extraordinary items ..............................    ($   3.02)    ($   6.64)      ($   8.65)
  Extraordinary item ...........................................       ( 0.17)           --              --
                                                                    ---------     ---------       ---------
  Loss per common share ........................................    ($   3.19)    ($   6.64)      ($   8.65)
                                                                    =========     =========       =========
  Weighted average shares outstanding (000's) ..................        9,858        14,130          17,130
                                                                    =========     =========       =========
Other Data:
Pre-marketing cash flow:
 DBS ...........................................................    $  12,212     $  44,722       $  60,788
 Broadcast and cable ...........................................       18,494        16,132          19,419
                                                                    ---------     ---------       ---------
 Total pre-marketing cash flow .................................    $  30,706     $  60,854       $  80,207
                                                                    =========     =========       =========
Location cash flow .............................................    $  24,733     $  15,148       $  22,929
Operating cash flow ............................................       22,477        11,534          19,315
Capital expenditures ...........................................        9,929        12,400          16,540
Net cash provided by (used for):
 Operating activities ..........................................        8,478       (21,962)
 Investing activities ..........................................     (142,109)     (101,373)
 Financing activities ..........................................      169,098       133,791

                                                                            As of December 31,
                                              -------------------------------------------------------------------------------
                                                                                                                   Pro Forma
                                                  1994          1995         1996         1997         1998          1998
Balance Sheet Data:
Cash and cash equivalents .................    $   1,380      $21,856      $  8,582     $ 45,269     $ 75,985     $  27,681
Working capital (deficiency) ..............      (23,074)      17,566         6,430       32,347       37,889       (14,547)
Total assets ..............................       75,394       95,770       173,680      380,862      886,310       920,202
Total debt (including current) ............       61,629       82,896       115,575      208,355      559,029       522,171
Total liabilities .........................       68,452       95,521       133,354      239,234      699,144       663,286
Redeemable preferred stock ................           --           --            --      111,264      126,028       126,028
Minority interest .........................           --           --            --        3,000        3,000         3,000
Total common stockholders' equity .........        6,942          249        40,326       27,364       58,138       127,888


     Pro forma income statements and other data for the year ended December 31, 1998 include our completed and pending acquisitions and sales and the use of proceeds from this offering as if they had all occurred in the beginning of such period. The pro forma balance sheet data as of December 31, 1998 includes the acquisitions completed after December 31, 1998, the acquisitions pending as of the same date and the use of proceeds from this offering as if such events had occurred on such date. See Pro Forma Consolidated Financial Information.

     The pro forma income statement data for the year ended December 31, 1998 does not include the $24.7 million gain from the sale of our New England cable systems.

     In this section we use the terms pre-marketing cash flow and location cash flow. Pre-marketing cash flow is calculated by taking our earnings and adding back the following expenses:

     o  interest;

     o  income taxes;

     o  depreciation and amortization;

     o non-cash charges, such as incentive compensation under our restricted stock plan and 401(k) plan;

     o  corporate overhead; and

     o DBS subscriber acquisition costs, which are sales and marketing expenses incurred to acquire new DBS subscribers.

     Location cash flow is pre-marketing cash flow less DBS subscriber acquisition costs.

     Pre-marketing cash flow and location cash flow are not, and should not be considered, alternatives to income from operations, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity, as determined under generally accepted accounting principles. Pre-marketing cash flow and location cash flow also do not necessarily indicate whether our cash flow will be sufficient to fund working capital, capital expenditures, or to react to changes in Pegasus' industry or the economy generally. We believe that pre-marketing cash flow and location cash flow are important, however, for the following reasons:

     o people who follow our industry frequently use them as measures of financial performance and ability to pay debt service; and

     o they are measures that we, our lenders and investors use to monitor our financial performance and debt leverage.

                      Where You Can Find More Information

     Pegasus files annual, quarterly and special reports, as well as proxy statements and other information with the SEC. You may read and copy any of the documents Pegasus files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Pegasus' SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like Pegasus that file electronically with the SEC.

     This prospectus is part of a registration statement on Form S-3 filed by Pegasus with the SEC under the Securities Act. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

     The SEC allows Pegasus to incorporate by reference into this prospectus the information it files with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. If Pegasus subsequently files updating or superseding information in a document that is incorporated by reference into this prospectus, the subsequent information will also become part of this prospectus and will supersede the earlier information.

     Pegasus is incorporating by reference the following documents that it has filed with the SEC:

     o Pegasus' Form 10-K/A filed with the SEC on April 20, 1998 for the fiscal year ended December 31, 1997;

     o Pegasus' Quarterly Report on Form 10-Q for the quarter ended September 30, 1998;

     o  Pegasus' Quarterly Report on Form 10-Q for the quarter ended June 30,
        1998;

     o Pegasus' Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

     o Pegasus' Forms 8-K dated December 10, 1997 and filed with the SEC on January 12, 1998; dated January 16, 1998 and filed with the SEC on March 3, 1998; and dated April 27, 1998 and filed with the SEC on May 11, 1998;

     o Digital Television Services, Inc.'s Form 10-K filed with the SEC on March 23, 1998 for the fiscal year ended December 31, 1997;

     o Digital Television Services, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998;

     o Digital Television Services, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998;

     o Digital Television Services, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

     Pegasus is also incorporating by reference into this prospectus all of its future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed.

     You may obtain a copy of any of Pegasus' filings which are incorporated by reference, at no cost, by writing to or telephoning us at the following address:

                      Pegasus Communications Corporation
                 c/o Pegasus Communications Management Company
                     Suite 454, 5 Radnor Corporate Center
                              100 Matsonford Road
                          Radnor, Pennsylvania 19087
                     Attention: Director of Communications
                           Telephone: (888) 438-7488

     You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the first page of the prospectus. Pegasus is not making this offer of securities in any state or country in which the offer or sale is not permitted.

                                 Risk Factors

     You should carefully consider the risks described below before you decide to invest. They could materially and adversely affect our financial condition and results of operation. They could cause the trading price of our stock to decline, and you might lose all or part of your investment.


Risks of Our DBS Business

     Satellite and DBS Technology Could Fail or Be Impaired

     DBS technology is highly complex and is still evolving. As with any high-tech product or system, it might not function as expected or last through the year 2007 as currently expected. If any of the DIRECTV satellites is damaged or stops working partially or completely for any of a number of reasons, DIRECTV customers would lose programming. We would in turn likely lose customers, which could materially and adversely affect our operations, financial performance and stock price.

     One example of this risk occurred recently. In July 1998, the primary spacecraft control processor failed on one of the satellites that transmits DIRECTV programming. As it was designed to do, the satellite automatically switched to the on-board backup processor with no interruption of service to DIRECTV subscribers. If the backup processor on the current satellite fails, other satellites presently in orbit would continue to transmit DIRECTV programming, but the service would experience an undetermined reduction in channel capacity. While Hughes Electronics, which owns DIRECTV, has announced plans to launch a new satellite in September 1999, this will not eliminate the risk.

     We Depend on DIRECTV and Third Party Programmers for Programming

     Because we are an intermediary for DIRECTV, events at DIRECTV that we do not control can adversely affect us. One of the most important of these is DIRECTV's ability to provide programming that appeals to mass audiences. DIRECTV generally does not produce its own programming; it purchases it from third parties. DIRECTV's success -- and therefore ours -- depends in large part on DIRECTV's ability to make good judgments about programming sources and obtain programming on favorable terms. We have no control or influence over this. Adverse financial conditions at DIRECTV could also affect us.

     Programming Costs May Increase

     The law requires programming suppliers that are affiliated with cable companies to provide programming to all multichannel distributors -- including DIRECTV -- on nondiscriminatory terms. The rules implementing this law are scheduled to expire in 2002. If they are not extended, these programmers could increase DIRECTV's rates, and therefore ours.

     There is Some Uncertainty About Our DIRECTV Rights After 2007

     We may or may not be able to continue in the DIRECTV business after the current DIRECTV satellites are replaced. If we can continue, we cannot predict what it will cost us to do so.

     The National Rural Telecommunications Cooperative's agreements with DIRECTV and with us last for the life of the current DIRECTV satellites, which is expected to be at least through 2007. The NRTC has told us that its agreement with DIRECTV gives the NRTC a right of first refusal to get comparable rights if DIRECTV launches new satellites to replace the existing ones. We expect that its financial terms will have to be negotiated at the time any new satellites are to be launched. The cost of obtaining these rights will likely depend on DIRECTV's costs of launching replacement satellites and on other factors that are difficult to anticipate. For this reason, we are unable to predict whether, or at what cost, we will be able to continue in the DIRECTV business after the current satellites are removed from service.

     We Cannot Retransmit the Broadcast Networks' Programming to All Our Customers; This Could Cause Us to Lose Customers and Revenues

     The DBS industry and the major television networks are in a serious dispute about whether DIRECTV and the other DBS services can carry network programming. If they cannot, DIRECTV could lose some of its consumer appeal. As a result of this dispute, we will be required to shut off network programming to some existing customers and not to offer it to some new customers. This could result in our loss of customers and revenues.

     The dispute arises under a federal law called the Satellite Home Viewer Act. This law allows DBS operators, for a statutory fee, to provide network programming to subscribers in unserved areas but not elsewhere. The concept of an unserved area has to do with how well people in the area can receive over-the-air broadcasts of local network-affiliated stations. The problem is that there are technical issues and ambiguities in the way the law defines these areas. This is important to us because our subscribers are predominantly in rural areas where regular television reception is weak.

     In two recent lawsuits the networks have persuaded the courts to define "unserved areas" much more narrowly than has been our practice and that of others in the DBS industry. Other lawsuits have been filed but not decided. In addition, the FCC just completed an emergency rulemaking proceeding in which it provided regulatory guidance about how to determine if a subscriber is eligible to receive satellite delivered network programming.

     DIRECTV has indicated that it intends to use the FCC's guidance to determine if existing and new subscribers are in fact eligible to receive network programming. This will result in the loss of network service for some of our subscribers as well as the loss of some of our potential customers who may not be attracted to DIRECTV because they can not receive network programming. We do not know at the present time how many of our existing subscribers will lose network services, and how many of those subscribers will cancel their service entirely as a result. We also do not know how many potential new customers we will lose because of this. We do know that this issue will have an adverse effect on us, although we can not judge its magnitude.

     More court proceedings and appeals are likely. In addition, the FCC has essentially deferred to Congress the issues raised in the lawsuits as well as certain related policy matters. Congress is in the process of holding hearings related to the issues.

     We cannot predict how these issues will be resolved, how long it will take to resolve them, or how seriously they will affect us.

     In addition, the Satellite Home Viewer Act is scheduled to expire on December 31, 1999. If Congress does not renew it, DIRECTV will not be able to provide network programming even to unserved areas without the consent of the owners of the programming.


     DIRECTV Cannot Carry Local Station Programming

     Subscribers cannot receive their local TV stations on DBS, particularly local news and sports. This will remain true for many subscribers even if the network programming issues discussed above are resolved in the DBS industry's favor. In areas served by cable television, this puts us at a competitive disadvantage and may lose us customers and revenues because cable systems usually carry local stations.

     DIRECTV Equipment is Expensive Relative to Cable

     To receive DIRECTV, the customer must buy and install reception equipment -- a dish and a receiver. Although the price of this equipment has decreased significantly since DIRECTV service began in 1994, it still costs about $149 to buy the equipment and another $129 to have it professionally installed. We reduce the front-end cost to consumers by subsidizing the equipment cost and providing free programming for a month or more, which reduces our income. Even so, cable has an advantage over DBS because cable customers do not have to buy equipment, and cable companies charge lower installation fees. We may lose customers and revenues to cable because of this.

     There is a Risk of Signal Theft

     Signal theft has long been a problem in the cable and DBS industries. DIRECTV uses encryption technology to prevent people from receiving programming without paying for it. The technology is not foolproof, and there have been published reports that it has been compromised. If this becomes widespread, our revenues would suffer.

     We Could Lose Revenues if We Have Out-of-Territory Subscribers

     Just as we have exclusive DIRECTV distribution rights in our territories, we are not allowed to have customers outside our territories. The problem is that customers are not always truthful about where they live. If it turns out that large numbers of our subscribers are not in our territories, we would lose substantial revenues when we disconnect them. We could also face legal consequences for having subscribers in Canada, where DIRECTV reception is illegal.

Risks of Our Broadcast Television Business

     Most of Our Network Affiliations Are Being Negotiated

     The television stations that we now own or program are affiliated with the Fox, WB and UPN television networks. The networks provide substantial amounts of our stations' programming. Our broadcast operations could suffer materially if we lose our affiliations with these networks for any of a variety of reasons. In that connection:

     o We are in the process of negotiating renewals of the Fox affiliation agreements for four of our six television markets, which expired on January 30, 1999.

     o While the WB network is permitting us to air its programming on two of the stations we program, we are still negotiating affiliation agreements for those stations.

     o If Fox acquires a significant ownership interest in another station in one of our markets, it can cancel our affiliation agreement for that market without penalty. Fox has done this in the past to other broadcasters.

If we lose or do not obtain these network affiliations, we could not continue to carry the network programming. This could affect us materially and adversely.

     We Depend on Networks for Quality Programming

     Our broadcast operations could suffer materially if our networks' programming does not appeal to viewers. Also, since the WB and UPN are relatively new networks, their long-term stability is uncertain. If these networks were to stop operating or cut back on their programming, we would have to acquire new programming for these stations which could be more expensive to us or less attractive to viewers.

     The Federal Communications Commission May Prevent Our Local Marketing Agreement Strategy

     One of our important strategies in broadcast television is to achieve economies of scale by programming two stations in each of our markets. The Federal Communications Commission is considering a measure that would prevent us from doing this and could force us to stop programming some of our existing stations. This could cost us significant revenues.

     Because the Federal Communications Commission does not allow us to own more than one television station in the same market, we have implemented our strategy -- as have other broadcasters -- through arrangements known as local marketing agreements. We currently have local marketing agreements for second stations in four of our markets and expect to program a second station under such an agreement in one more market by 2000.

     If the FCC adopts the proposed change, it could prohibit us from obtaining additional in-market stations, and it could require us to terminate our existing agreements. We might be able to keep one or more of them for a period of time or indefinitely under grandfathering rules, but the Federal Communications Commission has not made its position clear on this point. This would affect our broadcast operations materially and adversely.

     There Are Other Risks of Our Local Marketing Agreement Strategy

     Apart from the Federal Communications Commission, federal agencies that administer the antitrust laws have said they intend to review market concentrations in television, including through local marketing agreements that the Federal Communications Commission permits. We cannot predict how this will affect us.

     Even if we can keep and expand our local marketing agreements, their use carries the inherent risk that we do not control the other parties that actually own the stations and hold the stations' Federal Communications Commission licenses. It is conceivable that the licensee could pre-empt our programming. In an extreme case, the licensee could cease to meet Federal Communications Commission qualifications and put its license in jeopardy, in which case we could lose the ability to program the station.

     The Planned Industry Conversion to Digital Television Creates a Number of Uncertainties

     All television stations in the United States must start broadcasting in digital format by May 2002 and must abandon the present analog format by 2006, though the Federal Communications Commission may extend these dates.


     o It will be expensive to convert from the current analog format to digital format. We cannot now determine what that cost will be.

     o The digital technology will allow us to broadcast multiple channels, compared to only one today. We cannot predict whether or at what cost we will be able to obtain programming for the additional channels. Increased revenues from the additional channels may not make up for the conversion cost and additional programming expenses. Also, multiple channels programmed by other stations could increase competition in our markets.

     o The Federal Communications Commission has generally made available much higher power allocations to digital stations that will replace stations on existing channels 2 through 13 than digital stations that will replace stations on existing channels 14 through 69. All of our existing stations are on channels 14 through 69. This power disparity could put us at a disadvantage to our competitors that now operate on channels 2 through 13.

     o In some cases, when we convert a station to digital television, the signal may not be received in as large a coverage area, or it may suffer from additional interference. Also, the technical standards adopted by the Federal Communications Commission limit the power that stations may use to send the signal. As a result, viewers using antennas located inside their television sets may not receive a reliable signal. If viewers do not receive a high-quality, reliable signal from our stations, they may be encouraged to seek service from our competitors.

     o The Federal Communications Commission is considering whether to require cable companies to carry both the analog and the digital signals of their local broadcasters when television stations will be broadcasting both, during the transition period between 2002, at the latest and 2006. If the Federal Communications Commission does not require this, cable customers in our broadcast markets may not receive our digital signal, and this could affect us unfavorably.

Risks of Our Cable Business

     We Are Concentrated in Puerto Rico

     All of our cable operations are in Puerto Rico, and the cable system we have agreed to purchase is also in Puerto Rico. This geographical concentration also carries risks:

     o Puerto Rico gets more hurricanes and other severe weather than many other places. Because of Hurricane Georges, which struck Puerto Rico in September 1998, we lost $1.4 million of revenue in the fourth quarter of 1998 alone, and we spent about $300,000 to repair the damage. Future hurricanes can be expected and could be even worse for us.

     o A local downturn in the Puerto Rico economy could cause us to lose revenues from subscribers and advertisers. This would affect our cable business more seriously than if we were more geographically diversified.

     Digital Television

     We mentioned above that the Federal Communications Commission is considering whether to require cable companies to carry both the analog and digital signals of local television stations during the transition to digital broadcasting. See Risks of Our Broadcast Television Business -- The Planned Industry Conversion to Digital Television Creates a Number of Uncertainties. Because we have only so much channel capacity in our cable system, this requirement could hurt our ability to expand our programming offerings.

     We Could Become Subject to Rate Regulation

     The government can regulate the rates cable companies charge for the lowest level of their service. The government does not now regulate our rates or those of the cable system we have agreed to purchase because the Federal Communications Commission has found that both systems are subject to effective competition. This means that less than 30% of the people that could subscribe to the systems do subscribe. But if we are successful in significantly increasing the percentage of people that subscribe to our service, the lowest level of cable service we offer could become subject to rate regulation.

Other Risks of Our Business

     We Have a History of Substantial Losses; We Expect Them to Continue; Losses Could Adversely Affect our Stock Price and Access to Capital Markets

     We have never made a profit, except in 1995, when we had a $10.2 million extraordinary gain. Because of interest expense on our substantial debt and because of high expense in amortizing goodwill from our acquisitions, we do not expect to have net income for the foreseeable future. To the extent investors measure our performance by net income or loss, rather than alternative measures based on cash flow, continuing losses could adversely affect our stock prices and our access to capital markets.

     Substantial Indebtedness

     We have now and, after the offering, will continue to have a significant amount of indebtedness. The following chart shows certain important credit statistics and is presented assuming we had completed this offering and applied the proceeds as intended, and the pending and completed acquisitions described in this prospectus are consummated, as of the date shown:

                                              Pro Forma
                                         At December 31, 1998
       Total indebtedness ...........       $ 522,171,000
       Stockholders' equity .........       $ 127,888,000
       Debt to equity ratio .........                4.08x

     On the assumption that these events and the 1998 offering of our senior notes had occurred on January 1, 1998, our earnings would have been inadequate to cover our fixed charges and preferred stock dividends by $149.0 million for the year ended December 31, 1998. Neither total indebtedness nor stockholders' equity, as set forth above, includes the approximately $126.0 million in outstanding Series A preferred stock or a $3 million minority interest in one of our subsidiaries.

     Our ability in the future to repay our existing indebtedness will depend upon the success of our business strategy, prevailing economic conditions, regulatory matters, levels of interest rates and financial, business and other factors that are beyond our control. We cannot assure you that we will be able to generate the substantial increases in cash flow from operations that we will need to meet the obligations under our indebtedness. Furthermore, our agreements with respect to our indebtedness, including the indentures governing our publicly held debt securities and our two credit facilities, as well as the terms of our publicly held preferred stock, contain numerous covenants that, among other things, restrict our ability to:

     o  pay dividends and make certain other payments and investments;

     o  borrow additional funds;

     o  create liens; and

     o  sell our assets.

Failing to make debt payments or comply with our covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

     Our substantial indebtedness could have other important consequences to you. For example, it could:

     o increase our vulnerability to general adverse economic and industry conditions;

     o require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other activities;

     o limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

     o place us at a competitive disadvantage compared to our competitors that have less debt.

     We Face Significant Competition; the Competitive Landscape Changes
Constantly

     Our DBS business faces competition from other current or potential multichannel programming distributors, including other DBS operators, direct-to-home providers, cable operators, wireless cable operators, internet and local and long-distance telephone companies, which may be able to offer more competitive packages or pricing than we or DIRECTV can provide. In addition, the DBS industry is still evolving and recent or future competitive developments could adversely affect us. For example, on November 30, 1998, EchoStar, which competes with us in the sale of DBS programming, announced that it had entered into an agreement with News Corporation and MCI providing for the transfer to EchoStar of the license to operate a high-powered DBS business at the 110 degrees west longitude orbital location consisting of 28 frequencies and the sale of two satellites that are currently under construction. This could adversely affect us in several ways. First, EchoStar could develop greater channel capacity than DIRECTV and offer more and a wider selection of programming than offered by DIRECTV. Second, DBS is limited by the copyright laws from retransmitting television signals to local markets, and EchoStar has been at the forefront of a legislative effort to change the laws in order to permit EchoStar and other DBS providers to deliver local network signals. The additional frequencies being acquired by EchoStar could provide it with enough capacity to retransmit local signals in larger television markets if the law is changed. DIRECTV does not have this capacity.

     Our TV stations compete for audience share, programming and advertising revenue with other television stations in their respective markets and with DBS operators, cable operators and other advertising media. DBS and cable operators in particular are competing more aggressively than in the past for advertising revenues in our TV stations' markets. This competition could adversely affect our stations' revenues and performance in the future.

     Our cable systems face competition from television stations, satellite master antennae television systems, wireless cable systems, direct-to-home providers, DBS systems and open video systems.

     In addition, the markets in which we operate are in a constant state of change due to technological, economic and regulatory developments. We are unable to predict what forms of competition will develop in the future, the extent of such competition or its possible effects on our businesses.

     Our Acquisition Strategy Creates a Variety of Risks

     We have grown primarily through acquisitions. We plan to continue with our acquisition program, particularly in the DBS business. Some of the risks in this strategy are:

     o We may not be able to keep making acquisitions on attractive terms. We compete with others for acquisitions. This has driven acquisition prices higher, and we expect it will continue to do so, particularly for the most attractive DBS territories.

     o Our acquisitions normally require third party consents that we do not control. These include the consents of DIRECTV and the NRTC for DBS acquisitions, the Federal Communications Commission and the television networks for broadcast TV acquisitions, and cable franchising authorities and programmers for cable acquisitions. Some acquisitions also require the consent of our lenders. We have been able to get these consents in the past, but this could change, or become more difficult, or require us to incur additional costs, for reasons we cannot predict.

     o We could encounter difficulties integrating any given acquired business into our operations. These difficulties can cost money and divert management's attention from other important matters.

     o If we pay for an acquisition with our stock, the acquisition could dilute existing stockholders, depending on its terms.

     o If we finance an acquisition by borrowing, this would increase our already high leverage and interest expense.


The Year 2000 Problem Could Adversely Affect Us

     An issue exists for all companies that rely on computers as the year 2000 approaches. This issue involves computer programs and applications that were written using two digits rather than four to identify the applicable year, and could result in system failures or miscalculations. We have undertaken an assessment to determine the extent of any necessary remediation, and the anticipated costs thereof, to make our material equipment, systems and applications year 2000 compliant. Costs in connection with any modifications to make our systems compliant are not expected to be material. However, if such modifications are not completed successfully or are not completed in a timely manner, the year 2000 issue may have a material adverse impact on our operations. Exposure could arise also from the impact of non-compliance by certain software and/or equipment vendors and others with whom we conduct business. We cannot estimate the potential adverse impact that may result from non-compliance with the year 2000 issue by the software and/or equipment vendors and others with whom we conduct business.

     For a description of our Year 2000 compliance efforts, you should read Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000.

Risks of Investing in Our Common Stock

     Our Stock Price Has Been Volatile; This May Continue

     Our common stock was publicly offered for the first time in October 1996 at a price of $14.00 per share. Since then it has traded as low as $8.125 and as high as $27.875. Since October 1, 1998, it has traded as low as $10.625 and as high as $27.875. See Price Range of Class A Common Stock.

     The market price for our stock may continue to be volatile, both because of our performance and for reasons that have nothing to do with it, such as conditions in the economy or the financial markets. We believe that one reason for the volatility of our stock price may be that there are relatively few shares in the hands of the public as compared with other companies, making our stock a relatively illiquid investment. We cannot assure you that the additional number of outstanding shares resulting from this offering will significantly ease this illiquidity.

     You May Not Be Able to Control Votes

     We have two classes of common stock that differ only in voting rights. You are being offered Class A common stock, which has one vote per share. The Class B common stock has ten votes per share. All of the Class B common stock is controlled by Marshall W. Pagon, our Chief Executive Officer. The two classes vote together as if they were a single class on nearly all matters, including the election of directors and fundamental events that require stockholder approval. See Description of Capital Stock -- Description of Common Stock for a more detailed description and the limited exceptions to this rule.

     Because of this voting difference, Mr. Pagon controls the outcome of nearly all matters on which the stockholders vote. After this offering, Mr. Pagon will have 24.2% of the total common stock but 76.2% of the votes.

     Because of Mr. Pagon's voting control, no one can acquire Pegasus, or control of Pegasus, without his approval. Even if he no longer has voting control at some time in the future, the board of directors could adopt measures such as a so-called poison pill that delay or prevent a proposal to acquire Pegasus that you may think is attractive as a stockholder.

     We May Have to Repay Substantial Debt and Preferred Stock if a Change of Control Occurs

     We must offer to redeem our publicly held debt securities and preferred stock for approximately $585 million if we have a change of control. See Description of Certain Indebtedness and Description of Capital Stock -- Description of Series A Preferred Stock for what this means. Our bank debt, approximately $85.4 million at February 15, 1999, would also come due on a change of control. If a change of control occurs and we are unable to refinance this debt, we would be in default.

     Future Sales of Common Stock Could Lower our Stock Price

     If existing stockholders decide to sell large amounts of our stock, our stock price could fall. Even the market's perception that this might occur could lower our stock price.

     To give you an idea of how much stock could be sold into the market, after this offering we will have 14,315,809 shares of Class A common stock outstanding, assuming the underwriters' over-allotment option is not exercised. Of these:

     o  7,733,226 shares will be held by the public.

     o 4,658,400 shares (including stock options) will be held or controlled by Marshall W. Pagon and may be currently sold without registration under SEC Rule 144.

     o 336,464 other shares held by two current and one former officer may be sold at any time under an effective registration statement under the Securities Act.

     o 176,180 other shares, including vested stock options, held by directors and executive officers (other than Marshall W. Pagon) can currently be sold subject to the volume and other limitations under SEC Rule 144.

     o 3,612,497 other shares will have demand registration rights, which means the holders can require us to register them for sale into the public market.

     o 193,600 other shares can be acquired on exercise of outstanding warrants. Those shares have been registered under the Securities Act.

     o 1,337,000 other shares can be sold into the market without registration under SEC Rule 144.

     Persons holding 8,607,440 shares have agreed not to sell their shares, other than in this offering for 120 days after the date of this prospectus without the written consent of Donaldson, Lufkin & Jenrette Securities Corporation. Persons holding an additional 1,697,528 shares have agreed not to sell their shares for 90 days after the date of this prospectus without such consent. There are certain limited exceptions to these agreements.

     Purchasers of the Class A Common Stock Will Suffer Dilution of Their Investment

     Assuming a public offering price of $25.00 per share of Class A common stock, purchasers of the Class A common stock offered hereby will realize an immediate and substantial dilution of approximately $(54.41) in net tangible book value per share of Class A common stock of their investment from the offering price. See Dilution.

     We May Not Be Aware of All Risks

     These risks and uncertainties are not the only ones we face. Others that we do not know about now, or that we do not now think are important, may impair our business or the trading price of our stock.

     Forward-Looking Statements May Prove Inaccurate

     This prospectus contains or incorporates by reference certain statements and information that are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We use words such as "anticipate," "believe," "estimate," "expect," "intend," "project," "should" and similar expressions to identify forward-looking statements. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning the integration of our acquisitions and related achievement of cost savings and other synergies. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions also could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

                                Use of Proceeds

     The net proceeds to Pegasus from its sale of 3,000,000 shares of Class A common stock in this offering, at an assumed price of $25.00 per share, after deducting underwriting discounts and commissions and estimated fees and expenses of this offering, are estimated to be approximately $69.8 million (approximately $86.4 million if the underwriters' over-allotment option is exercised in full). Pegasus will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

     We plan to use the net proceeds we receive from the offering for acquisitions (only some of which we have identified), capital expenditures and general corporate purposes. Until we use the proceeds for these purposes, we will use them to pay down our bank debt, which we would be able to reborrow when needed.

     The Pegasus Media & Communications, Inc. credit facility provides for a borrowing capacity of up to $180.0 million. Approximately $35.0 million was outstanding and $49.6 million was outstanding in standby letters of credit as of February 15, 1999. The Pegasus Media & Communications credit facility bears interest at LIBOR or the prime rate, as selected by us, plus spreads that vary with our ratio of total debt to a measure of our cash flow. The applicable interest rate was 7 1/4% at February 15, 1999, and the credit facility expires in December 2003.

     The Digital Television Services, Inc. credit facility currently provides for revolving credit in the amount of $70.0 million, with a $50.0 million sublimit for letters of credit, and a $20.0 million term loan facility. As of February 15, 1999, approximately $30.8 million was outstanding under the credit facility, $19.6 million was outstanding under the term loan, and $14.5 million was outstanding as standby letters of credit. The Digital Television Services credit facility bears interest at LIBOR or the prime rate, as selected by Digital Television Services, plus spreads that vary with Digital Television Services' ratio of total debt to a measure of its cash flow. The applicable interest rate was 8 1/2% at February 15, 1999. The term loan must be repaid in 20 consecutive quarterly installments of $200,000 each, commencing on September 30, 1998, with the remaining balance due on July 30, 2003. Borrowings under the revolving credit facility will be available until July 31, 2003.

                                Dividend Policy

     Common Stock: Pegasus has not paid any cash dividends on Class A common stock and does not anticipate paying cash dividends on its common stock in the foreseeable future. Our policy is to retain cash for operations and expansion. Payment of cash dividends on the common stock is restricted by Pegasus' publicly held debt securities and preferred stock.

     Preferred Stock: Until July 1, 2002, we are allowed to pay dividends on our Series A preferred stock by issuing more shares of that stock instead of paying cash. We expect to do this, and in any event our publicly held debt securities require us to.

     Pegasus' ability to obtain cash from its subsidiaries with which to pay cash dividends is also restricted by the subsidiaries' publicly held debt securities and bank agreements.

                      Price Range of Class A Common Stock

     The Class A common stock is traded on the Nasdaq National Market under the symbol PGTV. The sale prices reflect inter-dealer quotations, do not include retail markups, markdowns or commission, and do not necessarily represent actual transactions. We urge you to obtain current market quotations. The following table shows the high and low sale prices for the Class A common stock as reported on the Nasdaq National Market since January 1, 1997.

                                                 Price Range of Common Stock
                                                 ---------------------------
                                                        High        Low
Year Ended December 31, 1997:
 First Quarter .................................     $14          $10 3/4
 Second Quarter ................................      11 3/8        8 1/8
 Third Quarter .................................      21 1/2       10 1/2
 Fourth Quarter ................................      25 1/2       19

Year Ended December 31, 1998:
 First Quarter .................................     $26 3/8      $19 7/8
 Second Quarter ................................      26 5/8       20 7/8
 Third Quarter .................................      25           15 7/8
 Fourth Quarter ................................      25 1/2       10 5/8

Year Ended December 31, 1999:
 First Quarter (through February 22, 1999) .....     $27 7/8      $22 5/8

     The sale price of the Class A common stock was $25.00 on February 22, 1999.

     As of February 23, 1999, the Company had 165 shareholders of record.

                                   Dilution

     The net tangible book deficit of Pegasus at December 31, 1998 was $548.8 million, or $34.52 per share of common stock. The net tangible book deficit per share of the common stock represents the amount of Pegasus' total tangible assets less its total liabilities, divided by the number of shares of common stock outstanding. Including the sale of the 3,000,000 shares of common stock offered by Pegasus in this offering at an assumed price of $25.00 per share, the pro forma net tangible book deficit of Pegasus as of December 31, 1998 would have been $479.1 million, or $25.35 per share of the common stock. Including the completed and pending transactions described below under The Company -- Recent Pegasus Developments, the pro forma net tangible book deficit of Pegasus as of December 31, 1998 would have been $555.8 million, or $29.41 per share of common stock. This represents an immediate increase in net tangible book value of $9.17 per share of the common stock to existing stockholders and an immediate dilution in net tangible book value of $(54.41) per share of the common stock to purchasers of the Class A common stock in this offering, as shown in the following table.

Public offering price per share ..................................................                  $ 25.00
   Net tangible book deficit per share as of December 31, 1998 ...................   $(34.52)
   Increase in net tangible book value per share attributable to new stock-
    holders purchasing stock in this offering ....................................   $  9.17
                                                                                     -------
   Pro forma net tangible book deficit per share after giving effect to this
    offering .....................................................................   $(25.35)
   Decrease in net tangible book value per share including the completed
    and pending transactions .....................................................   $ (4.06)
                                                                                     -------
Pro forma net tangible book deficit including this offering and the completed
 and pending transactions ........................................................                  $(29.41)
                                                                                                    -------
Dilution in net tangible book value per share to the purchasers in this offer-
 ing after giving effect to the completed and pending transactions ...............                  $(54.41)
                                                                                                    =======

                                Capitalization

   The following table sets forth the capitalization of Pegasus:

     o  as of December 31, 1998,

     o as adjusted to reflect completed and pending acquisitions described under The Company -- Recent Pegasus Developments below; and

     o on a pro forma basis to reflect the offering, the use of proceeds of the offering, and the completed and pending acquisitions described under The Company -- Recent Pegasus Developments below.

     See Use of Proceeds, Selected Historical and Pro Forma Consolidated Financial Data and Pro Forma Consolidated Financial Information.

                                                                  As of December 31, 1998
                                                          ---------------------------------------
                                                            Actual      As Adjusted     Pro Forma
                                                                  (Dollars in thousands)
Cash - general funds ..................................    $ 54,505       $  6,202      $  6,202
Restricted cash .......................................      21,479         21,479        21,479
                                                           --------       --------      --------
 Total cash and cash equivalents ......................    $ 75,984       $ 27,681      $ 27,681
                                                           ========       ========      ========
Total debt:
 PM&C Credit Facility .................................    $ 27,500       $ 67,000      $     --
 DTS Credit Facility ..................................      46,400         46,400        43,650
 Senior Notes -- PCC - due 2006 .......................     100,000        100,000       100,000
 Senior Notes -- PCC - due 2005 .......................     115,000        115,000       115,000
 Senior Subordinated Notes -- DTS - due 2007 ..........     153,215        153,215       153,215
 Senior Subordinated Notes -- PM&C - due 2005 .........      82,378         82,378        82,378
 Seller Notes .........................................      33,538         26,930        26,930
 Capital leases and other .............................         998            998           998
                                                           --------       --------      --------
    Total debt ........................................     559,029        591,921       522,171
Series A Preferred Stock, $1,000 liquidation preference
 per share ............................................     126,028        126,028       126,028
Minority interest .....................................       3,000          3,000         3,000
Total common stockholders' equity .....................      58,138         58,138       127,888
                                                           --------       --------      --------
Total capitalization ..................................    $746,195       $779,087      $779,087
                                                           ========       ========      ========

------------
     Restricted cash includes an amount held in escrow for interest payments on the Digital Television Services senior subordinated notes due 2007.

     Minority interest represents preferred stock of a subsidiary of Pegasus issued in connection with one of the completed DBS acquisitions.

     The pro forma total common stockholders' equity reflects the issuance of approximately 3.0 million shares of Class A common stock in this offering, at an assumed price of $25.00 per share.

     For a description of the principal terms of the notes and preferred stock listed above, see Description of Certain Indebtedness in this prospectus.

         Selected Historical and Pro Forma Consolidated Financial Data

     The selected historical consolidated financial data have been derived from Pegasus' audited consolidated financial statements. The selected pro forma consolidated financial data for the year ended December 31, 1998 should be read in conjunction with the consolidated financial statements and the notes to the statements, the Pro Forma Consolidated Financial Information, and Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus. The paragraphs following the table provide an explanation of certain portions of it.

                                                                         Years Ended December 31,
                                                                  --------------------------------------
Statement of Operating Data:                                          1994         1995         1996
                                                               (Dollars in thousands, except per share data)
Net revenues:
 DBS ...........................................................    $   174     $  1,469      $  5,829
 Broadcast and cable ...........................................     28,017       30,679        42,100
                                                                    -------     --------      --------
  Total revenues ...............................................     28,191       32,148        47,929
Operating expenses:
 DBS
  Programming, technical and general and administrative ........        161        1,379         4,312
  Marketing and selling ........................................         50           --           646
  Incentive compensation .......................................         --            9           146
  Depreciation and amortization ................................         --          640         1,786
 Broadcast and cable
  Programming, technical and general and administrative ........     14,856       15,823        21,006
  Marketing and selling ........................................      3,086        3,939         4,940
  Incentive compensation .......................................        432          519           839
  Depreciation and amortization ................................      6,536        7,619         9,287
 Corporate expenses ............................................      1,506        1,364         1,429
 Corporate depreciation and amortization .......................        404          492           988
                                                                    -------     --------      --------
  Income (loss) from operations ................................      1,160          364         2,550
Interest expense ...............................................     (5,973)      (8,817)      (12,455)
Interest income ................................................         --          370           232
Other expenses, net ............................................        (65)         (44)         (171)
Gain on sale of cable systems ..................................         --           --            --
                                                                    -------     --------      --------
  Loss before income taxes .....................................     (4,878)      (8,127)       (9,844)
Provision (benefit) for income taxes ...........................        140           30          (120)
                                                                    -------     --------      --------
 Loss before extraordinary items ...............................     (5,018)      (8,157)       (9,724)
Extraordinary gain (loss) from extinguishment of debt, net .....       (633)      10,211          (250)
                                                                    -------     --------      --------
  Net income (loss) ............................................     (5,651)       2,054        (9,974)
  Preferred stock dividends ....................................         --           --            --
                                                                    -------     --------      --------
  Net income (loss) applicable to common shares ................   ($ 5,651)    $  2,054     ($  9,974)
                                                                    =======     ========      ========
Loss per common share:
  Loss before extraordinary items ..............................                              ($  1.56)
  Extraordinary item ...........................................                                ( 0.04)
                                                                                              --------
  Loss per common share ........................................                              ($  1.60)
                                                                                              ========
  Weighted average shares outstanding (000's) ..................                                 6,240
                                                                                              ========
Other Data:
Pre-marketing cash flow:
 DBS ...........................................................    $    13     $     90      $  1,517
 Broadcast and cable ...........................................     10,075       10,917        16,154
                                                                    -------     --------      --------
 Total pre-marketing cash flow .................................    $10,088     $ 11,007      $ 17,671
                                                                    =======     ========      ========
Location cash flow .............................................    $10,038     $ 11,007      $ 17,025
Operating cash flow ............................................      8,100        9,287        15,596
Capital expenditures ...........................................      1,264        2,640         6,294
Net cash provided by (used for):
 Operating activities ..........................................      4,103        5,783         3,059
 Investing activities ..........................................     (3,571)      (6,047)      (81,179)
 Financing activities ..........................................       (658)      10,859        74,727

                                                                           Years Ended December 31,
                                                                  -------------------------------------------
                                                                                                  Pro Forma
Statement of Operating Data:                                          1997           1998           1998
Net revenues:
 DBS ...........................................................    $  38,254     $ 147,142       $ 197,413
 Broadcast and cable ...........................................       48,564        48,079          54,161
                                                                    ---------     ---------       ---------
  Total revenues ...............................................       86,818       195,221         251,574
Operating expenses:
 DBS
  Programming, technical and general and administrative ........       26,042       102,420         136,625
  Marketing and selling ........................................        5,973        45,706          57,278
  Incentive compensation .......................................          795         1,159           1,159
  Depreciation and amortization ................................       17,042        59,077          83,683
 Broadcast and cable
  Programming, technical and general and administrative ........       24,099        25,613          28,420
  Marketing and selling ........................................        5,971         6,334           6,322
  Incentive compensation .......................................          479           292             292
  Depreciation and amortization ................................        9,397         9,550          11,429
 Corporate expenses ............................................        2,256         3,614           3,614
 Corporate depreciation and amortization .......................        1,352         2,105           2,105
                                                                    ---------     ---------       ---------
  Income (loss) from operations ................................       (6,588)      (60,649)        (79,353)
Interest expense ...............................................      (16,094)      (44,604)        (55,760)
Interest income ................................................        1,539         2,036           2,036
Other expenses, net ............................................         (724)       (1,523)         (1,203)
Gain on sale of cable systems ..................................        4,451        24,726              --
                                                                    ---------     ---------       ---------
  Loss before income taxes .....................................      (17,416)      (80,014)       (134,280)
Provision (benefit) for income taxes ...........................          200          (896)           (896)
                                                                    ---------     ---------       ---------
 Loss before extraordinary items ...............................      (17,616)      (79,118)       (133,384)
Extraordinary gain (loss) from extinguishment of debt, net .....       (1,656)           --              --
                                                                    ---------     ---------       ---------
  Net income (loss) ............................................      (19,272)      (79,118)       (133,384)
  Preferred stock dividends ....................................       12,215        14,763          14,763
                                                                    ---------     ---------       ---------
  Net income (loss) applicable to common shares ................   ($  31,487)   ($  93,881)     ($ 148,147)
                                                                    =========     =========       =========
Loss per common share:
  Loss before extraordinary items ..............................    ($   3.02)    ($   6.64)      ($   8.65)
  Extraordinary item ...........................................       ( 0.17)           --              --
                                                                    ---------     ---------       ---------
  Loss per common share ........................................    ($   3.19)    ($   6.64)      ($   8.65)
                                                                    =========     =========       =========
  Weighted average shares outstanding (000's) ..................        9,858        14,130          17,130
                                                                    =========     =========       =========
Other Data:
Pre-marketing cash flow:
 DBS ...........................................................    $  12,212     $  44,722       $  60,788
 Broadcast and cable ...........................................       18,494        16,132          19,419
                                                                    ---------     ---------       ---------
 Total pre-marketing cash flow .................................    $  30,706     $  60,854       $  80,207
                                                                    =========     =========       =========
Location cash flow .............................................    $  24,733     $  15,148       $  22,929
Operating cash flow ............................................       22,477        11,534          19,315
Capital expenditures ...........................................        9,929        12,400          16,540
Net cash provided by (used for):
 Operating activities ..........................................        8,478       (21,962)
 Investing activities ..........................................     (142,109)     (101,373)
 Financing activities ..........................................      169,098       133,791

                                                                            As of December 31,
                                              -------------------------------------------------------------------------------
                                                  1994          1995         1996         1997         1998        Pro Forma
                                                                                                                     1998
Balance Sheet Data:
Cash and cash equivalents .................    $   1,380      $21,856      $  8,582     $ 45,269     $ 75,985     $  27,681
Working capital (deficiency) ..............      (23,074)      17,566         6,430       32,347       37,889       (14,547)
Total assets ..............................       75,394       95,770       173,680      380,862      886,310       920,202
Total debt (including current) ............       61,629       82,896       115,575      208,355      559,029       522,171
Total liabilities .........................       68,452       95,521       133,354      239,234      699,144       663,286
Redeemable preferred stock ................           --           --            --      111,264      126,028       126,028
Minority interest .........................           --           --            --        3,000        3,000         3,000
Total common stockholders' equity .........        6,942          249        40,326       27,364       58,138       127,888

     Pro forma income statements and other data for the year ended December 31, 1998 include our completed and pending acquisitions and sales described below under The Company -- Recent Pegasus Developments, and the use of proceeds of this offering as if they had all occurred in the beginning of such periods. The pro forma balance sheet data as of December 31, 1998 includes the acquisitions completed after December 31, 1998 and the acquisitions pending as of the same date, and the use of proceeds of this offering as if such events had occurred on such date. See Pro Forma Consolidated Financial Information.

     The pro forma income statement data for the year ended December 31, 1998 does not include the $24.7 million gain from the sale of our New England cable systems.

     In this section we use the terms pre-marketing cash flow and location cash flow. Pre-marketing cash flow calculated by taking our earnings and adding back the following expenses.

     o  interest;

     o  income taxes;

     o  depreciation and amortization;

     o non-cash charges, such as incentive compensation under our restricted stock plan and 401(k) plans;

     o  corporate overhead; and

     o DBS subscriber acquisition costs, which are sales and marketing expenses incurred to acquire new DBS subscribers.

     Location cash flow is pre-marketing cash flow less DBS subscriber acquisition costs.

     Pre-marketing cash flow and location cash flow are not, and should not be considered, alternatives to income from operations, new income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity, as determined under generally accepted accounting principles. Pre-marketing cash flow and location cash flow also do not necessary indicate whether our cash flow will be sufficient to fund working capital, capital expenditures, or to react to changes in Pegasus' industry or the economy generally. We believe that pre-marketing cash flow and location cash flow are important, however, for the following reasons:

     o people who follow our industry frequently use them as measures of financial performance and ability to pay debt service; and

     o they are measures that we, our lenders and investors use to monitor our financial performance and debt leverage.

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

     The following discussion of the financial condition and results of operations of Pegasus should be read in conjunction with the consolidated financial statements and related notes which are included beginning on page F-1.

General

     Pegasus Communications Corporation is:

     o The largest independent provider of DIRECTV(R) with 464,000 subscribers at January 31, 1999. We have the exclusive right to distribute DIRECTV digital broadcast satellite services to over 4.8 million rural households in 36 states. We distribute DIRECTV through the Pegasus retail network, a network of approximately 2,000 independent retailers.

     o The owner or programmer of nine TV stations affiliated with either Fox, UPN or the WB and the owner of a large cable system in Puerto Rico serving approximately 50,000 subscribers.

     o We have increased our revenues at a compound growth rate of 100% per annum since our inception in 1991.

     DBS revenues are principally derived from monthly customer subscriptions and pay-per-view services. Broadcast revenues are derived from the sale of broadcast airtime to local and national advertisers. Cable revenues are derived from monthly customer subscriptions, pay-per-view services, subscriber equipment rentals and installation charges.

     In this section we use the terms pre-marketing cash flow and location cash flow. Pre-marketing cash flow is calculated by taking our earnings and adding back the following expenses:

     o  interest;

     o  income taxes;

     o  depreciation and amortization;

     o  non-cash charges;

     o  corporate overhead; and

     o DBS subscriber acquisition costs, which are sales and marketing expenses incurred to acquire new DBS subscribers.

     Location cash flow is pre-marketing cash flow less DBS subscriber acquisition costs. Pro forma location cash flow includes completed and pending acquisitions and sales and the use of proceeds from this offering as if they had all occurred prior to December 31, 1998.

     Pre-marketing cash flow and location cash flow are not, and should not be considered, alternatives to income from operations, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity, as determined under generally accepted accounting principles. Pre-marketing cash flow and location cash flow also do not necessarily indicate whether our cash flow will be sufficient to fund working capital, capital expenditures, or to react to changes in Pegasus' industry or the economy generally. We believe that pre-marketing cash flow and location cash flow are important, however, for the following reasons:

     o people who follow our industry frequently use them as measures of financial performance and ability to pay debt service; and

     o they are measures that we, our lenders and investors use to monitor our financial performance and debt leverage.

     Pegasus generally does not require new DBS customers to sign programming contracts and, as a result, subscriber acquisition costs are currently being charged to operations in the period incurred.

Results of Operations


Year ended December 31, 1998 compared to the year ended December 31, 1997

     Total net revenues in 1998 were $195.2 million, an increase of $108.4 million, or 125%, compared to total net revenues of $86.8 million in 1997. The increase in total net revenues in 1998 was primarily due to an increase in DBS revenues of $109.0 million attributable to acquisitions and to internal growth in Pegasus' DBS subscriber base. Total operating expenses in 1998 were $255.9 million, an increase of $162.5 million, or 174%, compared to total operating expenses of $93.4 million in 1997. The increase was primarily due to an increase of $158.5 million in operating expenses attributable to the growth in Pegasus' DBS business.

     Total corporate expenses, including corporate depreciation and amortization, were $5.7 million in 1998, an increase of $2.1 million, or 58%, compared to $3.6 million in 1997. The increase in corporate expenses is primarily attributable to the growth in Pegasus' business. The increase in corporate depreciation and amortization is due to amortization of deferred financing costs associated with the issuance of $100.0 million of preferred stock in January 1997, $115.0 million of senior notes in October 1997 and $100.0 million of senior notes in November 1998.

     Interest expense was $44.6 million in 1998, an increase of $28.5 million, or 177%, compared to interest expense of $16.1 million in 1997. The increase in interest expense is primarily due to a full year's interest on Pegasus' $115.0 million senior notes and an increase in bank borrowings and seller notes associated with Pegasus' DBS acquisitions. Interest income was $2.0 million in 1998, an increase of $497,000, or 32%, compared to interest income of $1.5 million in 1997. The increase in interest income is due to greater average cash balances in 1998 compared to 1997.

     Other expenses were $1.5 million in 1998, an increase of $800,000, or 110%, compared to other expenses of $723,000 in 1997. The increase is primarily due to increased investor relations activities and other board related costs.

     The gain on sale of the cable systems was $24.7 million in 1998 compared to $4.5 million in 1997. In 1997, Pegasus sold its New Hampshire cable system for $6.9 million resulting in a gain of $4.5 million. In 1998, Pegasus sold its remaining New England cable systems for $30.1 million resulting in a gain of $24.7 million.

     The provision for income taxes declined by approximately $1.1 million primarily as a result of the amortization of the deferred tax liability that originated from the acquisition of Digital Television Services, Inc.

     Extraordinary loss from the extinguishment of debt decreased $1.7 million in 1998. In 1997, Pegasus refinanced its existing $130.0 million credit facility with a new $180.0 million credit facility and accordingly, the deferred financing costs associated with the $130.0 million credit facility were written off. No such refinancing occurred in 1998.

     Preferred stock dividends were $14.8 million in 1998, an increase of $2.6 million, or 21%, compared to $12.2 million in preferred stock dividends in 1997. The increase is attributable to a greater number of shares of Pegasus' preferred stock outstanding in 1998 compared to 1997 as the result of payment of dividends in preferred stock and to the preferred stock being outstanding for a full year.


DBS

     Pegasus' DBS business experienced significant growth in 1998. During 1998, Pegasus acquired approximately 217,000 subscribers and the exclusive DIRECTV distribution rights to approximately 2.4 million households in rural areas of the United States. At December 31, 1998, Pegasus had exclusive DIRECTV distribution rights to 4.6 million households and 435,000 subscribers as compared to 2.2 million households and 132,000 subscribers at December 31, 1997. Pegasus had 4.8 million households and 455,000 subscribers at December 31, 1998, including pending acquisitions. At December 31, 1997, subscribers would have been 344,000, including pending acquisitions. Subscriber penetration increased from 7.1% at December 31, 1997 to 9.4% at December 31, 1998, including pending acquisitions.

     Total DBS net revenues were $147.1 million in 1998, an increase of $109.0 million, or 286%, compared to DBS net revenues of $38.2 million in 1997. The increase is primarily due to an increase in the average number of subscribers in 1998 compared to 1997. Pegasus' 1998 DBS acquisitions represented $70.4 million, or 65%, of the $109.0 million increase in DBS net revenues. The average monthly revenue per subscriber was $41.63 in 1998 compared to $40.72 in 1997. Pro forma DBS net revenues, including pending acquisitions at December 31, 1998, were $197.8 million, an increase of $57.9 million, or 41%, compared to pro forma DBS net revenues of $139.9 million in 1997.

     Programming, technical, and general and administrative expenses were $102.4 million in 1998, an increase of $76.4 million, or 294%, compared to $26.0 million in 1997. The increase is attributable to significant growth in subscribers and territory in 1998. Pegasus' 1998 DBS acquisitions represented $45.7 million, or 60%, of the $76.4 million increase in programming, technical, and general and administrative expenses. As a percentage of revenue, programming, technical, and general and administrative expenses were 69.3% in 1998 compared to 68.1% in 1997.

     Subscriber acquisition costs were $45.7 million, an increase of $35.2 million compared to $10.5 million in 1997. In 1997, $4.5 million in subscriber acquisition costs were capitalized as a significant number of subscribers entered into extended programming contracts. Pegasus did not require new subscribers to sign programming contracts in 1998. The total subscriber acquisition costs per gross subscriber addition were $344 in 1998 compared to $281 in 1997. The increase is attributable to increases in sales commissions paid to Pegasus' dealers, promotional programming and advertising. Pegasus expects subscriber acquisition costs per gross subscriber addition to increase in 1999.

     Incentive compensation, which is calculated based on increases in pro forma location cash flow, was $1.2 million in 1998, an increase of $364,000, or 46% compared to $795,000 in 1997. The increase resulted from a larger gain in pro forma location cash flow during 1998 as compared to 1997.

     Depreciation and amortization was $59.1 million in 1998, an increase of $42.0 million, or 247%, compared to $17.0 million in 1997. The increase in depreciation and amortization is primarily due to an increase in the fixed and intangible asset base as the result of DBS acquisitions that occurred in 1997 and 1998.

Broadcast

     In 1998, Pegasus owned or operated nine broadcast television stations in six markets. Two new stations were launched during the second half of 1998. Total net broadcast revenues in 1998 were $34.3 million, an increase of $2.4 million, or 7%, compared to net broadcast revenues of $31.9 million in 1997. The increase was primarily attributable to an increase of $1.3 million in net broadcast revenues from stations that began operations in 1997 and a $558,000 increase in barter revenue. Net broadcast revenues from the two stations launched in 1998 were minimal.

     Programming, technical, and general and administrative expenses were $18.1 million in 1998, an increase of $2.4 million, or 15%, compared to $15.7 million in 1997. The increase is primarily due to a full year's expenses from the two stations launched in 1997 and higher programming costs in 1998.

     Marketing and selling expenses were $6.0 million in 1998, an increase of $289,000, or 5%, compared to $5.7 million in 1997. The increase in marketing and selling expenses was due to an increase in promotional costs associated with the launch of the new stations and news programs.

     Incentive compensation, which is calculated based on increases in pro forma location cash flow, was $177,000 in 1998, a decrease of $121,000, or 40%, compared to $298,000 in 1997. The decrease resulted from a lower gain in pro forma location cash flow during 1998 as compared to 1997.

     Depreciation and amortization was $4.6 million in 1998, an increase of $802,000, or 21%, compared to $3.8 million in 1997. The increase in depreciation and amortization is due to an increase in fixed assets associated with the construction of the new stations in 1997 and 1998.

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Cable

     Total net cable revenues were $13.8 million in 1998, a decrease of $2.9 million, or 18%, compared to net cable revenues of $16.7 million in 1997. The decrease is primarily due to the sale of Pegasus' remaining New England cable systems effective July 1, 1998. Net cable revenues from the New England Cable systems were $3.3 million in 1998 compared to $6.1 million in 1997. The net revenues derived from Pegasus' Puerto Rico cable system were $10.5 million in 1998 compared to $10.4 million in 1997. The average monthly revenue per subscriber was $33.48 in 1998 compared to $32.46 in 1997. On September 22, 1998, Hurricane Georges swept through Puerto Rico damaging Pegasus' cable system. Prior to the hurricane, Pegasus had approximately 29,000 subscribers. As of December 31, 1998, there were 28,800 subscribers compared to 27,300 at December 31, 1997. Pegasus estimates that it lost approximately $1.4 million in net cable revenues as a result of the hurricane.

     Programming, technical, and general and administrative expenses were $7.6 million in 1998, a decrease of $870,000, or 10%, compared to $8.4 million in 1997. The decrease is primarily attributable to the sale of Pegasus' New England cable systems.

     Marketing and selling expenses were $341,000 in 1998, an increase of $74,000, or 27%, compared to $267,000 in 1997. The increase is primarily due to an increase in Puerto Rico's promotional expenses in connection with post-hurricane activities partially offset by the sale of Pegasus' New England cable systems.

     Incentive compensation, which is calculated based on increases in pro forma location cash flow, was $115,000 in 1998, a decrease of $66,000, or 36%, compared to $181,000 in 1997. The decrease resulted from a lower gain in pro forma location cash flow during 1998 as compared to 1997.

     Depreciation and amortization was $5.0 million in 1998, a decrease of $650,000, or 11%, compared to $5.6 million in 1997. The decrease in depreciation and amortization is primarily due to the sale of Pegasus' New England cable systems.


Year ended December 31, 1997 compared to the year ended December 31, 1996

     Total net revenues in 1997 were $86.8 million, an increase of $38.9 million, or 81%, compared to total net revenues of $47.9 million in 1996. The increase in total net revenue in 1997 was primarily due to an increase in DBS revenues of $32.3 million attributable to internal growth in Pegasus' DBS subscriber base and through acquisitions. Total operating expenses in 1997 were $93.4 million, an increase of $48.0 million, or 106%, compared to total operating expenses of $45.4 million in 1996. The increase was primarily due to an increase of $43.0 million in operating expenses attributable to the growth in Pegasus' DBS business.

     Total corporate expenses, including corporate depreciation and amortization, were $3.6 million in 1997, an increase of $1.2 million, or 49%, compared to $2.4 million in 1996. The increase in corporate expenses is due to internal and acquisition related growth.

     Interest expense was $16.1 million in 1997, an increase of $3.6 million, or 29%, compared to interest expense of $12.5 million in 1996. The increase in interest expense is primarily due to an increase in debt associated with Pegasus' acquisitions. Interest income was $1.5 million in 1997, an increase of $1.3 million, or 562%, compared to interest income of $232,000 in 1996. The increase in interest income is due to greater average cash balances in 1997 compared to 1996.

     Other expenses were $723,000 in 1997, an increase of $552,000, or 322%, compared to other expenses of $171,000 in 1996. The increase is due to increased board fees, investor relations and other costs associated with operating a public company.

     In 1997, Pegasus sold its New Hampshire cable system for $6.9 million resulting in a gain of $4.5 million.

     Extraordinary loss from the extinguishment of debt was $1.7 million in 1997. In 1997, Pegasus refinanced its existing $130.0 million credit facility with a new $180.0 million credit facility and accordingly, the deferred financing costs associated with the $130.0 million credit facility were written off. No such refinancings occurred in 1996.

     Preferred stock dividends were $12.2 million in 1997 and represent preferred stock dividends payable under Pegasus' preferred stock issued in January 1997.

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DBS

     During 1997, Pegasus acquired approximately 79,000 subscribers and the exclusive DIRECTV distribution rights to approximately 1,159,000 households in rural areas of the United States. At December 31, 1997, Pegasus had exclusive DIRECTV distribution rights to 2,168,000 households and 132,000 subscribers as compared to 1,009,000 households and 30,000 subscribers at December 31, 1996. Subscriber penetration increased from 5.3% at December 31, 1996 to 7.1% at December 31, 1997, including pending and completed acquisitions.

     Total DBS net revenues were $38.3 million in 1997, an increase of $32.4 million, or 559%, compared to DBS net revenues of $5.8 million in 1996. The increase is primarily due to an increase in the actual number of subscribers in 1997 compared to 1996. Pegasus' 1997 DBS acquisitions represented $20.7 million, or 64%, of the $32.4 million increase in DBS net revenues. The average monthly revenue per subscriber was $40.72 in 1997 compared to $37.26 in 1996.

     Programming, technical, and general and administrative expenses were $26.0 million in 1997, an increase of $21.7 million, or 504%, compared to $4.3 million in 1996. The increase is attributable to significant growth in subscribers and territory in 1997. Pegasus' 1997 DBS acquisitions represented $15.0 million, or 69%, of the $21.7 million increase in programming, technical and general and administrative expenses. As a percentage of revenue, programming, technical, and general and administrative expenses were 68.1% in 1997 compared to 74.0% in 1996.

     Subscriber acquisition costs were $10.5 million in 1997, an increase of $8.6 million compared to $1.9 million in 1996. In 1997 and 1996, $4.5 million and $1.3 million, respectively, in subscriber acquisition costs were capitalized, as the related subscribers entered into extended programming contracts. Total subscriber acquisition costs per gross subscriber addition were $281 in 1997 compared to $211 in 1996.

     Incentive compensation, which is calculated based on increases in pro forma location cash flow, was $795,000 in 1997, an increase of $649,000, or 445%, compared to $146,000 in 1996. The increase resulted from a larger gain in pro forma location cash flow during 1997 as compared to 1996.

     Depreciation and amortization was $17.0 million in 1997, an increase of $15.2 million, or 844%, compared to $1.8 million in 1996. The increase in depreciation and amortization is primarily due to an increase in the fixed and intangible asset base as the result of DBS acquisitions that occurred in 1996 and 1997.

Broadcast

     In 1997, Pegasus owned or operated seven broadcast television stations in six markets. Two stations were launched during the second half of 1997. Total net broadcast revenues in 1997 were $32.0 million, an increase of $3.4 million, or 12%, compared to net broadcast revenues of $28.6 million in 1996. The increase was primarily attributable to an increase of $1.9 million in net broadcast revenues from ratings increases that Pegasus was able to convert into higher revenues and a $1.2 million increase in barter revenue. Net broadcast revenues from the two stations launched in 1997 were $289,000.

     Programming, technical, and general and administrative expenses were $15.7 million in 1997, an increase of $1.8 million, or 13%, compared to $13.9 million in 1996. The increase is primarily due to an increase in barter programming expense of $1.2 million and start-up costs associated with the launch of two new stations in 1997.

     Marketing and selling expenses were $5.7 million in 1997, an increase of $853,000, or 18%, compared to $4.8 million in 1996. The increase in marketing and selling expenses was due an increase in promotional costs associated with the launch of the new stations.

     Incentive compensation, which is calculated based on increases in pro forma location cash flow, was $298,000 in 1997, a decrease of $393,000, or 57%, compared to $691,000 in 1996. The decrease resulted from a lower gain in pro forma location cash flow during 1997 as compared to 1996.

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     Depreciation and amortization was $3.8 million in 1997, a decrease of
$287,000, or 7%, compared to $4.1 million in 1996.

Cable

     Total net cable revenues were $16.7 million in 1997, an increase of $3.2 million, or 24%, compared to net cable revenues of $13.5 million in 1996. The increase is primarily due to a full year of operations of a Puerto Rico cable system acquired in August 1996. This increase was partially offset by the sale of Pegasus' New Hampshire cable system in 1997. The average monthly revenue per subscriber was $32.46 in 1997 compared to $32.45 in 1996.

     Programming, technical, and general and administrative expenses were $8.4 million in 1997, an increase of $1.3 million, or 19%, compared to $7.1 million in 1996. The increase is primarily attributable to a full year of operations of a Puerto Rico cable system acquired in August 1996.

     Marketing and selling expenses were $267,000 in 1997, an increase of $177,000, or 197%, compared to $90,000 in 1996. The increase is primarily due to an increase in Puerto Rico's promotional expenses.

     Incentive compensation, which is calculated based on increases in pro forma location cash flow, was $181,000 in 1997, an increase of $33,000, or 22%, compared to $148,000 in 1996. The increase resulted from a larger gain in pro forma location cash flow during 1997 as compared to 1996.

     Depreciation and amortization was $5.6 million in 1997, an increase of $398,000, or 8%, compared to $5.2 million in 1996. The increase in depreciation and amortization is primarily due an increase in the fixed asset base as the result of a Puerto Rico cable system acquired in August 1996.

Liquidity and Capital Resources

     Pegasus' primary sources of liquidity have been the net cash provided by its DBS, broadcast and cable operations, credit available under its credit facilities and proceeds from public and private offerings. Pegasus' principal use of its cash has been to fund acquisitions, to meet debt service obligations, to fund DBS subscriber acquisition costs and to fund investment in its broadcast and cable technical facilities.

     Pre-marketing cash flow increased by approximately $30.1 million, or 98%, for the year ended December 31, 1998, as compared to the same period in 1997. Pre-marketing cash flow increased as a result of:

     o a $32.5 million, or 266%, increase in DBS pre-marketing cash flow of which $3.8 million, or 12%, was due to an increase in same territory pre-marketing cash flow and $28.7 million or 88% was attributable to territories acquired in 1997 and 1998;


     o a $249,000, or 2%, decrease in broadcast location cash flow as the net result of a $121,000, or 1%, decrease in same station location cash flow and a $128,000 decrease attributable to the four new stations launched in August 1997, October 1997, July 1998 and November 1998; and


     o a $2.1 million, or 27%, decrease in cable location cash flow. This decrease was the net result of a $610,000, or 13%, decrease in Puerto Rico same system location cash flow, a $67,000 reduction due to the sale of Pegasus' New Hampshire cable system effective January 31, 1997 and a $1.4 million reduction due to the sale of Pegasus' remaining New England cable systems effective July 1, 1998.


     During the year ended December 31, 1998, proceeds from the sale of Pegasus' remaining New England cable systems amounted to $30.1 million, which together with $10.5 million of cash on hand at the beginning of the year, $3.3 million of cash acquired from acquisitions and $133.8 million of net cash provided by Pegasus' financing activities, was used to fund operating activities of approximately $22.0 million and other investing activities of $134.8 million. Investing activities, net of cash acquired from acquisitions and proceeds from the sale of the New England cable systems, consisted of:

     o the acquisition of DBS assets, excluding Digital Television Services, Inc., from 26 independent DIRECTV providers during for approximately $109.3 million;

     o approximately $6.8 million of broadcast expenditures for broadcast television transmitter, tower and facility constructions and upgrades. Pegasus commenced the programming of four new broadcast stations over the last two years, WPME in August 1997, WGFL in October 1997, WFXU in July 1998 and WSWB in November 1998 and plans to commence programming of an additional station by the year 2000;

     o  DBS facility upgrades of approximately $1.2 million;

     o the expansion and enhancements of the Puerto Rico cable system amounting to approximately $2.0 million;

     o  payments of programming rights amounting to $2.6 million;

     o  capitalized costs relating to Pegasus' financings of $4.4 million;

     o capitalized costs relating to the acquisition of Digital Television Services, Inc. of $4.3 million; and

     o maintenance and other capital expenditures and intangibles totaling approximately $4.2 million.

Financing activities consisted of:

     o the $100.0 million 9 3/4% senior notes offering resulting in proceeds to Pegasus of approximately $96.8 million;

     o  net borrowings on bank credit facilities totaling $44.4 million;

     o the repayment of approximately $15.0 million of long-term debt, primarily seller's notes and capital leases; and

     o net restricted cash draws of approximately $7.5 million for interest payments.

     As of December 31, 1998, cash on hand amounted to $54.5 million plus restricted cash of $21.5 million. Pegasus had $27.5 million drawn and standby letters of credit amounting to $49.6 million under the $180.0 million Pegasus Media & Communications credit facility. Additionally, there was $46.4 million drawn and standby letters of credit of $18.5 million outstanding under the $90.0 million Digital Television Services credit facility.

     Pre-marketing cash flow increased by $13.0 million or 74% for the year ended December 31, 1997, as compared to the same period in 1996. Pre-marketing cash flow increased as a result of:

     o a $10.7 million, or 705%, increase in DBS pre-marketing cash flow. Of this amount, $1.0 million, or 10%, was due to an increase in same territory pre-marketing cash flow and $9.7 million, or 90%, was attributable to territories acquired subsequent to the third quarter of 1996;

     o a $649,000, or 6%, increase in broadcast location cash flow. The increase was the net result of a $1.4 million, or 17%, increase in same station location cash flow, a $343,000 decrease attributable to stations acquired in the first quarter of 1996, and a $361,000 decrease attributable to the two new stations launched in August 1997 and October 1997; and

     o a $1.7 million, or 27%, increase in cable location cash flow. This increase was the net result of a $646,000, or 14%, increase in same system location cash flow, a $1.7 million increase due to the system acquired in August, 1996, and a $703,000 reduction due to the sale of Pegasus' New Hampshire cable system effective January 31, 1997.

     During the year ended December 31, 1997, net cash provided by operating activities was approximately $8.5 million. This amount, together with $8.6 million of cash on hand, $6.9 million of net proceeds from the sale of the New Hampshire cable system and $169.1 million of net cash provided by Pegasus' financing activities was used to fund other investing activities totaling $149.1 million. Financing activities consisted of:

     o raising $95.8 million in net proceeds from Pegasus' preferred stock offering in January 1997 and $111.0 million in net proceeds from Pegasus' offering of senior notes in October 1997,

     o  borrowing $94.2 million under a former bank credit facility,

     o repayment of all $94.2 million of that indebtedness and $29.6 million of indebtedness under a still earlier credit facility,

     o  net repayment of approximately $657,000 of other long-term debt,

     o designating $1.2 million as restricted cash to collateralize a letter of credit, and

     o the incurrence of approximately $6.2 million in debt issuance costs associated with various credit facilities.

     Investing activities, net of the proceeds from the sale of the New Hampshire cable system, consisted of:

     o the acquisition of DBS assets from 25 independent DIRECTV providers during 1997, for approximately $133.9 million;

     o broadcast television transmitter, tower and facility constructions and upgrades totaling approximately $5.8 million;

     o the interconnection and expansion of the Puerto Rico cable systems amounting to approximately $1.8 million;

     o  payments of programming rights amounting to $2.6 million; and

     o maintenance and other capital expenditures and intangibles totaling approximately $5.4 million.

     During the year ended December 31, 1996, net cash provided by operating activities was approximately $3.1 million. This amount, together with $12.0 million of cash on hand, $9.9 million of restricted cash and $74.7 million of net cash from Pegasus' financing activities was used to fund investing activities totaling $81.2 million. Investment activities consisted of:

     o the Portland, Maine and Tallahassee, Florida broadcast acquisitions for approximately $16.6 million;

     o the San German, Puerto Rico cable acquisition for approximately $26.0 million;

     o the acquisition of DBS assets from two independent DIRECTV providers during the fourth quarter of 1996, for approximately $29.9 million;

     o the purchase of a New England cable office facility and headend facility for $201,000;

     o  the fiber upgrade in a cable system amounting to $323,000;

     o the purchase of DIRECTV system units used as rental and lease units amounting to $832,000;

     o  payments of programming rights amounting to $1.8 million; and

     o maintenance and other capital expenditures and intangibles totaling approximately $6.7 million.

Financings

     Pegasus Media & Communications, Inc. completed an $85.0 million notes offering on July 7, 1995. The notes were sold at a $4.0 million discount. The proceeds from the notes offering, together with cash on hand, were used to:

     o  repay approximately $38.6 million in loans and other obligations,

     o repurchase $25.6 million of notes for approximately $13.0 million, which resulted in a $10.2 million extraordinary gain net of expenses,

     o make a $12.5 million distribution to Pegasus Communications Holdings, Inc.,

     o  escrow $9.7 million for the purpose of paying interest on the notes,

     o  pay $3.3 million in fees and expenses, and

     o fund $8.8 million of the cash portion of the purchase price of the WPXT acquisition.

     During July 1995, Pegasus Media & Communications entered into a credit facility in the amount of $10.0 million. This credit facility was retired in August 1996 from borrowings under the 1996 Pegasus Media & Communications credit facility.

     In 1996, Pegasus Media & Communications entered into a credit facility which provided for borrowings up to $50.0 million. This credit facility was retired in December 1997 from borrowings under the 1997 Pegasus Media & Communications credit facility.

     In 1996, Digital Television Services, Inc. entered into a credit facility which provides for borrowings up to $90.0 million. Approximately $50.4 million was outstanding as of January 15, 1999. The credit facility expires in July 2003.

     On October 8, 1996, Pegasus completed its initial public offering in which it sold 3.0 million shares of its Class A common stock to the public at a price of $14.00 per share resulting in net proceeds to Pegasus of approximately $38.1 million. Pegasus applied the net proceeds from the initial public offering as follows:

     o $29.9 million for the payment of the cash portion of the purchase price of DBS assets from two independent providers of DIRECTV services during the fourth quarter of 1996, and

     o other payments in connection with certain other acquisitions and the repayment of indebtedness.

     On January 27, 1997, Pegasus completed an offering in which it sold 100,000 units, consisting of 100,000 shares of preferred stock and 100,000 warrants to purchase 193,600 shares of Class A common stock. This offering resulted in net proceeds to Pegasus of $95.8 million. Pegasus applied the net proceeds from the offering as follows:

     o $30.1 million to the repayment of all outstanding indebtedness under the 1996 Pegasus Media & Communications credit facility and expenses related to it, and

     o $56.5 million for the payment of the cash portion of the purchase price in the acquisition of DBS assets from various independent DIRECTV providers. The remaining net proceeds were used for working capital, general corporate purposes and to finance other acquisitions.

     On July 9, 1997, Pegasus Satellite Holdings, Inc. entered into a $130.0 million credit facility, which was collateralized by substantially all of the assets of Pegasus Satellite Holdings and its subsidiaries. The facility consisted of a $40.0 million seven-year senior term loan and a $90.0 million six-year senior revolving credit facility. On October 21, 1997, outstanding balances under the credit facility were repaid from the proceeds of the offering of senior notes discussed below and commitments under the Pegasus Satellite Holdings credit facility were terminated. Deferred financing fees relating to the $130.0 million revolving credit facility were written off, resulting in an extraordinary loss of $1.7 million on the refinancing transaction.

     On October 21, 1997, Pegasus completed an offering in which it sold $115.0 million of its 9.625% senior notes, resulting in net proceeds to Pegasus of approximately $111.0 million. Pegasus applied the net proceeds from the offering as follows:

     o $94.2 million to the repayment of all outstanding indebtedness under the Pegasus Satellite Holdings credit facility, and

     o $16.8 million for the payment of the cash portion of the purchase price for the acquisition of DBS assets from various independent DIRECTV providers.

     On December 10, 1997, Pegasus Media & Communications entered into a credit facility. The credit facility is a $180.0 million six-year, collateralized, reducing revolving credit facility. Borrowings under the credit facility are available for acquisitions, subject to the approval of the lenders in certain circumstances, working capital, capital expenditures and for general corporate purposes. Approximately $35.0 million was outstanding as of February 15, 1999. The credit facility expires in December 2003.

     On November 30, 1998, Pegasus completed an offering of $100.0 million
9 3/4% senior notes due 2006, resulting in net proceeds to Pegasus of approximately $96.8 million. Pegasus applied $64.0 million of the net proceeds to pay down indebtedness under the Pegasus Media & Communications credit facility and $32.8 million to the cash portion of certain completed DBS acquisitions.

     Pegasus believes that it has adequate resources to meet its working capital, maintenance capital expenditure and debt service obligations for at least the next twelve months. However, Pegasus is highly leveraged and our ability in the future to repay our existing indebtedness will depend upon the success of our business strategy, prevailing economic conditions, regulatory matters, levels of interest rates and financial, business and other factors that are beyond our control. We cannot assure you that we will be able to generate the substantial increases in cash flow from operations that we will need to meet the obligations under our indebtedness. Furthermore, our agreements with respect to our indebtedness contain numerous covenants that, among other things:

     o restrict our ability to pay dividends and make certain other payments and investments;

     o  borrow additional funds;

     o  create liens; and

     o  to sell our assets.

Failing to make debt payments or comply with our covenants could result in an event of default which if not cured or waived could have a material adverse effect on us. See Risk Factors.

     Pegasus closely monitors conditions in the capital markets to identify opportunities for the effective use of financial leverage. In financing its future expansion and acquisition requirements, Pegasus would expect to avail itself of such opportunities and thereby increase its indebtedness. This could result in increased debt service requirements. We cannot assure you that such debt financing can be completed on terms satisfactory to Pegasus or at all. Pegasus may also issue additional equity to fund its future expansion and acquisition requirements.

Year 2000

     The year 2000 issue is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other equipment as the year 2000 approaches and is reached. These problems generally arise from the fact that most computer hardware and software have historically used only two digits to identify the year in a date, often resulting in the computer failing to distinguish dates in the 2000's from dates in the 1900's. These problems may also arise from additional sources, such as the use of special codes and conventions in software utilizing the date field.

     Pegasus has reviewed all of its systems as to the year 2000 issue. Pegasus' primary focus has been on its own internal systems. Pegasus has in the past three years replaced or upgraded, or is in the process of replacing or upgrading, all of its TV traffic systems, cable billing systems and corporate accounting systems. All of these new systems are expected to be in place by March 31, 1999. However, if any necessary changes are not made or completed in a timely fashion or unanticipated problems arise, the year 2000 issue may take longer for Pegasus to address and may have a material adverse impact on Pegasus' financial condition and its results of operations.

     Pegasus relies on outside vendors for the operation of its DBS satellite control and billing systems, including DIRECTV, the National Rural Telecommunications Cooperative and their respective vendors. Pegasus has established a policy to ensure that these vendors are currently in compliance with the year 2000 issue or have a plan in place to be in compliance with the year 2000 issue by the first quarter of 1999. In addition, Pegasus has had initial communications with certain of its other significant suppliers, distributors, financial institutions, lessors and parties with which it conducts business to evaluate their year 2000 compliance plans and state of readiness and to determine the extent to which Pegasus' systems may be affected by the failure of others to remediate their own year 2000 issues. To date, however, Pegasus has received only preliminary feedback from such parties and has not independently confirmed any information received from other parties with respect to the year 2000 issue. As such, we cannot assure you that these other parties will complete their year 2000 conversion in a timely fashion or will not suffer a year 2000 business disruption that may adversely affect Pegasus' financial condition and its results of operations.

     Because Pegasus' year 2000 conversion is expected to be completed prior to any potential disruption to Pegasus' business, Pegasus has not yet completed the development of a comprehensive year 2000-specific contingency plan. However, as part of its year 2000 contingency planning effort, Pegasus examines information received from external sources for date integrity before bringing it into its internal systems. If Pegasus determines that its business or a segment thereof is at material risk of disruption due to the year 2000 issue or anticipates that its year 2000 conversion will not be completed in a timely fashion, it will work to enhance its contingency plan. Costs to date relating to the year 2000 issue amounted to approximately $150,000. Costs to be incurred beyond December 31, 1998, relating to the year 2000 issue are expected to be approximately $200,000.


Dividend Policy

     As a holding company, Pegasus' ability to pay dividends is dependent upon the receipt of dividends from its direct and indirect subsidiaries. Credit facilities and publicly held debt securities of Pegasus' principal subsidiaries restrict them from paying dividends to Pegasus. In addition, Pegasus' ability to pay dividends and Pegasus' and its subsidiaries' ability to incur indebtedness are subject to certain restrictions contained in Pegasus' and its subsidiaries' credit facilities and publicly held debt securities and in the terms of Pegasus' Series A preferred stock.


Seasonality

     Pegasus' revenues vary throughout the year. As is typical in the broadcast television industry, Pegasus' first quarter generally produces the lowest revenues for the year and the fourth quarter generally produces the highest revenues for the year. Pegasus' operating results in any period may be affected by the incurrence of advertising and promotion expenses that do not necessarily produce commensurate revenues in the short-term until the impact of such advertising and promotion is realized in future periods.


Inflation

     Pegasus believes that inflation has not been a material factor affecting its business. In general, Pegasus' revenues and expenses are impacted to the same extent by inflation. A majority of Pegasus' indebtedness bears interest at a fixed rate.

                                  The Company


     In this section we give a brief overview of our business, focusing particularly on our DBS business. To learn more detail about our business, you should read the description in our most recent Form 10-K report filed with the SEC, which we have incorporated by reference in this prospectus. To obtain a copy of our SEC filings, please refer to the section entitled "Where You Can Find More Information."

     Information in this section includes the pending acquisitions described below.


Pegasus

     Pegasus Communications Corporation is:

     o The largest independent distributor of DIRECTV(R) with 464,000 subscribers at January 31, 1999. We have the exclusive right to distribute DIRECTV digital broadcast satellite services to over 4.8 million rural households in 36 states. We distribute DIRECTV through the Pegasus retail network, a network of approximately 2,000 independent retailers.

     o The owner or programmer of nine TV stations affiliated with either Fox, UPN or the WB network and the owner of a large cable system in Puerto Rico serving approximately 50,000 subscribers.

     o One of the fastest growing media companies in the United States. We have increased our revenues at a compound growth rate of 100% per annum since our inception in 1991.


Direct Broadcast Satellite Television

     The introduction of direct broadcast satellite, or DBS, receivers is widely regarded as the most successful introduction of a consumer electronics product in U.S. history, surpassing the introduction of color televisions, videocasette recorders and compact disc players. According to a recent Paul Kagan study, in 1998 DBS was the fastest growing multiple-channel television service in the country, capturing almost 2 out of every 3 new subscribers to those services. There are currently three national DBS programming services: DIRECTV, Primestar and EchoStar. At January 31, 1999, there were 8.9 million DBS subscribers in the United States:

     o 4.6 million DIRECTV subscribers, including approximately 3.6 million subscribers served by DIRECTV itself, 464,000 subscribers served by Pegasus and 500,000 subscribers served by the approximately 100 other DIRECTV rural affiliates;

     o  2.3 million Primestar subscribers;

     o  2.0 million EchoStar subscribers;

     All three DBS programming services are digital satellite services, and therefore require that a subscriber install a satellite receiving antenna or dish and a digital receiver. DIRECTV and EchoStar require a satellite dish of approximately 18 inches in diameter that may be installed by the consumer without professional assistance. Primestar requires a dish of approximately 36 inches in diameter that generally must be professionally installed. The market shares of DIRECTV, Primestar and EchoStar among all DBS subscribers nationally are currently 51%, 26% and 23%, respectively. The Carmel Group has estimated that the number of DBS subscribers will grow to 21.1 million by 2003. As described below under Recent DBS Developments, DIRECTV has announced an agreement to acquire Primestar's business.


DIRECTV

     DIRECTV is a service of Hughes Electronics. After completing its announced acquisition of United States Satellite Broadcasting and Primestar described below, DIRECTV will offer in excess of 370 entertainment channels of near laser disc quality video and compact disc quality audio programming. DIRECTV currently transmits via three high-power Ku band satellites and has announced its intention to launch a fourth Ku band satellite in the third quarter of this year. We believe that DIRECTV's extensive line-up of cable networks, pay-per-view movies and events and sports packages, including the exclusive "NFL Sunday Ticket," have enabled DIRECTV to capture a majority market share of existing DBS subscribers and will continue to drive strong subscriber growth for DIRECTV services in the future. DIRECTV added 1.2 million new subscribers in 1998, which was a greater increase than any other DBS service and accounted for approximately 48% of all new DBS subscribers in that year.


DIRECTV Rural Affiliates

     Prior to the launch of DIRECTV's programming service, Hughes entered into an agreement with the National Rural Telecommunications Cooperative authorizing the NRTC to offer its members and associates the opportunity to acquire exclusive rights to distribute DIRECTV programming services in rural areas of the United States. The NRTC is a cooperative organization whose members and associates are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Approximately 250 NRTC members and associates acquired such exclusive rights, thereby becoming DIRECTV rural affiliates. The DIRECTV exclusive territories acquired by DIRECTV's rural affiliates include approximately 9.0 million rural households. Pegasus was the largest of the original DIRECTV rural affiliates, acquiring a DIRECTV exclusive territory of approximately 500,000 homes in four New England states. Since 1996, we have increased our DIRECTV exclusive territories to more than 4.8 million homes through the completed or pending acquisitions of 81 other DIRECTV rural affiliates, including acquisitions by Digital Television Services, Inc., with which we merged in 1998.


Pegasus Rural Focus and Strategy

     We believe that DBS and other digital satellite services will achieve disproportionately greater consumer acceptance in rural areas than in metropolitan areas. DBS services have already achieved a penetration of more than 17% in rural areas of the United States, as compared to approximately 5% in metropolitan areas.

     Our long-term goal is to become an integrated distributor of DBS and other digital satellite services for the approximately 76.0 million people, 30.0 million homes and 3.0 million businesses located in rural areas of the United States. To accomplish our goal, we are pursuing the following strategy:

     o  Continue to Grow Our Rural Subscriber Base by Aggressively Marketing
        DIRECTV: Pegasus currently serves in excess of 464,000 DIRECTV subscribers, which represents a penetration of approximately 10%. We estimate that we have a 55% share of all DBS subscribers in our DIRECTV exclusive territories and that the remaining DBS subscribers are shared approximately equally between Primestar and EchoStar. Our rate of growth has accelerated as we have increased our scale and expanded the Pegasus network of independent retailers.

     o Continue to Acquire Other DIRECTV Rural Affiliates: We currently own approximately 55% of the DIRECTV exclusive territories held by DIRECTV's rural affiliates. We have had an excellent track record of acquiring DIRECTV rural affiliates and believe that we have a competitive advantage in acquiring additional DIRECTV rural affiliates. We base this belief on our position as the largest DIRECTV rural affiliate, our access to the capital markets and our strong reputation in the DBS industry. We will continue to pursue our strategy of acquiring other DIRECTV rural affiliates.

     o Continue to Develop the Pegasus Retail Network: We have established the Pegasus network of independent retailers in order to distribute DIRECTV in our DIRECTV exclusive territories. Our consolidation of DIRECTV's rural affiliates has enabled us to expand the Pegasus retail network to 2,000 independent retailers in 36 states. We believe that the Pegasus retail network is one of the few sales and distribution channels for digital satellite services with broad and effective reach in rural areas of the U.S. We intend to further expand the Pegasus retail network in order to increase the penetration of DIRECTV in rural areas and to enable us to distribute additional digital satellite services that will complement our distribution of DIRECTV.

     o Generate Future Growth By Bundling Additional Digital Satellite Services with DIRECTV: We believe that new digital satellite services, such as digital audio services, broadband multimedia services and mobile satellite services, will be introduced to consumers and businesses in the next five years. These services, like DBS, should achieve disproportionate success in rural areas. However, because there are limited sales and distribution channels in rural areas, new digital satellite service providers will confront the same difficulties that DBS service providers have encountered in establishing broad distribution in rural areas, as compared to metropolitan areas. We believe that the Pegasus retail network will enable us to establish relationships with digital satellite service providers that will position us to capitalize on these new opportunities.


Satellite Services in Rural Areas

     Rural areas include approximately 85% of the total landmass of the continental United States and have an average home density of less than 12 homes per square mile. Because the cost of reaching a household by a cable or other wireline distribution system is generally inversely proportional to home density and the cost of providing satellite service is not, satellite services have strong cost advantages over cable in rural areas.

     There are approximately 76.0 million people, 30.0 million households and
3.0 million businesses located in rural areas of the United States. Annual household income in rural areas totaled over $1.1 trillion in 1997, an average of approximately $38,000 per household. Rural areas therefore represent a large and attractive market for DBS and other digital satellite services. Approximately 65% of all U.S. DBS subscribers reside in rural areas. It is likely that future digital satellite services, such as soon to be launched digital audio services and satellite broadband multimedia services, will also achieve disproportionate success in rural areas as compared to metropolitan areas.

     It is difficult, however, for satellite and other service providers to establish sales and distribution channels in rural areas. In contrast to metropolitan areas, where there are many strong national retail chains, few national retailers have a presence in rural areas. Most retailers in rural areas are independently owned and have only one or two store locations. For these reasons, satellite providers seeking to establish broad and effective rural distribution have limited alternatives:

     o They may seek to distribute their services through one of the few national retailers, such as Radio Shack or Wal-Mart, that have a strong retail presence in rural areas.

     o They may seek to establish direct sales channels in rural areas, as Primestar initially sought to do through its cable partners.

     o They may seek to distribute through networks of independent retailers serving rural areas, such as have been established by EchoStar and by Pegasus.


Consolidation of DIRECTV Rural Affiliates

     When DIRECTV was launched in 1994, small DIRECTV rural affiliates held approximately 95% of the DIRECTV rural affiliate exclusive territories. In 1996, Pegasus first acquired another DIRECTV rural affiliate, thereby beginning a process of consolidation that has significantly changed the composition of DIRECTV's rural affiliates. Since 1996, Pegasus, its subsidiary, Digital Television Services, Inc., or Golden Sky Systems has acquired approximately 150 DIRECTV rural affiliates. Today, Pegasus represents 55% of the DIRECTV exclusive territories held by DIRECTV's rural affiliates, Golden Sky holds 19%, and the approximately 100 remaining rural affiliates total 26%. Pegasus believes that consolidation among DIRECTV's rural affiliates will continue.

     Upon completion of our pending acquisitions, we will have the exclusive right to distribute DIRECTV in the following DIRECTV exclusive territories:

                                   Homes
                     Total          Not          Homes
    Exclusive        Homes        Passed        Passed
                                                                                    Penetration
     DIRECTV           in           by            by           Total      --------------------------------
    Territory      Territory       Cable         Cable      Subscribers     Total     Uncabled     Cabled
----------------  -----------  ------------  ------------  -------------  ---------  ----------  ---------
Northeast            751,745      182,245       569,500        65,189      8.7%      30.0%       1.9%
Central            1,163,510      287,306       876,204       105,523      9.1%      26.8%       3.2%
Southeast            993,379      343,805       649,574        99,476     10.0%      24.1%       2.5%
Midwest              612,579      183,098       429,481        65,930     10.8%      30.3%       2.4%
Central Plains       375,410       73,516       301,894        29,174      7.8%      29.0%       2.6%
Texas                465,835      150,987       314,848        50,448     10.8%      25.6%       3.8%
Southwest            322,438       57,028       265,410        32,442     10.1%      36.0%       4.5%
Northwest            143,754       56,726        87,028        15,487     10.8%      21.9%       3.5%
   Total           4,828,650    1,334,711     3,493,939       463,669      9.6%      27.2%       2.9%
----------------------------------------------------------------------------------------------------------

Total homes in territory, homes not passed by cable, and homes passed by cable are based on estimates of primary residences by Claritas, Inc.


The Pegasus Retail Network

     The Pegasus retail network is a network of 2,000 independent satellite, consumer electronics and other retailers serving rural areas. We began the development of this network in 1995 in order to distribute DIRECTV in our original DIRECTV exclusive territories in New England. We have expanded this network into 36 states as a result of our acquisitions of DIRECTV rural affiliates since 1996. Today, the Pegasus retail network is one of the few sales and distribution channels available to digital satellite service providers seeking broad and effective distribution in rural areas throughout the continental United States.

     We believe that the national reach of the Pegasus retail network has positioned us to:

     o Improve the penetration of DIRECTV in DIRECTV exclusive territories that we now own or that we may acquire from other DIRECTV rural affiliates.

     o Assist DIRECTV in improving DIRECTV's DBS market share in rural areas outside of the DIRECTV exclusive territories held by DIRECTV rural affiliates.

     o Offer distributors of new digital satellite services, such as the soon to be launched digital audio and broadband multimedia satellite services, an effective and convenient means for reaching the approximately 30% of America's population that live and work in rural areas.


Recent DBS Developments

     Three important events have occurred recently in the DBS industry.

     DIRECTV/Hughes Acquisition of United States Satellite Broadcasting Company, Inc. In December 1998, Hughes Electronics, the parent company of DIRECTV, announced that it had reached an agreement with United States Satellite Broadcasting Company, Inc. to acquire its business and assets for approximately $1.3 billion in cash and stock. The transaction will enable DIRECTV to add such premium networks as multichannel HBO, Cinemax and Showtime. We expect these added offerings to increase DIRECTV's appeal to consumers and drive subscriber growth. DIRECTV and United States Satellite Broadcasting Company have said that they expect the transaction to close in the first half of this year. It is subject to review and approval by the Department of Justice and the Federal Communications Commission and other conditions. We are still evaluating the impact of this transaction on our business.

     DIRECTV/ Hughes Acquisition of Primestar. In January 1999, Hughes announced that it reached agreement with Primestar to acquire Primestar's DBS business and rights to acquire certain other DBS satellite assets in two transactions valued at approximately $1.8 billion. DIRECTV has stated that it intends to operate Primestar's business for approximately two years, during which time it will attempt to transition Primestar's approximately 2.3 million subscribers to the DIRECTV service. DIRECTV has also said it expects that its acquisition of the other Primestar DBS assets along with its pending acquisition of assets of United States Satellite Broadcasting will enable DIRECTV to offer more than 370 entertainment channels, almost twice its current channel capacity. If the Primestar and United States Satellite Broadcasting transactions are consummated, we expect that DIRECTV and EchoStar will be the only distributors of DBS services. The Primestar transactions are subject to approval of the Federal Communications Commission and antitrust agencies and other conditions. We estimate that there are between 200,000 and 250,000 Primestar subscribers in our DIRECTV exclusive territories. Our estimate is based on DIRECTV's estimate of the proportion of Primestar subscribers in the exclusive territories of DIRECTV rural affiliates and our proportionate ownership of those territories. We are targeting Primestar customers in our territories with promotions that we hope will encourage them to convert to DIRECTV. EchoStar is doing the same thing. It is not possible to predict with certainty how well these efforts will succeed. We are continuing to evaluate the effects of the Primestar transactions on our business.

     EchoStar-News Corporation-MCI Settlement. In November 1998, EchoStar, News Corporation, MCI WorldCom Inc. and certain other parties reached an agreement for the transfer to EchoStar of a license to operate a DBS business at the 110 degrees west longitude orbital location and certain other DBS assets in exchange for shares of EchoStar. EchoStar already operates a DBS business at the 119 degrees west longitude orbital location. The agreement with News Corporation and MCI has been approved by the Department of Justice and is pending approval of the Federal Communications Commission. EchoStar plans to launch satellites for operation at the 110 degrees west longitude orbital slot in 1999. While we believe that this transacation, if completed, will help increase the overall competitive position of DBS relative to cable, it could also increase EchoStar's competitive position relative to DIRECTV. See Risk Factors -- Other Risks of Our Business -- We Face Significant Competition: the Competitive Landscape Changes Constantly.


Pegasus' Cable and Broadcast Businesses

     We own and operate a cable system serving areas of western and southwestern Puerto Rico, and are acquiring a contiguous system serving areas of northwestern Puerto Rico. The combined systems will hold franchises for communities representing almost 20% of Puerto Rico, will pass in excess of 170,000 homes and will serve approximately 50,000 subscribers. Our strategy in cable is to increase our penetration by adding Spanish language networks, locally originated programming and Internet access and other broadband and telecommunications services.

     Other cable operators serving Puerto Rico include Century Communications serving San Juan and surrounding areas, TCI International serving eastern and northern Puerto Rico, and an independent system serving Ponce. Century has recently announced that it is considering strategic alternatives, including a possible sale of its assets. We believe that it is possible that other strategic transactions may soon occur involving other cable operators in Puerto Rico or that consolidation may occur among some or all of Puerto Rico's cable operators.

     We currently own or program nine broadcast television stations in six Nielsen designated market areas. We own five of these stations and program four others pursuant to local marketing agreements which authorize us to program the stations and to sell advertising spots in the programming aired on them. Our TV stations are affiliated with Fox, UPN and the WB. Our operating strategy in broadcast focuses on developing strong local sales organizations, improving our programming, promotion and technical facilities, and maintaining careful control over operating costs. We have affiliated with Fox, UPN and the WB because we believe that their audience ratings will continue to grow and that continued audience growth will enable our TV stations to significantly increase their market shares.

Recent Pegasus Developments

     Completed DBS Acquisitions

     During the first quarter of 1999, we made five acquisitions from independent DIRECTV providers of rights to provide DIRECTV programming in rural areas of Indiana, Colorado, Illinois, Minnesota and Texas. These territories include, in the aggregate, approximately 155,000 television households, including approximately 7,700 seasonal residences and 15,500 business locations, and approximately 10,000 subscribers. The aggregate consideration paid for these acquisitions was approximately $21.5 million in cash and $1.3 million in promissory notes.


     Pending DBS Acquisitions

     As of the date of this prospectus, we have entered into letters of intent or definitive agreements to acquire DIRECTV distribution rights in rural areas of Colorado, Indiana, Minnesota, and Ohio. These territories include approximately 115,000, television households, including approximately 5,800 seasonal residences and 11,600 business locations, and approximately 9,400 subscribers. In the aggregate, the consideration for the pending DBS acquisitions is $14.4 million in cash, and $3.1 million in promissory notes and assumed liabilities. The closings of these acquisitions are subject to the negotiation of definitive agreements, third party approvals and other customary conditions. We cannot assure you that these conditions will be satisfied. See Risk Factors -- Other Risks of Our Business -- Our Acquisition Strategy Creates a Variety of Risks.


     Pending Cable Acquisition

     We have entered into an agreement to purchase a cable system serving Aguadilla, Puerto Rico and neighboring communities for a purchase price of approximately $42.0 million in cash. As of December 31, 1998, the Aguadilla cable system serves approximately 21,500 subscribers and passes approximately 81,300 of the 83,300 homes in the franchise area. The Aguadilla cable system is contiguous to our existing Puerto Rico cable system and, upon completion of the purchase, we intend to consolidate the Aguadilla cable system with our existing cable system. The closing of this acquisition is subject to third party approvals and other customary conditions. One of these conditions is that the Puerto Rico franchising authority will not impose greater burdens on us than it imposes on the present owner. We expect we will have to negotiate terms with the Puerto Rico authority. While we believe we will reach a satisfactory agreement, we cannot be sure. If we do, and the other conditions are met, we expect to close the acquisition in the first half of 1999. See Risk Factors -- Other Risks of Our Business -- Our Acquisition Strategy Creates a Variety of Risks.


     Fox Affiliation Agreements

     Our network affiliation agreements with Fox Broadcasting Company expired on January 30, 1999, except the affiliation agreement for television station WTLH, which is scheduled to expire on December 31, 2000. Except in the case of WTLH, we currently broadcast Fox programming under at-will interim arrangements between Pegasus and Fox, which conform in practice to the expired affiliation agreements. We have been informed by Fox that it is revising its form affiliation agreement. Pending completion of its revised form agreement, Fox has proposed entering into new agreements based on its current form subject to termination by Fox or Pegasus upon 90 days prior written notice to the other party. Negotiations with Fox are continuing, and we believe that we will enter into new affiliation agreements on satisfactory terms with no disruption in programming. If we are mistaken in this belief, our broadcast operations could be materially and adversely affected by the loss of the ability to carry Fox programming. See Risk Factors -- Risks of Our Broadcast Television Business -- We Depend on Networks For Quality Programming.


Legal and Other Proceedings

Federal Communications Commission Matters

     In connection with the pending license renewal application of television station WDBD, we have learned that there were a substantial number of violations at that station of the Federal Communications Commission's rule establishing limits on the amount of commercial material in programs directed to children. The Federal

Communications Commission has options available to address violations of its rules ranging from a letter of admonishment to the revocation of a station license. We expect that the violations at television station WDBD will result in a monetary fine but not in revocation or nonrenewal of the station license. The Federal Communications Commission has not yet completed its review of the matter, however, so the outcome cannot be assured.

DBS Late Fee Litigation

     In November 1998, we were sued in Indiana for allegedly charging DBS subscribers excessive fees for late payments. The plaintiffs, who claim to represent a class consisting of residential DIRECTV customers in Indiana, seek unspecified damages for the purported class and modification of our late-fee policy. We are in the process of evaluating our response and are unable to estimate the amount involved or to determine whether this suit is material to Pegasus. Similar suits have been brought against DIRECTV and various cable operators in other parts of the United States.

                                  Management

Executive Officers and Directors

     Set forth below is certain information concerning the executive officers and directors of Pegasus.

                Name                    Age                           Position
                ----                    ---                           --------
Marshall W. Pagon (1) ..............    43     Chairman of the Board, President and Chief Executive
                                               Officer
Robert N. Verdecchio ...............    42     Senior Vice President, Chief Financial Officer, Treasurer,
                                               Assistant Secretary and Director
Ted S. Lodge .......................    42     Senior Vice President, Chief Administrative Officer,
                                               General Counsel and Secretary
Howard E. Verlin ...................    37     Vice President and Assistant Secretary
Nicholas A. Pagon ..................    42     Vice President
Michael C. Brooks (1) ..............    54     Director
Harry F. Hopper III (2) ............    45     Director
James J. McEntee, III (2) ..........    41     Director
Mary C. Metzger (1)(3) .............    53     Director
William P. Phoenix .................    41     Director
Riordon B. Smith (3) ...............    37     Director
Donald W. Weber (2)(3) .............    62     Director

------------
(1) Member of Nominating Commitee.
(2) Member of Compensation Commitee.
(3) Member of Audit Commitee.

     Marshall W. Pagon has served as President, Chief Executive Officer and Chairman of the board of Pegasus since its incorporation, and served as Treasurer of Pegasus from its incorporation to June 1997. From 1991 to October 1994, when the assets of various affiliates of Pegasus Media & Communications, Inc. principally limited partnerships that owned and operated Pegasus' broadcast and cable operations, were transferred to Pegasus Media & Communication's subsidiaries, entities controlled by Mr. Pagon served as the general partners of these partnerships and conducted the business of Pegasus. Mr. Pagon's background includes over 18 years of experience in the media and communications industry. Mr. Pagon is the brother of Nicholas A. Pagon.

     Robert N. Verdecchio has served as Pegasus' Senior Vice President, Chief Financial Officer and Assistant Secretary since its inception and as Pegasus' Treasurer since June 1997. He has also served similar functions for Pegasus Media & Communication's affiliates and predecessors in interest since 1990. Mr. Verdecchio has been a director of Pegasus and Pegasus Media & Communications since December 18, 1997. Mr. Verdecchio is a certified public accountant and has over 13 years of experience in the media and communications industry. Mr. Verdecchio is serving as a director of Pegasus as Marshall W. Pagon's designee to the board of directors.

     Ted S. Lodge has served as Senior Vice President, Chief Administrative Officer, General Counsel and Assistant Secretary of Pegasus since July 1, 1996. In June 1997, Mr. Lodge became Pegasus' Secretary. From June 1992 through June 1996, Mr. Lodge practiced law with the law firm of Lodge & Company. During that period, Mr. Lodge was engaged by Pegasus as its outside legal counsel in connection with various matters.

     Howard E. Verlin is a Vice President and Assistant Secretary of Pegasus and is responsible for operating activities of the Company's DBS and cable subsidiaries, including supervision of their general managers. Mr. Verlin has served similar functions with respect to Pegasus' predecessors in interest and affiliates since 1987 and has over 15 years of experience in the media and communications industry.

     Nicholas A. Pagon has served as a Vice President of Pegasus and Chief Executive Officer of its broadcast subsidiaries since November 1998 and is responsible for all broadcast television activities of Pegasus. From January to November 1998, Mr. Pagon served as President of Pegasus Development Corporation, a subsidiary of Pegasus. From 1990 through December 1998, Mr. Pagon was President of Wellspring Consulting, Inc., a telecommunications consulting business. Mr. Pagon is the brother of Marshall W. Pagon.

     Michael C. Brooks has been a director of Pegasus since April 27, 1998. From February 1997 until April 27, 1997, Mr. Brooks had been a director of Digital Television Services, Inc. He has been a general partner of J.H. Whitney & Co., a venture capital firm, since January 1985 and currently serves as Senior Partner. Mr. Brooks is also a director of SunGard Data Systems Inc., Nitinol Medical Technologies, Inc. and several private companies. Mr. Brooks is serving as a director of Pegasus as Whitney's designee to the board of directors.

     Harry F. Hopper III has been a director of Pegasus since April 27, 1998. From June 1996 until April 27, 1998, Mr. Hopper had been a director of Digital Television Services, Inc., or a manager of its predecessor, Digital Television Services, LLC. Mr. Hopper is a Managing Director of Columbia Capital Corporation which he joined in January 1994. Columbia Capital is a venture capital firm with an investment focus on communications services, and information and communication technologies. Mr. Hopper is serving as a Director of Pegasus as Columbia's designee to the board of directors.

     James J. McEntee, III has been a director of Pegasus since October 8, 1996. Mr. McEntee has been a member of the law firm of Lamb, Windle & McErlane, P.C. for the past six years and a principal of that law firm for the past five years.

     Mary C. Metzger has been a director of Pegasus since November 14, 1996. Ms. Metzger has been Chairman of Personalized Media Communications L.L.C. and its predecessor company, Personalized Media Communications Corp. since February 1989. Ms. Metzger has also been Managing Director of Video Technologies International, Inc. since June 1986.

     William P. Phoenix has been a director of Pegasus since June 17, 1998. He is a Managing Director of CIBC Oppenheimer Corp. and co-head of its Credit Capital Markets Group. Mr. Phoenix is also a member of CIBC Oppenheimer Corp.'s credit investment and risk committees. Prior to joining CIBC Oppenheimer Corp. in 1995, Mr. Phoenix had been a Managing Director of Canadian Imperial Bank of Commerce with management responsibilities for the bank's acquisition finance, mezzanine finance and loan workout and restructuring businesses. Mr. Phoenix joined Canadian Imperial Bank of Commerce in 1982. Mr. Phoenix is one of Marshall W. Pagon's designees to the board of directors pursuant to a voting agreement.

     Riordon B. Smith has been a director of Pegasus since April 27, 1998. From February 1997 until April 27, 1998, Mr. Smith had been a director of Digital Television Services, Inc., or a manager of its predecessor, Digital Television Services, LLC. Mr. Smith is a Senior Vice President of Fleet Private Equity Co., Inc., which he joined in 1990. Fleet Private Equity Co., Inc. is a private equity fund with an investment focus in media and information, telecommunications services, healthcare services, industrial manufacturing business services and consumer products and services. Mr. Smith is serving as a director of Pegasus as Chisholm Partners, III, L.P.'s designee to the board of directors.

     Donald W. Weber has been a director of Pegasus since its incorporation and a director of Pegasus Media & Communications since November 1995. Until its acquisition by Pegasus in November 1997, Mr. Weber had been the President and Chief Executive Officer of ViewStar Entertainment Services, Inc., an NRTC associate that distributed DIRECTV services in North Georgia, since August 1993. From November 1991 through August 1993, Mr. Weber was a private investor and consultant to various communication companies. Prior to that time, Mr. Weber was President and Chief Executive Officer of Contel Corporation until its merger with GTE Corporation in 1991. Mr. Weber is currently a member of the boards of directors of Powertel, Inc. and Healthdyne Information Enterprises, Inc., which are publicly-traded companies.

     In connection with the acquisition of DIRECTV rights and related assets from Harron Communications Corp., Pegasus Communications Holdings, Inc., Pegasus' parent corporation, agreed to nominate a designee of Harron as a member of Pegasus' board of directors. Effective October 8, 1996, James J. McEntee, III, was appointed to Pegasus' board of directors as Harron's designee. Harron's right to designate a board member terminated on October 8, 1998.


Executive Compensation

     The following table sets forth certain information for Pegasus' last three fiscal years concerning the compensation paid to the Chief Executive Officer and to each of Pegasus' most highly compensated officers. The most highly compensated officers are those whose total annual salary and bonus for the fiscal year ended December 31, 1998 exceeded $100,000.

     Prior to the consummation of Pegasus' initial public offering of common stock in October of 1996, Pegasus' executive officers never received any salary or bonus compensation from Pegasus. The salary amounts presented below under "Annual Compensation" for January 1, 1996 through October 8, 1996 were paid by an affiliate of Pegasus. After October 8, 1996, Pegasus' executive officers' salaries were paid by Pegasus. There are no employment agreements between Pegasus and its executive officers.

     Upon Pegasus' initial public offering in October of 1996, certain shares of Class B common stock were exchanged for shares of Class A common stock and distributed to certain members of management, including 38,807 shares of Class A common stock that were distributed to Mr. Verdecchio. This information is set forth under the column "Restricted Stock" below.

     Unless otherwise indicated, the amounts listed under the column "All Other Compensation" represent Pegasus' contributions under its 401(k) plans.

                                                                                        Long Term Compensation Awards
                                                                Annual           --------------------------------------------
                                                             Compensation         Restricted    Securities
                                                       ------------------------      Stock      Underlying       All Other
             Name                 Principal Position   Year        Salary           Award        Options      Compensation
             ----                 ------------------
Marshall W. Pagon ............  President and          1998       $ 200,000      $ 77,161         85,000        $  67,274(1)
                                Chief Executive        1997       $ 200,000      $100,558         85,000        $  63,228(1)
                                Officer                1996       $ 150,000            --             --        $  62,253(1)

Robert N. Verdecchio .........  Senior Vice            1998       $ 150,000      $ 38,580         40,000        $  12,720
                                President and          1997       $ 150,000      $ 50,279         40,000        $   9,500
                                Chief Financial        1996       $ 125,000      $555,940             --        $   6,875
                                Officer

Ted S. Lodge .................  Senior Vice Presi-     1998       $ 150,000      $ 30,864         60,000        $   9,263
                                dent, Chief
                                Administrative         1997       $ 150,000      $ 40,223         40,000        $   1,800
                                Officer and General    1996       $  75,000(2)         --             --               --
                                Counsel

Howard E. Verlin .............  Vice President,        1998       $ 135,000      $110,125         40,000        $   5,480
                                Satellite and          1997       $ 135,000      $100,558         40,000        $   1,685
                                Cable Television       1996       $ 100,000            --             --        $   1,100

------------
(1) Of the amounts listed for Mr. Pagon for 1998, 1997 and 1996, $53,728, $53,728 and $53,728, respectively, represent the actuarial benefit to Mr. Pagon of premiums paid by Pegasus in connection with the split dollar agreement entered into by Pegasus with the trustees of insurance trust established by Mr. Pagon. See Certain Relationships and Related Transactions -- Split Dollar Agreement. The remainder represents Pegasus' contributions under its 401(k) plans.

(2) Mr. Lodge became an employee of Pegasus on July 1, 1996.

     Pegasus granted options to employees to purchase a total of 336,800 shares during 1998. The amounts set forth below in the columns entitled "5%" and "10%" represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date.

                             Option Grants in 1998
                          Potential Realizable Value

                                               % of Total
                                                 Options
                                               Granted to       Exercise     Expira-
                                  Options     Employees in       Price         tion
             Name                 Granted      Fiscal Year     Per Share       Date           5%             10%
             ----                ---------   --------------   -----------   ---------   -------------   -------------
Marshall W. Pagon ............    85,000     25.24%           $ 21.375      2-16-08      $1,142,623      $2,895,631
Robert N. Verdecchio .........    40,000     11.88%           $ 21.375      2-16-08      $  537,705      $1,362,650
Ted S. Lodge .................    60,000     17.81%           $ 21.375      2-16-08      $  806,557      $2,043,975
Howard E. Verlin .............    40,000     11.88%           $ 21.375      2-16-08      $  537,705      $1,362,650

     The table below shows aggregated stock option exercises by the named executive officers in 1998, and 1998 year-end values. In-the-money options, which are listed in the last two columns, are those in which the fair market value of the underlying securities exceeds the exercise price of the option. The closing price of Pegasus' Class A common stock on December 31, 1998 was $25.06 per share.

                    Aggregated Option Exercises in 1998 and
                          1998 Year-End Option Values

                                                                     Number of                       Value of
                                                                    Unexercised                    Unexercised
                                                                Options at Fiscal             In-the-Money Options
                                   Shares                            Year End                   at Fiscal Year End
                                  Acquired                 -----------------------------   ----------------------------
                                     on          Value                          Un-                             Un-
             Name                 Exercise     Realized     Exercisable     exercisable     Exercisable     exercisable
             ----                ----------   ----------   -------------   -------------   -------------   ------------
Marshall W. Pagon ............      --           --           17,000          153,000         $239,020     $1,259,305
Robert N. Verdecchio .........      --           --            9,090           70,910         $127,805     $  581,995
Ted S. Lodge .................      --           --            9,090           90,910         $127,805     $  655,695
Howard E. Verlin .............      --           --            9,090           70,910         $127,805     $  581,995

Compensation of Directors

     Under Pegasus' by-laws, each director is entitled to receive such compensation, if any, as may from time to time be fixed by the board of directors. Pegasus currently pays its directors who are not employees or officers of Pegasus an annual retainer of $10,000 plus $750 for each board meeting attended in person, $350 for each meeting of a committee of the board and $375 for each board meeting held by telephone. Pegasus also reimburses each director for all reasonable expenses incurred in traveling to and from the place of each meeting of the board or committee of the board.

     On February 17, 1998, James J. McEntee, III, Mary C. Metzger, and Donald W. Weber, who were then all of Pegasus' nonemployee directors, each received options to purchase 5,000 shares of Class A common stock under the Pegasus Communications 1996 Stock Option Plan. Each option vests in annual installments of 2,500 shares, was issued at an exercise price of $21.375 per share (the closing price of the Class A common stock at the time of the grant), and is exercisable until the tenth anniversary from the date of grant.

Compensation Committee Interlocks and Insider Participation

     During 1998, the board of directors generally made decisions concerning executive compensation of executive officers. The board included Marshall W. Pagon, the President and Chief Executive Officer of Pegasus, and Robert N. Verdecchio, Pegasus' Senior Vice President and Chief Financial Officer. A special stock option committee, however, made certain decisions regarding option grants under the stock option plan. Both the stock option plan and restricted stock plan are discussed below.

Incentive Program

 General

     The incentive program, which includes the restricted stock plan, the 401(k) plans and the stock option plan, is designed to promote growth in stockholder value by providing employees with restricted stock awards in the form of Class A common stock and grants of options to purchase Class A common stock. Awards under the restricted stock plan, other than excess and discretionary awards, and the 401(k) plans, other than matching contributions, are in proportion to annual increases in location cash flow. For this purpose we automaticaly adjust location cash flow for acquisitions. As a result, for the purpose of calculating the annual increase in location cash flow, the location cash flow of the acquired properties is included as if it had been a part of Pegasus' financial results for the comparable period of the prior year.

     Pegasus believes that the restricted stock plan and 401(k) plans result in greater increases in stockholder value than result from a conventional stock option program. The basis of this belief is that these plans create a clear cause and effect relationship between initiatives taken to increase location cash flow and the amount of incentive compensation that results from these initiatives.

     Although the restricted stock plan and 401(k) plans like conventional stock option programs provide compensation to employees as a function of growth in stockholder value, the tax and accounting treatments of these programs are different. For tax purposes, incentive compensation awarded under the restricted stock plan generally and the 401(k) plans is fully tax deductible as compared to conventional stock option grants which generally are only partially tax deductible upon exercise. For accounting purposes, conventional stock option programs generally do not result in a charge to earnings while compensation under the restricted stock plan generally and the 401(k) plans do result in a charge to earnings. Pegasus believes that these differences result in a lack of comparability between the EBITDA of companies that utilize conventional stock option programs and Pegasus' EBITDA. The table below lists the specific maximum components of the restricted stock plan and the 401(k) plans in terms of a $1 increase in annual location cash flow. The table does not list excess and discretionary awards under the restricted stock plan or matching contributions under the 401(k) plans.

                                         Component                                             Amount
                                        -----------                                          ---------
Restricted stock grants to general managers based on the increase in annual location cash
 flow of individual business units .......................................................    6 Cents

Restricted stock grants to department managers based on the increase in annual location
 cash flow of individual business units ..................................................    6 Cents

Restricted stock grants to corporate managers (other than executive officers) based on the
 company-wide increase in annual location cash flow ......................................    3 Cents

Restricted stock grants to employees selected for special recognition ....................    5 Cents

Restricted stock grants under the 401(k) plans for the benefit of all eligible employees
 and allocated pro-rata based on wages ...................................................   10 Cents
                                                                                             ---------
 Total ...................................................................................   30 Cents
                                                                                             =========

     As of December 31, 1998, we had 749 full-time and 130 part-time employees. We also had 8 general managers, 37 department managers and 9 corporate managers as of this date.

     Executive officers and non-employee directors are not eligible to receive profit sharing awards under the restricted stock plan. Executive officers are eligible to receive awards under the restricted stock plan consisting of:

     o  special recognition awards.

     o excess awards made to the extent that an employee does not receive a matching contribution under the 401(k) plans because of restrictions of the Internal Revenue Code of 1986, as amended, or the Puerto Rico Internal Revenue Code.

     o discretionary restricted stock awards determined by a board committee, or the full board.

     Executive officers, non-employee directors and, effective December 18, 1998, all employees are eligible to receive options under the stock option plan.


 Restricted Stock Plan

     The Pegasus restricted stock plan became effective in September 1996 and will terminate in September 2006. Under the restricted stock plan, 350,000 shares of Class A common stock are available for granting restricted stock awards to eligible employees of Pegasus. The restricted stock plan provides for four types of restricted stock awards that are made in the form of Class A common stock as shown in the table above:

     o profit sharing awards to general managers, department managers and corporate managers (other than executive officers).

     o special recognition awards for consistency, initiative, problem solving and individual excellence.

     o excess awards that are made to the extent that an employee does not receive a matching contribution under the U.S. 401(k) plan or Puerto Rico 401(k) plan because of restrictions of the Internal Revenue Code or the Puerto Rico Internal Revenue Code.

     o  discretionary restricted stock awards.

     Restricted stock awards other than special recognition awards vest 34% after two years of service with Pegasus, 67% after three years of service and 100% after four years of service. Special recognition awards are fully vested on the date of the grant. Effective December 18, 1998, grantees may elect to receive certain types of awards under the restricted stock plan in the form of an option rather than stock subject to a vesting schedule.

 Stock Option Plan

     The Pegasus Communications 1996 Stock Option Plan became effective in September 1996 and terminates in September 2006. Under the stock option plan, up to 970,000 shares of Class A common stock are available for the granting of nonqualified stock options and options qualifying as incentive stock options under Section 422 of the Internal Revenue Code. Effective December 18, 1998, all Pegasus employees are eligible to receive non-qualified stock options and incentive stock options under the stock option plan. No employee, however, may be granted options covering more than 550,000 shares of Class A common stock under the stock option plan. Directors of Pegasus who are not employees of Pegasus are eligible to receive non-qualified stock options under the stock option plan. Currently, seven non-employee directors are eligible to receive options under the stock option plan. The stock option plan provides for discretionary option grants made by a board committee or the full board. In addition, as of December 18, 1998 each full time employee of Pegasus who is not an executive officer is eligible to receive a grant of an option to purchase 100 shares of Class A common stock under the stock option plan.

 401(k) Plans


     Effective January 1, 1996, Pegasus Media & Communications, Inc. adopted the Pegasus Communications Savings Plan for eligible employees of that company and its domestic subsidiaries. Effective October 1, 1996, the Pegasus' Puerto Rico subsidiary adopted the Pegasus Communications Puerto Rico Savings Plan for eligible employees of the Pegasus' Puerto Rico subsidiaries. Substantially all Pegasus employees who, as of the enrollment date under the 401(k) plans, have completed at least one year of service with Pegasus are eligible to participate in one of the 401(k) plans. Participants may make salary deferral contributions of 2% to 6% of salary to the 401(k) plans.

     o Pegasus may make three types of contributions to the 401(k) plans, each allocable to a participant's account if the participant completes at least 1,000 hours of service in the applicable plan year, and is employed on the last day of the applicable plan year.

     o Pegasus matches 100% of a participant's salary deferral contributions to the extent the participant invested his or her salary deferral contributions in Class A common stock at the time of his or her initial contribution to the 401(k) Plans.

     o Pegasus, in its discretion, may contribute an amount that equals up to 10% of the annual increase in company-wide location cash flow. These company discretionary contributions, if any, are allocated to eligible participants' accounts based on each participant's salary for the plan year.

     o Pegasus also matches a participant's rollover contribution, if any, to the 401(k) plans, to the extent the participant invests his or her rollover contribution in Class A common stock at the time of his or her initial contribution to the 401(k) plans.

     Pegasus makes discretionary company contributions and company matches of employee salary deferral contributions and rollover contributions in the form of Class A common stock, or in cash used to purchase Class A common stock. Pegasus has authorized and reserved for issuance up to 205,000 shares of Class A common stock in connection with the 401(k) plans. Company contributions to the 401(k) plans are subject to limitations under applicable laws and regulations.

     All employee contributions to the 401(k) Plans are fully vested at all times and all company contributions, if any, vest 34% after two years of service with Pegasus, including years before the 401(k) plans were established; 67% after three years of service; and 100% after four years of service. A participant also becomes fully vested in company contributions to the 401(k) plans upon attaining age 65 or upon his or her death or disability.

                      Principal and Selling Stockholders

     The following table sets forth as of the date of this prospectus certain information regarding the beneficial ownership of the Class A common stock and Class B common stock before and after this offering by:

     o each stockholder known to Pegasus to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act of more than 5% of the Class A common stock and Class B common stock, based upon company records or the records of the SEC.

     o  each director of Pegasus.

     o each of the most highly compensated officers whose total annual salary and bonus for the fiscal year ended December 31, 1998 exceeded $100,000.

     o  all executive officers and directors of Pegasus as a group.

     The table also sets forth information regarding the beneficial ownership of Class A common stock and Class B common stock of each of the selling stockholders before and after this offering.

     The Class B common stock is currently convertible at the discretion of the holders into an equal amount of shares of Class A common stock. Each of the stockholders named below has sole voting power and sole investment power with respect to the shares shown as beneficially owned, unless otherwise stated.

                                          Pegasus Class A
                                        Common Stock Shares
                                        Beneficially Owned                Shares
                                         Prior to Offering               Offered
                             -----------------------------------------  ---------
                                         Number                  %
Marshall W.
 Pagon(1)(2) ..............             6,769,840(3)(4)(5)       42.4         --
Robert N. Verdecchio ......               291,296(5)(6)(7)        2.6     10,000
Howard E. Verlin ..........                78,243(6)(7)            *          --
Ted S. Lodge ..............                63,849(8)               *          --
James J. McEntee, III .....                 8,000(9)               *          --
Mary C. Metzger ...........                 8,000(9)               *          --
Donald W. Weber ...........               295,920(10)             2.6    100,000
Harron Communica-
 tions Corp. ..............               852,110                 7.5         --
Columbia Capital Cor-
 poration(11) .............             6,769,840(3)(4)          42.4    285,884
Columbia DBS,
 Inc.(11) .................             6,769,840(3)(4)          42.4     18,316
Mark R. Warner(11) ........               511,892                 4.5    200,000
David P. Mixer(11) ........               511,891                 4.5    250,000
Robert B. Blow(11) ........               510,606                 4.5    250,000
James B. Murray,
 Jr.(11) ..................               511,891                 4.5    250,000
Mark J. Kington(11) .......               511,891                 4.5    250,000
Whitney Equity Part-
 ners, L.P.(12) ...........             6,769,840(3)(4)          42.4         --
Fleet Entities(13) ........             6,769,840(3)(4)          42.4         --
Riordon B. Smith (14)                   6,769,840(3)(4)          42.4         --
Michael C. Brooks (15)                  6,769,840(3)(4)          42.4         --
Harry F. Hopper III
 (16) .....................               237,998                 2.1     50,000
William P. Phoenix ........                    --                 --          --
Richard D. Summe(17)                      212,770                 1.9     50,000
Directors and Execu-
 tive Officers as a
 Group (12 persons)
 (18) .....................             7,656,374                47.5    160,000

                                                            Pegasus Class B
                                Pegasus Class A           Common Stock Shares
                              Common Stock Shares          Beneficially Owned
                               Beneficially Owned          Prior to and After
                                 After Offering                 Offering
                             ----------------------  ------------------------------
                                Shares        %            Shares             %
Marshall W.
 Pagon(1)(2) ..............   6,448,640       34.1        4,581,900(4)      100.0
Robert N. Verdecchio ......     272,206        2.0               --            --
Howard E. Verlin ..........      69,153         *                --            --
Ted S. Lodge ..............      54,759         *                --            --
James J. McEntee, III .....       5,500         *                --            --
Mary C. Metzger ...........       5,500         *                --            --
Donald W. Weber ...........     193,420        1.4               --            --
Harron Communica-
 tions Corp. ..............     852,110        6.0               --            --
Columbia Capital Cor-
 poration(11) .............   6,448,640       34.1        4,581,900(4)      100.0
Columbia DBS,
 Inc.(11) .................   6,448,640       34.1        4,581,900(4)      100.0
Mark R. Warner(11) ........     311,892        2.2               --            --
David P. Mixer(11) ........     261,891        1.8               --            --
Robert B. Blow(11) ........     260,606        1.8               --            --
James B. Murray,
 Jr.(11) ..................     261,891        1.8               --            --
Mark J. Kington(11) .......     261,891        1.8               --            --
Whitney Equity Part-
 ners, L.P.(12) ...........   6,448,640       34.1        4,581,900(4)      100.0
Fleet Entities(13) ........   6,448,640       34.1        4,581,900(4)      100.0
Riordon B. Smith (14)         6,448,640       34.1        4,581,900(4)      100.0
Michael C. Brooks (15)        6,448,640       34.1        4,581,900(4)      100.0
Harry F. Hopper III
 (16) .....................     237,998        1.3               --            --
William P. Phoenix ........          --                          --            --
Richard D. Summe(17)            162,770        1.1               --            --
Directors and Execu-
 tive Officers as a
 Group (12 persons)
 (18) .....................   7,192,174       37.6        4,581,900         100.0%

------------
 * Represents less than 1% of the outstanding shares of Class A common stock.

 (1) The address of this person is c/o Pegasus Communications Management Company, 5 Radnor Corporate Center, Suite 454, 100 Matsonford Road, Radnor, Pennsylvania 19087.

 (2) Pegasus Capital, L.P. holds 1,217,348 shares of Class B common stock. Mr. Pagon is the sole shareholder of the general partner of Pegasus Capital, L.P. and is deemed to be the beneficial owner of these shares. All of the 3,364,552 remaining shares of Class B common stock are owned by Pegasus Communications Holdings, Inc. and two of its subsidiaries. All the capital stock of Pegasus Communications Holdings, Inc. are held by Pegasus Communications Limited Partnership. Mr. Pagon controls Pegasus Communications Limited Partnership by reason of his ownership of all the outstanding voting stock of the sole general partner of a limited partnership that is, in turn, the sole general partner in Pegasus Communications Limited Partnership. Therefore, apart from the voting agreement described in note 4 below, Mr. Pagon is the beneficial owner of 100% of Class B common stock with sole voting and investment power over all such shares.

 (3) Includes 4,581,900 shares of Class B common stock, which are convertible into shares of Class A common stock on a one-for-one basis and 59,500 shares of Class A common stock which are issuable upon the exercise of the vested portion of outstanding stock options, and 17,000 shares of Class A common stock which are issuable upon the exercise of the portion of an outstanding stock option which vests on March 21, 1999.

 (4) Mr. Pagon, Pegasus, Pegasus Capital, L.P., the Parent, Pegasus Northwest Officer Corp, Pegasus Scranton Offer Corp, Columbia Capital Corporation and Columbia DBS, Inc., which are discussed in note 11 below, and Whitney Equity Partners, L.P. and the Fleet entities, which are discussed in note 14 below, have entered into the voting agreement, which provides that these parties vote all shares held by them in the manner specified in the voting agreement. As a consequence of being parties to the voting agreement, each of these parties is deemed to have shared voting power over certain shares beneficially owned by them in the aggregate for the purposes specified in the voting agreement. Therefore, the parties to the voting agreement are each deemed to be the beneficial owner with respect to 4,581,900 shares of Class B common stock and 6,769,840 shares of Class A common stock, including 4,581,900 shares of Class A common stock issuable upon conversion of the all outstanding shares of Class B common stock. The shares of Class A common stock beneficially owned after the offering by this person have been adjusted to reflect the sale of 285,884 shares by Columbia Capital Corporation and the sale of 18,316 shares by Columbia DBS, Inc. See Certain Relationships and Related Transactions -- Voting Agreement.

 (5) Includes 96,772 shares of Class A common stock held in Pegasus' 401(k) plan, over which Messrs. Pagon and Verdecchio share voting power in their capacities as co-trustees.

 (6) On March 26, 1997, the SEC declared effective a registration statement filed by Pegasus which would permit Messrs. Verdecchio and Verlin to sell shares of Class A common stock subject to certain vesting and other restrictions. As of the date of this prospectus, Mr. Verdecchio, a director of Pegasus, is permitted to sell 150,000 shares and Mr. Verlin 29,321 shares of Class A common stock pursuant to the registration statement. Messrs. Verdecchio and Verlin have sole voting and investment power over their shares, subject to certain vesting restrictions.

 (7) Includes 29,090 shares of Class A common stock which are issuable upon the exercises of the vested portion of outstanding stock options, and 9,090 shares of Class A common stock which are issuable upon the exercise of an outstanding stock option which vests on March 21, 1999.

 (8) Includes 1,500 shares of Class A common stock owned by Mr. Lodge's wife, of which Mr. Lodge disclaims beneficial ownership, 5,079 shares of Class A common stock issued to Mr. Lodge and his wife, subject to certain vesting restrictions, 39,090 shares of Class A common stock which are issuable upon the exercise of the vested portion of outstanding stock options and 9,090 shares of Class A common stock which are issuable upon the exercise of the portion of an outstanding stock option which vests on March 21, 1999.

 (9) Includes 5,000 shares of Class A common stock which are issuable upon the exercise of the vested portion of outstanding stock options, and 2,500 shares of Class A common stock which are issuable upon the exercise of the portion of an outstanding stock option which vests on March 21, 1999.

(10) Includes 8,385 shares of Class A common stock issuable upon the exercise of the vested portion of outstanding stock options, and 2,500 shares of Class A common stock which are issuable upon the exercise of the portion of an outstanding stock option which vests on March 21, 1999. Mr. Weber is a director of the Pegasus.

(11) Columbia Capital Corporation directly holds 285,884 shares of Class A common stock and Columbia DBS, Inc. directly holds 18,316 shares of Class A common stock. Columbia Capital Corporation has directors who also serve as directors of Columbia DBS, Inc. Columbia Capital Corporation and Columbia DBS, Inc. each disclaim beneficial ownership of all shares of Class A common stock held by the other entity. Messrs. Warner, Mixer, Blow, Murray and Kington are principals and/or substantial owners of Columbia Capital Corporation, a former stockholder of Digital Television Services, Inc., a subsidiary of Pegasus. Columbia Capital Corporation has certain rights under the voting agreement described in note 4. The address of each of the Columbia entities is 201 N. Union Street, Suite 300, Alexandria, Virginia 22314-2642.

(12) Includes 959,473 shares of Class A common stock held directly by Whitney over which it has, with the exception of matters covered by the voting agreement, sole voting and investment power. The shares of Class A common stock held directly by Whitney represent 8.5% of the shares of Class A common stock. The address of Whitney is 177 Broad Street, Stamford, Connecticut 06901.

(13) The Fleet entities consist of Fleet Venture Resources, Inc., Fleet Equity Partners VI, L.P., Chisholm Partners III, L.P. and Kennedy Plaza Partners. Each Fleet entity holds the following number of shares of Class A common stock: Fleet Venture Resources (406,186); Fleet Equity Partners (174,079); Chisholm (147,611); and Kennedy Plaza Partners (10,179). The address of each of the Fleet entities is 50 Kennedy Plaza, RI MO F12C, Providence, Rhode Island 02903.

(14) The information for Mr. Smith includes the shares of Class A common stock held by the Fleet entities. Mr. Smith is a Senior Vice President of each of the managing general partners of Fleet Equity Partners VI, a Senior Vice President of Fleet Venture Resources, a Senior Vice President of the corporation that is the general partner of the partnership that is the general partner of Chisholm Partners III, L.P. and a partner of Kennedy Plaza Partners. He is a Senior Vice President of Fleet Growth Resources II, Inc. and Silverado IV Corp., the two general partners of Fleet Equity Partners, and Senior Vice President of Fleet Venture Resources and Silverado III Corp., the general partner of the partnership Silverado III, L.P., which is the general partner of Chisholm Partners III, L.P. Mr. Smith disclaims beneficial ownership for all shares held directly by Fleet Venture Resources and all shares held directly by Fleet Equity Partners, Chisholm Partners III, L.P. and Kennedy Plaza Partners, except for his pecuniary interest therein. The address of this person is 50 Kennedy Plaza, RI MO F12C, Providence, Rhode Island 02903.

(15) The information for Mr. Brooks includes 959,473 shares of Class A common stock held by Whitney Equity Partners, L.P. Mr. Brooks has shared voting and investment power over such shares of Class A common stock with the managing members of the general partner of Whitney Equity Partners, L.P. and disclaims beneficial ownership of such shares of Class A common stock. The address of this person is 177 Broad Street, Stamford, Connecticut 06901.

(16) The information for Mr. Hopper includes 18,316 shares of Class A common stock held by Columbia DBS, Inc. Mr. Hopper is a shareholder of Columbia Capital Corporation and Columbia DBS, Inc. Mr. Hopper disclaims beneficial ownership of the shares of common stock held by Columbia DBS, Inc.

(17) Mr. Summe received shares of Class A common stock of Pegasus in 1997, as consideration for the acquisition of a company by Pegasus in which Mr. Summe had an ownership interest.

(18) See the notes above for information about the holdings of the directors and named executive officers.

                Certain Relationships and Related Transactions

Split Dollar Agreement

     In December 1996, Pegasus entered into a split dollar agreement with the trustees of an insurance trust established by Marshall W. Pagon. Under the split dollar agreement, Pegasus agreed to pay a portion of the premiums for certain life insurance policies covering Mr. Pagon owned by the insurance trust. The agreement provides that Pegasus will be repaid for all amounts it expends for such premiums, either from the cash surrender value or the proceeds of the insurance policies. The actuarial benefit to Mr. Pagon of premiums paid by Pegasus amounted to $53,728 in 1996, $53,728 in 1997 and $53,728 in 1998.

ViewStar DBS Acquisition

     Effective October 31, 1997, Pegasus acquired DIRECTV distribution rights for certain rural areas of Georgia and related assets from ViewStar Entertainment Services, Inc. Prior to the acquisition, Donald W. Weber, a director of Pegasus, was President and Chief Executive Officer of ViewStar and together with his son owned approximately 73% of the outstanding stock of ViewStar. The purchase price of the ViewStar acquisition consisted of approximately $6.4 million in cash and 397,035 shares of Class A common stock. The acquisition involved the execution of noncompetition agreements by Mr. Weber and his son and the execution of a shareholders agreement, which included the granting of certain registration rights on the shares of Class A common stock issued in connection with the acquisition.

Relationship with W.W. Keen Butcher and Affiliated Entities

     Pegasus entered into an arrangement in 1998 with W.W. Keen Butcher, the stepfather of Marshall W. Pagon and Nicholas A. Pagon, certain entities controlled by him and the owner of a minority interest in one of the entities. Under this agreement, Pegasus agreed to provide and maintain collateral for up to $4.0 million in principal amount of bank loans to Mr. Butcher and the minority owner. Mr. Butcher and the minority owner must lend or contribute the proceeds of those bank loans to one or more of the entities owned by Mr. Butcher for the acquisition of television broadcast stations to be operated by Pegasus pursuant to local marketing agreements.

     Under this arrangement, on November 10, 1998, Pegasus sold to one of the Butcher companies the Federal Communications Commission license for the television station then known as WOLF and leased back certain related assets, including leases and subleases for studio, office, tower and transmitter space and equipment, for a cash payment of $500,000 and ongoing rental payments of approximately $25,000 per year. WOLF is now known as WSWB and is one of Pegasus' television stations serving the northeastern Pennsylvania designated television market area. Mr. Butcher and the minority owner borrowed the $500,000 under the loan collateral arrangement described above. Concurrently with the closing under the agreement described above, one of the Butcher companies assumed a local marketing agreement, under which Pegasus provides programming to WSWB and retains all revenues generated from advertising in exchange for payments to the Butcher company of $4,000 per month plus reimbursement of certain expenses. The term of the local marketing agreement is three years, with two three-year automatic renewals. The Butcher company also granted Pegasus an option to purchase the station license and assets if it becomes legal to do so for the costs incurred by the Butcher company relating to the station, plus compound interest at 12% per year.

     On July 2, 1998, Pegasus assigned to one of the Butcher companies its option to acquire the Federal Communications Commission authorization for television station WFXU, which rebroadcasts WTLH pursuant to a local marketing agreement. The Butcher company will pay to Pegasus $50,000 for the option upon the Federal Communications Commission's approval of the authorization's transfer to the Butcher company, and will assume the obligations of the authorization's former owner under the local marketing agreement with Pegasus. The Butcher company will borrow the $50,000 under the loan collateral arrangement, and the company will grant to Pegasus an option to purchase the station on essentially the same terms described above for WOLF. The local marketing agreement provides for a reimbursement of expenses by Pegasus and a term of five years, with one automatic five-year renewal.

     Pegasus believes that the WOLF and WFXU transactions were done at fair value and that any future transactions that may be entered into with the Butcher companies or similar entities will also be done at fair value.


Acquisition of Digital Television Services, Inc.

     On April 27, 1998, Pegasus acquired Digital Television Services, Inc. through the merger of a subsidiary of Pegasus into Digital Television Services. Prior to the merger, Digital Television Services was the second largest independent distributor of DIRECTV services serving 140,000 subscribers in ten states and reaching approximately 140,000 subscribers.

     In connection with the merger, Pegasus issued approximately 5.5 million shares of its Class A common stock to the stockholders of Digital Television Services and assumed approximately $159 million of debt as of December 31, 1997. Pegasus also granted registration rights to certain of Digital Television Service's stockholders, including Columbia Capital Corporation, Columbia DBS, Inc., Whitney Equity Partners, L.P. and Fleet Venture Resources, Inc. and its affiliates and Harry F. Hopper, III. Mr. Hopper received shares of Class A common stock in the Digital Television Services merger and has an ownership interest in Columbia Capital Corporation, which received 429,812 shares. As a result of the Digital Television Services merger and the voting agreement described below, Michael C. Brooks, Harry F. Hopper, III and Riordon B. Smith were elected to Pegasus' board of directors.

Voting Agreement

     On April 27, 1998, in connection with the Digital Television Services merger, Pegasus, Marshall W. Pagon and a number of partnerships and corporations controlled by him, and Fleet Venture Resources, Fleet Equity Partners, Chisholm Partners III, L.P., Kennedy Plaza Partners, Whitney Equity Partners, Columbia Capital Corporation and Columbia DBS, Inc. entered into a voting agreement. The voting agreement covers all shares of Class B common stock and other voting securities of Pegasus held at any time by Mr. Pagon and his controlled entities and shares of Class A common stock received in the Digital Television Services merger by Chisholm, Columbia, Whitney and the other former stockholders of Digital Television Services. It provides that holders of such shares vote their respective shares in the manner specified in the voting agreement. In particular, the voting agreement establishes that the board of directors of Pegasus will consist initially of nine members: three independent directors, three directors designated by Mr. Pagon and one director to be designated by each of Chisholm Partners III, L.P., Columbia Capital Corporation and Whitney Equity Partners. The voting agreement also provides that the committees of the board of directors will consist of an audit committee, a compensation committee and a nominating committee. Each committee shall consist of one independent director, one director designated by Mr. Pagon and one director designated by a majority of the directors designated by Chisholm Parters III, L.P., Columbia Capital Corporation and Whitney Equity Partners. As a result of the voting agreement, the parties to the agreement have sufficient voting power without the need for the vote of any other shareholder, to elect the entire board of directors. James J. McEntee, III, Mary C. Metzger and Donald W. Weber are serving as independent directors of Pegasus. Marshall W. Pagon, Robert N. Verdecchio and William P. Phoenix are serving as directors of Pegasus as designees of Mr. Pagon. Harry F. Hopper, III is serving as a director of Pegasus as a designee of Columbia Capital Corporation; Michael C. Brooks is serving as a director of Pegasus as a designee of Whitney Equity Partners; and Riordon B. Smith is serving as a director of Pegasus as a designee of Chisholm Partners III, L.P.

     The voting agreement terminates with respect to any covered share upon the sale or transfer of any such share to any person other than a permitted transferee. In addition, the right of Chisholm Partners III, L.P., Columbia Capital Corporation and Whitney Equity Partners to designate a director terminates when the Fleet entities, Columbia Capital Corporation and Whitney Equity Partners cease owning one-half of the shares originally received by each of them in the Digital Television Services merger or in certain other circumstances.


Communications License Re-Auction

     PCS Partners, a company owned and controlled by Marshall W. Pagon, currently holds a personal communications system license in Puerto Rico and is qualified to participate in the Federal Communications Commission's upcoming re-auction of certain other PCS licenses. Pegasus itself does not meet the qualification criteria for this re-auction. We have advanced approximately $3.4 million, with interest at 10% per year, to PCS Partners for the purpose of funding its participation in this re-auction. We are separately evaluating an investment in or contractual relationship with PCS Partners.

CIBC Oppenheimer and Affiliates

     William P. Phoenix is a managing director of CIBC Oppenheimer Corp. CIBC Oppenheimer and its affiliates have provided various services to Pegasus and its subsidiaries, including Digital Television Services, since the beginning of 1997. Services to Digital Television Services described below include services provided prior to that company becoming a subsidiary of Pegasus on April 27, 1998.

     CIBC Oppenheimer Corp. has historically performed a number of services for Pegasus, including serving as one of the initial purchasers in Pegasus' November 1998 Rule 144A senior notes offering. In this capacity, CIBC Oppenheimer received customary underwriting discounts and commissions.

     CIBC Oppenheimer has also performed the following services for Pegasus:

     o provided a fair market value appraisal in connection with the contribution to Pegasus of certain assets between related parties.

     o provided fairness opinions to Pegasus and/or its affiliates in connection with certain intercompany loans and other intercompany transactions.

     o provided fairness opinions to Pegasus in connection with the acquisition of ViewStar Entertainment Services, Inc. from Donald W. Weber, a director of Pegasus.

     o acted as a standby purchaser in connection with Digital Television Service's offer to repurchase its senior subordinated notes as a result of the change in control arising by Pegasus' acquisition of the company.

     In 1998, for services rendered, Pegasus or its subsidiaries, including Digital Television Services, paid or will pay to CIBC Oppenheimer an aggregate of $3.3 million in fees. Pegasus believes that all fees paid to CIBC Oppenheimer in connection with the transactions described above were customary. Pegasus anticipates that it or its subsidiaries may engage the services of CIBC Oppenheimer in the future, although no such engagement is currently contemplated.

Other Transactions

     In December 1998, Pegasus agreed to lend $199,999 to Nicholas A. Pagon, Pegasus' Vice President of Broadcast Operations, bearing interest at the rate of 6% per annum, with the principal amount due on the fifth anniversary of the date of the promissory note. Mr. Pagon is required to use half of the proceeds of the loan to purchase shares of Class A common stock, and the loan will be collateralized by those shares. The balance of the loan proceeds may be used at Mr. Pagon's discretion.

                      Description of Certain Indebtedness

     Information with respect to our indebtedness is contained below and in the Section Risk Factors -- Other Risks of Our Business -- Substantial Indebtedness.

     Our principal indebtedness is owned by corporations at different levels of our corporate structure:

     o Pegasus Media & Communications: Pegasus Media & Communications, Inc., a wholly-owned subsidiary of Pegasus Communications Corporation, owes the indebtedness described below under Pegasus Media & Communications Credit Facility and Pegasus Media & Communications Notes. Most of Pegasus Media & Communications subsidiaries have guaranteed that indebtedness. Pegasus Media & Communications conducts through subsidiaries approximately 58% of our DBS business and all of our broadcast and cable business.

     o Digital Television Services: Digital Television Services, Inc., a subsidiary of Pegasus Communications Corporation, owes the indebtedness described below under Digital Television Services Credit Facility and Digital Television Services Notes. Digital Television Services' subsidiaries have guaranteed that indebtedness. Digital Television Services conducts the DBS business that we acquired in the Digital Television Services merger in April 1998, which currently equals 42% of our DBS business.

     o Pegasus: Pegasus Communications Corporation, whose stock is being offered in this offering, owes the indebtedness described below under 1998 Notes and 1997 Notes. None of Pegasus' subsidiaries have guaranteed that indebtedness. Pegasus is also the issuer of the Series A preferred stock described in the next section. If Pegasus elects to exchange the Series A preferred stock for the exchange notes described below in this section, Pegasus would owe the indebtedness under the exchange notes.


     Pegasus Media & Communications Credit Facility

     In December 1997, Pegasus Media & Communications, Inc., entered into a $180.0 million six-year, secured, reducing revolving credit facility. Pegasus Media & Communications can use borrowings under the credit facility for acquisitions and general corporate purposes. The following summary of the material provisions of the credit facility is not complete, and is subject to all the provisions of the credit facility.

     All subsidiaries of Pegasus Media & Communications, with certain exceptions, are guarantors of the credit facility, which is collateralized, with certain exceptions, by a security interest in all assets of, and all stock in Pegasus Media & Communications's subsidiaries. The credit facility is also secured by a pledge by Pegasus of its stock in Pegasus Media & Communications.

     Borrowings under the credit facility bear interest at LIBOR or the prime rate, as selected by Pegasus Media & Communications, plus spreads that vary with its ratio of total debt to a measure of its cash flow. The credit facility requires an annual commitment fee of 0.5% of the unused portion of the revolving credit commitment. The credit facility requires Pegasus Media & Communications to purchase an interest rate hedging contract covering an amount equal to at least 50% of the total amount of borrowings from the revolving credit facility for at least the first three years of the credit facility.

     The Pegasus Media & Communications credit facility requires prepayments and concurrent reductions of the commitment from asset sales or other transactions outside the ordinary course of business. These requirements are subject, however, to provisions permitting the proceeds of certain sales to be used to make approved acquisitions within stated time periods without reducing the commitments of the lenders. The credit facility:

     o limits the amounts of indebtedness that Pegasus Media & Communications and its subsidiaries may incur,

     o requires Pegasus Media & Communications to maintain a maximum leverage ratio, a minimum interest coverage, and a minimum fixed charge coverage, and

     o  limits dividends and other restricted payments.

     Unless there is a default under the credit facility, Pegasus Media & Communications can distribute to Pegasus enough money to pay its interest and dividend obligations under its publicly held debt securities and, after July 1, 2002, its Series A preferred stock. The credit facility contains other customary covenants, representations, warranties, indemnities, conditions precedent to closing and borrowing, and events of default.

     Beginning September 30, 1999, the revolving credit commitments under the credit facility will reduce in quarterly amounts ranging from $2.7 million per quarter in 1999 to approximately $16.7 million in 2003.

Digital Television Services Credit Facility

     In July 1997, Digital Television Services, Inc., now a wholly-owned subsidiary of Pegasus, entered into an amended and restated revolving credit facility to provide for:

     o revolving credit in the current amount of $70.0 million, with a $50.0 million sublimit for letters of credit, and

     o  a $20.0 million term loan facility.

     Digital Television Services can use borrowings under the Digital Television Services credit facility for acquisitions, capital expenditures, working capital and general corporate purposes. The following summary of the material provisions of the credit facility is not complete, and is subject to all of the provisions of the credit facility.

     All subsidiaries of Digital Television Services are guarantors of the credit facility, which is collateralized by a first priority security interest in all assets of, and a pledge of all the equity interests in, Digital Television Services' direct and indirect subsidiaries.

     Borrowings under the credit facility bear interest at LIBOR or the prime rate, as selected by Digital Television Services, plus spreads that vary with its ratio of total debt to a measure of its cash flow.

     The term loan must be repaid in 20 consecutive quarterly installments of $200,000 each, commencing September 30, 1998, with the remaining balance due on July 30, 2003. Borrowings under the revolving credit facility will be available to Digital Television Services until July 31, 2003. The commitments under the Digital Television Services credit facility will reduce quarterly commencing on September 30, 1999 at a rate of 3.5% per quarter through 1999, 5.75% per quarter in 2000, 7.0% per quarter in 2001, 9.0% per quarter in 2002 and 3.0% per quarter until June 30, 2003. All of the loans outstanding will be repayable on July 31, 2003. The making of each loan under the credit facility is subject to the satisfaction of certain conditions, including not exceeding a borrowing base based on the number of paying subscribers and households within the rural DIRECTV service territories served by Digital Television Services.

     The credit facility requires Digital Television Services to maintain:

     o  minimum subscriber penetration levels;

     o annualized contribution per paying subscriber levels based on net income plus certain sales, administrative and payroll expenses;

     o a maximum ratio of total debt to equity beginning in the first quarter of 2000;

     o a maximum ratio of total senior debt to annualized operating cash flow and a ratio of total debt to annualized operating cash flow beginning in the first quarter of 2000;

     o a maximum ratio of total debt to adjusted annualized operating cash beginning in the first quarter of 1999 and continuing until the last quarter of 2000; and

     o  a maximum percentage of general and administrative expenses to revenues.

     In addition, the credit facility requires Digital Television Services to make mandatory prepayments from the net proceeds of certain sales or other dispositions by it or any of its subsidiaries of material assets and with 50% of any excess operating cash flow with respect to any fiscal year after the fiscal year ending December 31, 1998.

1998 Notes

     Pegasus has outstanding $100.0 million in aggregate principal of 9 3/4% senior notes due 2006. The 1998 notes are subject to an indenture between Pegasus and First Union National Bank, as trustee. The following summary of the material provisions of the 1998 notes indenture is not complete, and is subject to all of the provisions of the indenture and those terms made a part of the indenture by the Trust Indenture Act of 1939, as amended.

     General. The 1998 notes will mature on December 1, 2006 and bear interest at 9 3/4% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 1999. The 1998 notes are general unsecured obligations of Pegasus and rank senior in right of payment to all existing and future subordinated debt of Pegasus and rank equal in right of payment with all existing and future senior debt. Pegasus' obligations under the 1998 notes may be guaranteed on a senior unsecured basis, jointly and severally, by each subsidiary of Pegasus that executes a supplemental indenture to the 1998 indenture.

     Optional Redemption. The 1998 notes may be redeemed, in whole or in part, at the option of Pegasus on or after December 1, 2002, at the redemption prices, plus accrued interest, starting at 104.875% of principal during the 12-month period beginning December 1, 2002 and declining annually to 100% of principal on December 1, 2005 and thereafter.

     Pegasus also has the right, until December 1, 2001, to use the net proceeds of one or more offerings of its capital stock to redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 109.750% of the principal, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. If Pegasus does this, it must leave at least $65.0 million of the 1998 notes outstanding, and the redemption must occur within 90 days of the date of closing of the offering of its capital stock.

     Change of Control. If a change of control of Pegasus occurs, each holder of 1998 notes will have the right to require Pegasus to repurchase all or a portion of the holder's 1998 notes at purchase price equal to 101% of the principal, plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of repurchase. Generally, a change of control includes any of the following:

     o the sale of all or substantially all of Pegasus' assets to any person other than Marshall W. Pagon or his related parties, as described in the indenture,

     o the adoption of a plan relating to the liquidation or dissolution of Pegasus,

     o the consummation of any transaction in which a person becomes the beneficial owner of more of the voting power of all our voting stock than is beneficially owned at such time by Mr. Pagon and his related parties,

     o the consummation of any transaction in which Mr. Pagon and his related parties cease to have at least 30% of the combined voting power of all of our voting stock, or Mr. Pagon and his affiliates acquire in the aggregate beneficial ownership of more than 66 2/3% of our Class A common stock, or

     o the first day on which a majority of the members of the board of directors of Pegasus are not continuing directors -- essentially, the current directors and replacements elected or recommended by the current directors or by such replacements.

     Certain Covenants. The 1998 notes indenture contains a number of covenants restricting the operations of Pegasus, which, among other things, limit the ability of Pegasus to incur additional indebtedness, pay certain dividends or make distributions, make certain investments, sell assets, issue subsidiary stock, restrict distributions from subsidiaries, create certain liens, enter into certain consolidations or mergers and enter into certain transactions with affiliates.

     Exchange Offer; Registration Rights. Pursuant to a registration rights agreement among Pegasus and the initial purchasers of the 1998 notes, Pegasus has agreed to file a registration statement with respect to an offer to exchange the 1998 notes for a new issue of debt securities of Pegasus registered under the Securities Act, with terms substantially identical to those of the 1998 notes. Under certain circumstances, Pegasus may be required to provide a shelf registration statement to cover resales of the 1998 notes by holders. If Pegasus fails to satisfy these registration obligations, it will be required to pay liquidated damages to the holders of 1998 notes under certain circumstances.

     Events of Default. Events of default under the 1998 notes indenture include the following:

     o a default for 30 days in the payment when due of interest on, or liquidated damages with respect to, the 1998 Notes;

     o default in payment when due of the principal of or premium, if any, on the 1998 notes;

     o failure by Pegasus or any subsidiary to comply with certain provisions of the 1998 notes indenture, subject, in some but not all cases, to notice and cure periods;

     o default under certain items of indebtedness for money borrowed by Pegasus or certain of its subsidiaries;

     o failure by Pegasus or certain of its subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; or

     o certain events of bankruptcy or insolvency with respect to Pegasus or certain of its subsidiaries.

     If an event of default occurs, with certain exceptions, the trustee under the 1998 notes indenture or the holders of at least 25% in principal amount of the then outstanding 1998 notes may accelerate the maturity of all the 1998 notes.

1997 Notes

     Pegasus has outstanding $115.0 million in aggregate principal amount of its 9 5/8% senior notes due 2005. The 1997 notes are subject to an indenture between Pegasus and First Union National Bank, as trustee. The following summary of the material provisions of the indenture is not complete, and is subject to all of the provisions of the 1997 indenture and those terms made a part of the indenture by the Trust Indenture Act.

     General. The 1997 notes will mature on October 15, 2005 and bear interest at 9 5/8% per annum, payable semi-annually in arrears on April 15 and October 15 of each year. The 1997 notes are general unsecured obligations of Pegasus and rank senior in right of payment to all existing and future subordinated debt of Pegasus and rank in equal in right of payment with all existing and future senior debt. Pegasus' obligations under the 1997 notes may be guaranteed on a senior unsecured basis, jointly and severally, by each subsidiary of Pegasus that executes a supplemental indenture.

     Optional Redemption. The 1997 notes may be redeemed, in whole or in part, at the option of Pegasus on or after October 15, 2001, at the redemption prices, plus accrued interest, starting at 104.813% of principal during the 12-month period beginning October 15, 2001 and declining annually to 100% of principal on October 15, 2003 and thereafter.

     Pegasus also has the right, until October 21, 2000, to use the net proceeds of one or more offerings of its capital stock to redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 109.625% of the principal, plus accrued and unpaid interest to the date of redemption. If Pegasus does this, it must leave at least $75.0 million of the notes outstanding after the redemption, and the redemption must occur within 90 days of the date of closing of the offering of capital stock of Pegasus.

     Change of Control. If a change of control of Pegasus occurs, each holder of the 1997 notes may require Pegasus to repurchase all or a portion of the holder's 1997 notes at a purchase price equal to 101% of the principal, together with accrued and unpaid interest and liquidated damages thereon, if any, to the date of repurchase.

     Generally, a change of control, includes any of the following events:

     o the sale of all or substantially all of Pegasus' assets to any person other than Marshall W. Pagon or his related parties, as described in the indenture,

     o the adoption of a plan relating to the liquidation or dissolution of Pegasus,

     o the consummation of any transaction in which a person becomes the beneficial owner of more of the voting power of all our voting stock than is beneficially owned at such time by Mr. Pagon and his related parties,

     o the consummation of any transaction in which Mr. Pagon and his related parties cease to have at least 30% of the combined voting power of all of our voting stock, or Mr. Pagon and his affiliates acquire in the aggregate beneficial ownership of more than 66 2/3% of our Class A common stock, or

     o the first day on which a majority of the members of the board of directors of Pegasus are not continuing directors -- essentially, the current directors and replacements elected or recommended by the current directors or by such replacements.

     Certain Covenants. The 1997 notes indenture contains a number of covenants restricting the operations of Pegasus, which, among other things, limit the ability of Pegasus to incur additional indebtedness, pay certain dividends or make distributions, make certain investments, sell assets, issue subsidiary stock, restrict distributions from subsidiaries, create certain liens, enter into certain consolidations or mergers and enter into certain transactions with affiliates.

     Events of Default. Events of default under the indenture include the following:

     o a default for 30 days in the payment when due of interest on the 1997 notes;

     o default in payment when due of the principal of or premium, if any, on the 1997 notes;

     o failure by Pegasus to comply with certain provisions of the indenture, subject, in some but not all cases, to notice and cure periods;

     o default under certain items of indebtedness for money borrowed by Pegasus or certain of its subsidiaries;

     o failure by Pegasus or certain of its subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; or

     o certain events of bankruptcy or insolvency with respect to Pegasus or certain of its subsidiaries.

     If an event of default occurs, with certain exceptions, the trustee under the 1997 notes indenture or the holders of at least 25% in principal amount of the then outstanding 1997 notes may accelerate the maturity of all the 1997 notes.


Pegasus Media & Communications Notes

     Pegasus Media & Communications has outstanding $85.0 million in aggregate principal amount of its 12 1/2% senior subordinated notes due 2005. The Pegasus Media & Communications notes are subject to an indenture among Pegasus Media & Communications, certain of its direct and indirect subsidiaries, as guarantors, and First Union National Bank, as trustee. The following summary of the material provisions of the indenture is not complete, and is subject to all of the provisions of the indenture and those terms made a part of the indenture by the Trust Indenture Act.

     General. The Pegasus Media & Communications notes will mature on July 1, 2005 and bear interest at 12 1/2% per annum, payable semi-annually on January 1 and July 1 of each year. The notes are general unsecured obligations of Pegasus Media & Communications and are subordinated in right of payment to all existing and future senior debt of that company. The notes are unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally, by the guarantor subsidiaries.

     Optional Redemption. The Pegasus Media & Communications notes are subject to redemption at any time, at the option of Pegasus Media & Communications, in whole or in part, on or after July 1, 2000 at redemption prices, plus accrued interest, starting at 106.25% of principal during the 12-month period beginning July 1, 2000 and declining annually to 100% of principal on July 1, 2003 and thereafter.

     Change of Control. If a change of control of Pegasus occurs, each holder of the Pegasus Media & Communications notes may require Pegasus Media & Communications to repurchase all or a portion of the holder's Pegasus Media & Communications notes at a purchase price equal to 101% of the principal, together with accrued and unpaid interest, if any, to the date of repurchase.

     Generally, a change of control, includes any of the following events:

     o the sale of all or substantially all of Pegasus Media & Communications's assets to any person other than Marshall W. Pagon or his related parties, as described in the indenture;

     o the adoption of a plan relating to the liquidation or dissolution of Pegasus Media & Communications;

     o the consummation of any transaction in which a person becomes the beneficial owner of more of the voting stock of Pegasus than is beneficially owned at that time by Mr. Pagon and his related parties; or

     o the first day on which a majority of the members of the board of directors of Pegasus Media & Communications or Pegasus are not continuing directors -- essentially, the current directors and replacements elected or recommended by the current directors or by such replacements.

     Subordination. The Pegasus Media & Communications notes are general unsecured obligations of Pegasus Media & Communications and are subordinate to all existing and future senior debt of it. The notes rank senior in right of payment to all junior subordinated indebtedness of Pegasus Media & Communications. The subsidiary guarantees are general unsecured obligations of the guarantors of the notes and are subordinated to the senior debt and to the guarantees of senior debt of the guarantors. The subsidiary guarantees rank senior in right of payment to all junior subordinated indebtedness of the guarantors.

     Certain Covenants. The Pegasus Media & Communications notes indenture contains a number of covenants restricting the operations of it, which, among other things,

     o limit the ability of it to incur additional indebtedness, pay dividends or make distributions,

     o make certain investments, sell assets, issue subsidiary stock, restrict distributions from subsidiaries,

     o create certain liens, enter into certain consolidations or mergers and enter into certain transactions with affiliates.

     Events of Default. Events of default under the Pegasus Media & Communications notes indenture include the following:

     o  a default for 30 days in the payment when due of interest on the notes;

     o default in payment when due of the principal of or premium, if any, on the notes;

     o failure by Pegasus Media & Communications to comply with certain provisions of the indenture, subject, in some but not all cases, to notice and cure periods;

     o default under certain items of indebtedness for money borrowed by Pegasus Media & Communications or certain of its subsidiaries;

     o failure by Pegasus Media & Communications or certain of its subsidiaries to pay final judgments aggregating in excess of $2.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

     o except as permitted by the indenture, any subsidiary guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any subsidiary guarantor, or any person acting on behalf of any guarantor, shall deny or disaffirm its obligations under its subsidiary guarantee; or

     o certain events of bankruptcy or insolvency with respect to Pegasus Media & Communications or certain of its subsidiaries.

     If an event of default occurs, with certain exceptions, the trustee under the indenture or the holders of at least 25% in principal amount of the then outstanding Pegasus Media & Communications notes may accelerate the maturity of all the notes as provided in the indenture.


Digital Television Services Notes

     Digital Television Services, Inc. has outstanding $155.0 million in aggregate principal amount of its 121/2% Series B senior subordinated notes due 2007. The Digital Television Services notes are subject to an indenture among Digital Television Services, certain of its direct and indirect subsidiaries, as guarantors, and The Bank of New York, as trustee. The following summary of the material provisions of the Digital Television Services indenture is not complete, and is subject to all of the provisions of the Digital Television Services indenture and those terms made a part of the indenture by the Trust Indenture Act.

     General. The Digital Television Services notes will mature on August 1, 2007 and bear interest at 12 1/2% per annum, payable semi-annually on February 1 and August 1 of each year. The Digital Television Services notes are general obligations of Digital Television Services. Except for a first priority security interest granted in an interest escrow account to provide for payment of the installments of interest on the Digital Television Services notes due through August 1, 1999, the Digital Television Services notes are unsecured. The Digital Television Services notes are unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally, by the Digital Television Services guarantor subsidiaries.

     Optional Redemption. The Digital Television Services notes are subject to redemption at any time, at the option of Digital Television Services, in whole or in part, on or after August 1, 2002 at redemption prices, plus accrued interest, starting at 106.25% of principal during the 12-month period beginning August 1, 2002 and declining annually to 100% of principal on August 1, 2005 and thereafter.

     In addition, prior to August 1, 2000, Digital Television Services may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain public or private offerings of its common equity at a price equal to 112.5% of the principal amount plus accrued interest. If Digital Television Services does this, it must leave at least 65% of the Digital Television Services notes outstanding.

     Change of Control. If a change of control of Digital Television Services occurs, each holder of the Digital Television Services notes may require Digital Television Services to repurchase all or a portion of the holder's Digital Television Services notes at a purchase price equal to 101% of principal, together with accrued and unpaid interest, if any, to the date of repurchase. Generally, a change of control, means any of the following, with certain exceptions:

     o any person becomes the beneficial owner of more than 45% of the total voting power of Digital Television Services outstanding equity interests;

     o a change in the composition of Digital Television Services' board of directors over any two-year period such that the individuals who constitute the board of directors at the beginning of the period cease to constitute a majority of the board of directors; or

     o  the liquidation or dissolution of Digital Television Services.

     Subordination. The Digital Television Services notes are general unsecured obligations of Digital Television Services and are subordinate to all existing and future senior debt of it. The Digital Television Services notes rank senior in right of payment to all junior subordinated debt of Digital Television Services. The guarantees of the guarantors of the Digital Television Services notes are general unsecured obligations of the guarantors and are subordinated to the senior debt and to guarantees of senior debt of the guarantors. The guarantees of the notes by the guarantors rank senior in right of payment to all junior subordinated debt of the guarantors.

     Certain Covenants. The Digital Television Services indenture contains a number of covenants restricting the operations of Digital Television Services, which, among other things, limit the ability of Digital Television Services to:

     o  incur additional indebtedness,

     o  pay dividends or make distributions,

     o  make certain investments,

     o  sell assets,

     o  issue subsidiary stock,

     o  restrict distributions from subsidiaries,

     o  create certain liens,

     o  enter into certain consolidations or mergers, and

     o  enter into certain transactions with affiliates.

     Events of Default. Events of default under the Digital Television Services notes indenture include the following:

     o a default for 30 days in the payment when due of interest on the Digital Television Services notes;

     o default in payment when due of the principal of or premium, if any, on the notes;

     o failure by Digital Television Services to comply with certain provisions of the notes indenture (subject, in some but not all cases, to notice and cure periods);

     o default under certain items of indebtedness for money borrowed by Digital Television Services or any of its significant restricted subsidiaries in the amount of $5.0 million or more;

     o failure by Digital Television Services or any restricted subsidiary that would be a significant subsidiary to pay final judgments aggregating in excess of $2.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

     o except as permitted by the Digital Television Services notes indenture, any subsidiary guarantee shall be held in any judicial proceeding to be unenforceable or invalid or cease to be in full force and effect

     o any subsidiary guarantor, or person acting on its behalf, denies or disaffirms its obligations as a guarantor; or

     o certain events of bankruptcy or insolvency with respect to Digital Television Services or certain of its subsidiaries.

     If an event of default occurs, with certain exceptions, the trustee under the Digital Television Services notes indenture or the holders of at least 25% in principal amount of the then outstanding notes may accelerate the maturity of all the notes.

Exchange Notes

     Pegasus may, at its option, under certain circumstances exchange, in whole, but not in part, the then outstanding shares of Series A preferred stock for exchange notes. The exchange notes will, if and when issued, be issued pursuant to an indenture between Pegasus and First Union National Bank, as trustee. The terms of the exchange notes include those stated in the exchange note indenture and those made part of the exchange note indenture by reference to the Trust Indenture Act. The following summary of certain provisions of the exchange note indenture is not complete, and is subject to all of the provisions of the exchange note indenture.

     Principal, Maturity and Interest. The exchange notes will mature on January 1, 2007. Interest on the exchange notes will accrue at the rate of 12 3/4% per annum and will be payable semi-annually in arrears on January 1 and July 1 of each year. Interest will be payable in cash, except that on each interest payment date occurring prior to January 1, 2002, interest may be paid, at Pegasus' option, by the issuance of additional exchange notes having an aggregate principal amount equal to the amount of such interest.

     Subordination. The payment of principal or, premium, if any, and interest on the exchange notes will be subordinated in right of payment, as described in the exchange note indenture, to the prior payment in full of all senior debt, whether outstanding on the date of the exchange note indenture or thereafter incurred.

     Optional Redemption. The exchange notes will not be redeemable at Pegasus' option prior to January 1, 2002. The exchange notes may be redeemed, in whole or in part, at the option of Pegasus on or after January 1, 2002, at the redemption prices, in each case, together with accrued and unpaid interest, if any, starting at 106.375% of principal during the 12-month period beginning January 1, 2002 and declining annually to 100% of principal on January 1, 2005 and thereafter.

     In addition, prior to January 1, 2000, Pegasus may, on any one or more occasions, use the net proceeds of one or more offerings of its Class A common stock to redeem up to 25% of the aggregate principal amount of the notes at the redemption price of 112.750% of principal plus accrued and unpaid interest to the date of redemption. If Pegasus does this, it must leave at least $75.0 million of the notes outstanding, and the redemption must occur within 90 days of the date of closing of the offering.

     Change of Control. If a change of control of Pegasus occurs, each holder of exchange notes will have the right to require Pegasus to repurchase all or any part of the holder's exchange notes at an offer price in cash equal to 101% of the aggregate principal plus accrued and unpaid interest, if any, thereon to the date of purchase. See the description of our Series A preferred stock under Description of Capital Stock for what constitutes a change of control under the exchange notes.

     Certain Covenants. The exchange note indenture contains a number of covenants restricting the operations of Pegasus and its subsidiaries, which, among other things, limit the ability of Pegasus and/or its subsidiaries to:

     o  incur additional indebtedness,

     o  pay dividends or make distributions,

     o  make certain investments,

     o  sell assets,

     o  issue subsidiary stock,

     o  create certain liens,

     o  enter into certain consolidations or mergers, and

     o  enter into certain transactions with affiliates.

                         Description of Capital Stock

     Our authorized capital stock consists of:

     o  30,000,000 shares of Class A common stock, par value $.01 per share

     o  15,000,000 shares of Class B common stock, par value $.01 per share

     o  5,000,000 shares of preferred stock, par value $.01 per share

     Of the 5,000,000 shares of preferred stock that we are authorized to issue, approximately 126,978 shares have been designated as Series A preferred stock. As of February 22, 1999, we had outstanding 11,315,809 shares of Class A common stock and 4,581,900 shares of Class B common stock.

     The following summary description relating to our capital stock sets forth the material terms of our capital stock. This summary is not intended to be complete. It is subject to, and qualified in its entirety by reference to, our Amended and Restated Certificate of Incorporation and the Certificate of Designation.

Description of Common Stock

     Voting, Dividend and Other Rights. The voting powers, preferences and relative rights of the Class A common stock and the Class B common stock are identical in all respects, except for the following differences:

     o holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share;

     o stock dividends on Class A common stock may be paid only in shares of Class A common stock and stock dividends on Class B common stock may be paid only in shares of Class B common stock; and

     o shares of Class B common stock can be converted into Class A common stock and are subject to certain restrictions on ownership and transfer.

     Holders of a majority of the outstanding shares of each class of common stock, voting as separate classes, must approve any amendment to the Amended and Restated Certificate of Incorporation that has any of the following effects:

     o any decrease in the voting rights per share of Class A common stock or any increase in the voting rights of Class B Common Stock;

     o any increase in the number of shares of Class A common stock into which shares of Class B common stock are convertible;

     o any relaxation on the restrictions on transfer of the Class B common stock; or

     o any change in the powers, preferences or special rights of either class of common stock adversely affecting the holders of the Class A common stock.

     Holders of a majority of the outstanding shares of each class of common stock, voting as separate classes, must approve the authorization or issuance of additional shares of Class B common stock, except when Pegasus takes parallel action with respect to Class A common stock in connection with stock dividends, stock splits, recapitalizations, and similar changes. Except as described above or as required by law, holders of Class A common stock and Class B common stock vote together on all matters presented to the stockholders for their vote or approval, including the election of directors.

     The outstanding shares of Class A common stock equal approximately 71.2% of the total common stock outstanding, and the holders of Class B common stock have control of approximately 80.2% of the combined voting power of the common stock. The holders of Class B common stock have the power to elect our entire board of directors. In general, Marshall W. Pagon, by virtue of his beneficial ownership of all of the Class B common stock, may determine the outcome of any matter submitted to the stockholders for approval including the outcome of all corporate transactions. Mr. Pagon and the Class B common stock are currently subject to the terms of a voting agreement. See Certain Relationships and Relation Transactions -- Voting Agreement.

     Each share of common stock is entitled to receive dividends as declared by the board of directors out of funds legally available. The Class A common stock and Class B common stock share equally on a share-for-share basis in cash dividends.

     In the event of a merger or consolidation to which we are a party, each share of Class A common stock and Class B common stock will be entitled to receive the same consideration, except that, if we are not the surviving corporation, holders of Class B common stock may receive stock with greater voting power in lieu of stock with lesser voting power received by holders of Class A common stock.

     Our stockholders have no preemptive or other rights to subscribe for additional shares. Subject to any rights of holders of any preferred stock, all holders of common stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders if we liquidate, dissolve or wind up. No shares of common stock are subject to redemption or a sinking fund. All issued common stock is validly issued, fully paid and nonassessable. In the event of any change in the number of outstanding shares of either class of common stock from a stock split, combination, consolidation or reclassification, we are required to take parallel action with respect to the other class so that the number of shares of each class bears the same relationship to each other as they did before the event.

     Conversion Rights and Restrictions on Transfer of Class B Common Stock. The Class A common stock has no conversion rights. Each share of Class B common stock is convertible at the option of the holder at any time and from time to time into one share of Class A common stock. Any holder of shares of Class B common stock desiring to transfer shares of Class B common stock must present those shares to Pegasus for conversion into an equal number of shares of Class A common stock. After conversion, the converted shares may be freely transferred, subject to applicable securities laws. A holder of Class B common stock may transfer shares of Class B common stock without conversion if the transfer is to one of the following:

     o Marshall W. Pagon or any of his immediate family members. For purposes of this paragraph, immediate family member includes Mr. Pagon's spouse and parents, the lineal descendents of either of his parents, and the spouses of their lineal descendents. Adoptive and step relationships are included for purposes of defining parentage and descent;

     o the estate of Marshall W. Pagon or any of his immediate family members until the property of such estate is distributed in accordance with such deceased's will or applicable law; or

     o any voting or other trust, corporation, partnership or other entity, more than 50% of the voting equity interests of which are owned directly or indirectly by, and which is controlled by, Marshall W. Pagon or any of his immediate family members.

     If ownership or voting rights of shares of Class B common stock are transferred other than in accordance with the preceding paragraph, or a transferee loses the status that allowed him or her to hold shares of Class B common stock without conversion, such shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock. Because of these restrictions, no trading market is expected to develop in the Class B common stock and the Class B common stock will not be listed or traded on any exchange or in any market.

     Effects of Disproportionate Voting Rights. The disproportionate voting rights of the classes of common stock could have an adverse effect on the market price of the Class A common stock. For example, we could not be acquired in a hostile takeover without Marshall W. Pagon's approval as long as he has voting control. Merger proposals, tender offers, or proxy contests may be discouraged even if such actions were favored by holders of Class A common stock. Accordingly, holders of Class A common stock may be unable to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from shareholders at a premium price.

Description of Series A Preferred Stock

     General. Pursuant to the Certificate of Designation, we have issued approximately 126,978 shares of Series A preferred stock with a liquidation preference of $1,000 per share. This includes shares issued to pay in-kind dividends on the Series A preferred stock. On January 1, 2007, we must redeem, subject to the legal availability of funds, all outstanding shares of Series A preferred stock at a price in cash equal to the liquidation preference, plus accrued and unpaid dividends, if any, to the date of redemption.

     Dividends. The holders of shares of the Series A preferred stock are entitled to receive, as dividends are declared by the board of directors out of funds legally available, cumulative preferential dividends from the issue date of the Series A preferred stock accruing at the rate per share of 12 3/4% per annum, payable semi-annually in arrears on January 1 and July 1 of each year. Accumulated unpaid dividends bear interest at a per annum rate 200 basis points in excess of the annual dividend rate on the Series A preferred stock. Dividends are payable in cash, except that on or prior to January 1, 2002, dividends may be paid, at our option, by the issuance of additional shares of Series A preferred stock having an aggregate liquidation preference equal to the amount of such dividends.

     Optional Redemption. We do not have the option to redeem Series A preferred stock until after January 1, 2002. We may redeem the Series A preferred stock after that date, starting at 106.375% of the liquidation preference during the 12-month period beginning January 1, 2002 and declining annually to 100% of the liquidation preference on January 1, 2005 and thereafter.

     In addition, we may, on any one or more occasions, redeem up to 25% of the shares of Series A preferred stock then outstanding, whether initially issued or issued in lieu of cash dividends, at a redemption price of 112.750% of the liquidation preference plus, without duplication, accumulated and unpaid dividends to the date of redemption. Such a redemption is subject to the following conditions:

     o  the redemption must occur prior to January 1, 2000;

     o we must pay for the redemption out of the net proceeds of an offering of Class A common stock, and must redeem within 90 days of the date of closing of such offering; and

     o after the redemption, at least $75.0 million in aggregate liquidation preference of Series A preferred stock must remain outstanding.

     Change of Control. Upon the occurrence of a change of control of Pegasus, each holder of shares of Series A preferred stock will have the right to require the us to repurchase all or any part of such holder's Series A preferred stock at an offer price in cash equal to 101% of the aggregate liquidation preference of the preferred stock the holder wishes to sell, plus accrued and unpaid dividends, if any, to the date of purchase. Generally, a change of control means the occurrence of any of the following:

     o the sale of all or substantially all of our assets to any person other than Marshall W. Pagon or his related parties as described in the Certificate of Designation,

     o the adoption of a plan relating to the liquidation or dissolution of Pegasus,

     o the consummation of any transaction in which a person becomes a beneficial owner of more of our Class A common stock than is beneficially owned at such time by Marshall W. Pagon and his related parties,

     o the consummation of any transaction in which Mr. Pagon and his related parties cease to have at least 30% of the combined voting power of all our voting stock or Mr. Pagon and his affiliates acquire beneficial ownership of more than 66 2/3% of our Class A common stock, or

     o the first day on which a majority of the members of the Board of Directors are not continuing directors -- essentially, directors elected or recommended by the current board of directors or their designated replacements.

     Certain Covenants. The Certificate of Designation contains a number of covenants restricting our operations and those of our subsidiaries. For example, the covenants limit Pegasus' ability to issue capital stock ranking on parity with or senior to the Series A preferred stock, and the ability of Pegasus and its subsidiaries to incur additional indebtedness, pay dividends or make distributions, make certain investments, issue subsidiary stock, enter into certain consolidations or mergers and enter into certain transactions with affiliates.


Transfer Agent and Registrar

     The Transfer Agent and Registrar for the common stock is First Union National Bank.


Limitation on Directors' Liability

     The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of the fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. In the absence of the limitations authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our Amended and Restated Certificate of Incorporation limits the liability of our directors to us or our stockholders to the fullest extent permitted by the Delaware statute. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except in the following circumstances:

     o  breach of the duty of loyalty to Pegasus or its stockholders.

     o  acts or omissions not in good faith.

     o  intentional misconduct or a knowing violation of law.

     o unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

     o any transaction from which a director derived an improper personal benefit.

The inclusion of this provision in our Amended and Restated Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against a director for breach of the duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

                         Future Sales of Common Stock

     After this offering, Pegasus will have 14,315,809 shares of Class A common stock issued and outstanding (15,022,939 shares if the underwriters' over-allotment option is exercised in full). Pegasus will also have outstanding 4,581,900 shares of Class B common stock issued and outstanding. All of the Class B common stock is convertible into shares of Class A common stock on a share for share basis.

     Of the 14,315,809 shares of Class A common stock issued and outstanding after this offering (assuming the over-allotment option is not exercised):

     o  7,733,226 shares will be held by the public.

     o 4,658,400 shares (including vested stock options) will be held or controlled by Marshall W. Pagon.

     o 336,464 other shares held by two current and one former officer may be sold at any time under an effective registration statement under the Securities Act.

     o 176,180 other shares (including vested stock options) held by directors and executive officers can currently be sold subject to the volume and other limitations under SEC Rule 144.

     o 3,612,497 other shares have demand registration rights, which means the holders can require us to register them for sale into the public market.

     o 193,600 other shares can be acquired on exercise of outstanding warrants. Those shares have been registered under the Securities Act.

     o 1,337,000 other shares can be sold into the market without registration under SEC Rule 144.

     Approximately 8,607,440 shares of Class A common stock and all of the 4,581,900 shares of Class B common stock are restricted securities under the Securities Act. Restricted securities and any shares purchased by affiliates of Pegasus in this offering may be sold only if they are registered under the Securities Act or under an applicable exemption from the registration requirements of the Securities Act, including SEC Rule 144.

     In general, under Rule 144 as currently in effect, if a period of at least one year has elapsed between the later of the date on which restricted shares, were acquired from Pegasus and the date on which they were acquired from an affiliate of Pegasus then the holder of the restricted shares is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

     (1) one percent of the then outstanding shares of the Class A common stock, or

     (2) the average weekly reported volume of trading of the Class A common stock during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to certain requirements pertaining to the manner of the sale, notices of the sale and the availability of current public information concerning Pegasus. Affiliates of Pegasus may sell shares not constituting restricted shares in accordance with these volume limitations and other requirements but without regard to the one-year period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date on which the restricted shares were acquired from Pegasus and the date on which they were acquired from an affiliate, a holder of the restricted shares who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above. This description of Rule 144 is not intended to be complete.

     Sales of significant amounts of Class A common stock, or the perception that these sales could occur, could have an adverse impact on the market price of Pegasus' Class A common stock. Pegasus, all of its directors and officers and certain stockholders have agreed that during the period beginning on the date of this prospectus and continuing to and including the date 120 days after the date of this prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Class A common stock beneficially owned by them without the consent of Donaldson, Lufkin & Jenrette Securities Corporation, on behalf of the underwriters of this offering. Persons holding an additional 1,697,528 shares have agreed not to sell their shares for 90 days after the date of this prospectus. The agreements entered into by these persons also cover any securities of Pegasus that are substantially similar to the shares of the Class A common stock or that are convertible or exchangeable into Class A common stock or substantially similar securities (with certain exceptions pertaining to employee benefit plans). Shares offered in connection with this offering are not covered by these agreements.

Registration Rights

 Digital Television Services, Inc. Registration Rights

     The former stockholders of Digital Television Services, Inc. received registration rights for 3,463,462 of the shares of our Class A common stock issued to them when we acquired that company in April 1998. A brief description of these registration rights follows.

     o Underwritten Demand Registration: The Digital Television Service stockholders can require us to register their shares for an underwritten offering until April 27, 2003. They can do this no more than twice. Any demand must include at least 346,346 shares. We can delay a demand registration in case of material developments.

     o S-3 Shelf Registration: The Digital Television Service stockholders can require us to register their shares on a shelf registration any number of times until April 27, 2003. A shelf registration could cover shares to be sold into the market or in negotiated transactions. Any demand must include at least 100,000 shares. We do not have to keep any shelf registration effective for more than 90 days, and we can require that 90 days elapse between shelf registrations. We can delay a shelf registration in case of material developments.

     o Piggyback Registration: The Digital Television Services stockholders have the right to include shares in any registration we make for ourselves or for other stockholders. There are exceptions to this, such as registrations for acquisitions and employee benefit plans. We can reduce the shares they want to include if we or our underwriters decide the offering would be too large.

We would have to pay expenses of any registration, except that the selling Digital Television Services stockholders would have to pay underwriting discounts, brokerage commissions and the like.

  ViewStar Entertainment Services, Inc. Registration Rights

     The former stockholders of ViewStar Entertainment Services, Inc. received registration rights for the 397,035 shares of our Class A common stock issued to them when we acquired it in October 1997. One of the former ViewStar stockholders is Donald W. Weber, a director of Pegasus. See Certain Relationships and Related Transactions. Because of a later sale by Mr. Weber and the sale by Mr. Weber of shares in this offering, these registration rights will cover 199,035 shares after this offering. A brief description of these registration rights follows.

     o Underwritten Demand Registration: The ViewStar Entertainment Services stockholders can require us to register their shares for an underwritten offering until April 27, 2003. They can do this no more than once. We can delay a demand registration in case of material developments.

     o S-3 Shelf Registration: Mr. Weber can require us to register his shares on a shelf registration if he ceases to be an affiliate of Pegasus. He may do this no more than once. A shelf registration could cover shares to be sold into the market or in negotiated transactions. We do not have to keep the shelf registration effective for more than 180 days. We can delay a shelf registration in case of material developments.

     o Piggyback Registration: The ViewStar Entertainment Services stockholders have the right to include shares in any registration we make for ourselves or for other stockholders. There are exceptions to this, such as registrations for acquisitions and employee benefit plans. We can reduce the shares they want to include if we or our underwriters decide the offering would be too large.

We would have to pay expenses of any registration, except that the selling ViewStar Entertainment Services stockholders would have to pay underwriting discounts, brokerage commissions and the like.

     The ViewStar Entertainment Services stockholders' registration rights terminate when their shares can be sold under Rule 144 and we have authorized the removal of restrictive legends from their shares.

 Management Share Registration


     We have registered shares held by Robert N. Verdecchio and Howard E. Verlin, two of our officers, and one of our former officers for sales by them into the market. A total of 336,464 shares can now be sold under this registration.

                                 Underwriters

     Subject to the terms and conditions contained in an underwriting agreement, dated , 1999 the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, C.E. Unterberg, Towbin and ING Baring Furman Selz LLC have severally agreed to purchase from Pegasus and the selling stockholders the number of shares set forth opposite their names below:


                                                                       Number of
                                                                        Shares
                                                                      ----------
Underwriters:
 Donaldson, Lufkin & Jenrette Securities Corporation
 Bear, Stearns & Co. Inc.
 Merrill Lynch, Pierce, Fenner & Smith Incorporated
 C.E. Unterberg, Towbin
 ING Baring Furman Selz LLC
                                                                      ----------
  Total

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares. Pegasus' Class A common stock is listed on the Nasdaq National Market.

     The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering
price less a concession not in excess of $    per share. The underwriters may
allow, and such dealers may re-allow, a concession not in excess of $    per
share on sales to certain other dealers. After the initial offering of the shares to the public, the representatives of the Underwriters may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The following table shows the underwriting fees to be paid to the underwriters by Pegasus and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Class A common stock.

                         No Exercise     Full Exercise
                        -------------   --------------
Pegasus:
 Per share ..........         $                $
 Total ..............         $                $
Selling Stockholders:
 Per share ..........         $                $
 Total ..............         $                $

     Pegasus has granted to the underwriters an option, exercisable for 30 days from the date of the Underwriting Agreement, to purchase up to 707,130 additional shares at the public offering price less the underwriting fees. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment. Pegasus estimates its expenses relating to the offering to be $550,000.

     Pegasus, certain of its subsidiaries, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Each of Pegasus, its executive officers and directors and certain stockholders of Pegasus, including the selling stockholders, has agreed that, for a period of either 90 days or 120 days from the date of this prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation:

     o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     o enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock regardless of whether any of the transactions described in this paragraph is to be settled by the delivery of common stock, or such other securities, in cash or otherwise.

In addition, during such period, Pegasus has agreed not to file any registration statement with respect to any shares of common stock or any securities convertible into or exercisable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. Each of Pegasus' executive officers and directors and certain of its stockholders, including the selling stockholders, has also agreed not to make any demand for, or exercise any right with respect to, such a registration statement.

     Other than in the United States, no action has been taken by Pegasus, the selling stockholders or the underwriters that would permit a public offering of the shares of Class A common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus should inform themselves about and observe any restrictions relating to the offering of the Class A common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of Class A common stock included in this offering in any jurisdiction where that would not be permitted or legal.

     Merrill Lynch & Co. provided Pegasus with a fairness opinion in connection with the acquisition by Pegasus of Digital Television Services, Inc. in April 1998 for which it was paid $1.35 million in fees.

 Stabilization

     In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of Class A common stock in the open market to cover syndicate short positions or to stabilize the price of the Class A common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if Donaldson, Lufkin & Jenrette Securities Corporation repurchases previously distributed Class A common stock in syndicate covering transactions, in stabilizing transactions or otherwise or if Donaldson, Lufkin & Jenrette Securities Corporation receives a report that indicates that the clients of such syndicate members have "flipped" the Class A common stock. These activities may stabilize or maintain the market price of the Class A common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.


                                 Legal Matters

     Drinker Biddle & Reath LLP, counsel for Pegasus, will pass upon the validity of the Class A common stock offered in this prospectus. Michael B. Jordan, a partner of Drinker Biddle & Reath LLP, is an Assistant Secretary of Pegasus. Latham & Watkins, New York, New York will pass upon certain legal matters relating to this offering for the underwriters. Latham & Watkins occasionally renders legal services to Pegasus.


                                    Experts


     Pegasus' consolidated balance sheets as of December 31, 1997 and 1998 and the related consolidated statements of operations, statements of changes in total equity and statements of cash flows for each of the three years in the period ended December 31, 1998 included in this prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given upon the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Digital Television Services Inc. as of December 31, 1996 and 1997 and for the period from inception (January 30, 1996) through December 31, 1996 and for the year ended December 31, 1997 incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                      Pegasus Communications Corporation
                         Index to Financial Statements




                                                                                             Page
                                                                                             ----
Pegasus Communications Corporation
Report of PricewaterhouseCoopers LLP .....................................................    F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998 .............................    F-3

Consolidated Statements of Operations for the years ended December 31, 1996, 1997
  and 1998 ...............................................................................    F-4

Consolidated Statements of Changes in Total Equity for the years ended December 31, 1996,
  1997 and 1998 ..........................................................................    F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1997
  and 1998 ...............................................................................    F-6

Notes to Consolidated Financial Statements ...............................................    F-7

Pro Forma Consolidated Financial Information -- Pegasus Communications Corporation .......   F-23

Pro Forma Consolidated Statement of Operations Data for the year ended December 31, 1998 .   F-24

Notes to Pro Forma Consolidated Statements of Operations Data ............................   F-25

Pro Forma Consolidated Balance Sheet as of December 31, 1998 .............................   F-27

Notes to Pro Forma Consolidated Balance Sheet ............................................   F-28

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Pegasus Communications Corporation:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and retained earnings and of cash flows present fairly, in all material respects, the financial position of Pegasus Communications Corporation and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP


February 12, 1999
Philadelphia, Pennsylvania

                      Pegasus Communications Corporation
                          Consolidated Balance Sheets

                                                                                              December 31,
                                                                                  ------------------------------------
                                                                                        1997                1998
                                                                                  ----------------   -----------------
                                    ASSETS
Current assets:
   Cash and cash equivalents ..................................................    $  44,049,097      $   54,505,473
   Restricted cash ............................................................        1,220,056          21,479,305
   Accounts receivable, less allowance for doubtful accounts of $319,000
    and $567,000, respectively ................................................       13,819,571          20,882,260
   Inventory ..................................................................          974,920           5,426,348
   Program rights .............................................................        2,059,346           3,156,715
   Deferred taxes .............................................................        2,602,453           2,602,453
   Prepaid expenses and other .................................................          788,669           1,207,312
                                                                                   -------------      --------------
      Total current assets ....................................................       65,514,112         109,259,866
Property and equipment, net ...................................................       27,686,646          34,066,502
Intangible assets, net ........................................................      284,774,027         729,405,657
Program rights ................................................................        2,262,299           3,428,382
Deferred taxes ................................................................               --           9,277,280
Deposits and other ............................................................          624,629             872,386
                                                                                   -------------      --------------
      Total assets ............................................................    $ 380,861,713      $  886,310,073
                                                                                   =============      ==============
                              LIABILITIES AND TOTAL EQUITY
Current liabilities:
   Current portion of long-term debt ..........................................    $   6,357,320      $   14,399,046
   Accounts payable ...........................................................        4,151,226           4,794,809
   Accrued interest ...........................................................        8,177,261          17,465,493
   Accrued satellite programming and fees .....................................        6,089,389          19,352,780
   Accrued expenses ...........................................................        6,973,297          12,926,864
   Current portion of program rights payable ..................................        1,418,581           2,431,515
                                                                                   -------------      --------------
      Total current liabilities ...............................................       33,167,074          71,370,507
Long-term debt ................................................................      201,997,811         544,629,706
Program rights payable ........................................................        1,416,446           2,472,367
Deferred taxes ................................................................        2,652,454          80,671,714
                                                                                   -------------      --------------
      Total liabilities .......................................................      239,233,785         699,144,294
                                                                                   -------------      --------------
Commitments and contingent liabilities ........................................               --                  --
Minority interest .............................................................        3,000,000           3,000,000
Preferred Stock; $0.01 par value; 5.0 million shares authorized ...............               --                  --
Series A Preferred Stock; $0.01 par value; 112,215 and 126,978 shares autho-
 rized; 105,490 and 119,369 issued and outstanding ............................      111,264,424         126,027,871
Common stockholders' equity:
   Class A Common Stock; $0.01 par value; 30.0 million shares autho-
    rized; 5,739,842 and 11,315,809 issued and outstanding ....................           57,399             113,158
   Class B Common Stock; $0.01 par value; 15.0 million shares autho-
    rized; 4,581,900 issued and outstanding ...................................           45,819              45,819
   Additional paid-in capital .................................................       64,034,687         173,870,633
   Deficit ....................................................................      (36,774,401)       (115,891,702)
                                                                                   -------------      --------------
      Total common stockholders' equity .......................................       27,363,504          58,137,908
                                                                                   -------------      --------------
   Total liabilities and stockholders' equity .................................    $ 380,861,713      $  886,310,073
                                                                                   =============      ==============


          See accompanying notes to consolidated financial statements

                      Pegasus Communications Corporation

                     Consolidated Statements of Operations

                                                                               Years Ended December 31,
                                                                -------------------------------------------------------
                                                                      1996               1997                1998
                                                                ----------------   ----------------   -----------------
Net revenues:
 DBS ........................................................     $  5,829,097       $ 38,254,186        $147,142,347
 Broadcast ..................................................       28,603,516         31,875,744          34,310,898
 Cable ......................................................       13,496,019         16,688,496          13,767,400
                                                                  ------------       ------------        ------------
   Total net revenues .......................................       47,928,632         86,818,426         195,220,645
Operating expenses:
 DBS
   Programming, technical, general and administrative                4,311,604         26,042,185         102,419,612
   Marketing and selling ....................................          646,073          5,973,013          45,706,233
   Incentive compensation ...................................          145,757            794,838           1,158,919
   Depreciation and amortization ............................        1,786,181         17,042,149          59,076,759
 Broadcast
   Programming, technical, general and administrative               13,902,769         15,672,405          18,056,173
   Marketing and selling ....................................        4,850,597          5,703,858           5,992,751
   Incentive compensation ...................................          691,436            297,734             177,345
   Depreciation and amortization ............................        4,040,905          3,754,400           4,556,654
 Cable
   Programming, technical, general and administrative                7,102,573          8,426,755           7,556,548
   Marketing and selling ....................................           89,625            266,588             340,591
   Incentive compensation ...................................          148,172            181,300             115,430
   Depreciation and amortization ............................        5,245,255          5,642,901           4,992,833
 Corporate expenses .........................................        1,429,252          2,256,233           3,613,858
 Corporate depreciation and amortization ....................          988,157          1,352,453           2,105,249
                                                                  ------------       ------------        ------------
 Income (loss) from operations ..............................        2,550,276         (6,588,386)        (60,648,310)
Interest expense ............................................      (12,454,891)       (16,094,037)        (44,604,055)
Interest income .............................................          232,361          1,538,569           2,036,061
Other expenses, net .........................................         (171,289)          (723,439)         (1,523,074)
Gain on sale of cable systems ...............................               --          4,451,320          24,726,432
                                                                  ------------       ------------        ------------
 Loss before income taxes ...................................       (9,843,543)       (17,415,973)        (80,012,946)
Provision (benefit) for income taxes ........................         (120,000)           200,000            (895,645)
                                                                  ------------       ------------        ------------
 Loss before extraordinary items ............................       (9,723,543)       (17,615,973)        (79,117,301)
Extraordinary loss from extinguishment of debt, net .........         (250,603)        (1,656,164)                 --
                                                                  ------------       ------------        ------------
 Net loss ...................................................       (9,974,146)       (19,272,137)        (79,117,301)
 Preferred stock dividends ..................................               --         12,215,000          14,763,447
                                                                  ------------       ------------        ------------
 Net loss applicable to common shares .......................    ($  9,974,146)     ($ 31,487,137)      ($ 93,880,748)
                                                                  ============       ============        ============
Basic and diluted earnings per common share:
 Loss before extraordinary items ............................     $     ( 1.56)      $     ( 3.02)       $     ( 6.64)
 Extraordinary loss .........................................           ( 0.04)            ( 0.17)                 --
                                                                  ------------       ------------        ------------
 Net loss ...................................................     $       1.60)      $       3.19)       $       6.64)
                                                                  ============       ============        ============
 Weighted average shares outstanding ........................        6,239,646          9,858,244          14,129,602
                                                                  ============       ============        ============


          See accompanying notes to consolidated financial statements

                      Pegasus Communications Corporation
              Consolidated Statements of Changes in Total Equity

                                                            Common Stock
                                        Series A     --------------------------
                                       Preferred         Number         Par
                                         Stock         of Shares       Value
                                    ---------------  -------------  -----------
Balances at January 1, 1996 ......                       170,000     $  1,700
Net loss .........................
Contributions by Parent ..........
Distributions to Parent ..........
Issuance of Class A common
 stock due to: ...................
  Initial Public Offering ........                     3,000,000       30,000
  Acquisitions ...................                       934,253        9,342
  Awards .........................                         3,614           36
Issuance of Class B common stock
  due to:
  Acquisition ....................                        71,429          714
Conversions of partnerships ......
Exchange of PM&C Class B                                 183,275        1,833
Exchange of PM&C Class A                               4,882,541       48,826
                                     ------------      ---------     --------
Balances at December 31,
 1996 ............................                     9,245,112       92,451
Net loss .........................
Issuance of Class A common
 stock due to:
  Acquisitions ...................                       957,860        9,579
  Incentive compensation
   and awards ....................                       118,770        1,188
Issuance of Class A preferred stock
  due to:
  Unit Offering ..................   $100,000,000
  Paid and accrued
   dividends .....................     12,215,000
Issuance of warrants due to:
 Acquisition .....................
 Unit Offering ...................       (950,576)
                                     ------------      ---------     --------
Balances at December 31,
 1997 ............................    111,264,424     10,321,742      103,218
Net loss .........................
Issuance of Class A common
 stock due to:
  Acquisitions ...................                     5,508,600       55,086
  Incentive compensation
   and awards ....................                        67,367          673
Issuance of Class A preferred stock
  due to:
  Paid and accrued
   dividends .....................     14,763,447
Issuance of warrants and
 options due to:
  Acquisitions ...................
                                     ------------      ---------     --------
Balances at December 31,
 1998 ............................   $126,027,871     15,897,709     $158,977
                                     ============     ==========     ========

                                                                                                 Total
                                       Additional         Retained           Partners'          Common
                                        Paid-In           Earnings            Capital        Stockholders'
                                        Capital           (Deficit)          (Deficit)          Equity
                                    ---------------  ------------------  ----------------  ----------------
Balances at January 1, 1996 ......   $   7,880,848      $   1,825,283      ($ 9,458,814)    $      249,017
Net loss .........................                         (5,934,261)       (4,039,885)        (9,974,146)
Contributions by Parent ..........         579,152                              105,413            684,565
Distributions to Parent ..........      (2,946,379)                                             (2,946,379)
Issuance of Class A common
 stock due to: ...................
  Initial Public Offering ........      38,153,000                                              38,183,000
  Acquisitions ...................      13,070,204                                              13,079,546
  Awards .........................          50,559                                                  50,595
Issuance of Class B common stock
  due to:
  Acquisition ....................         999,286                                               1,000,000
Conversions of partnerships ......                        (13,393,286)       13,393,286
Exchange of PM&C Class B                    (1,833)
Exchange of PM&C Class A                   (48,826)
                                     -------------      -------------      ------------     --------------
Balances at December 31,
 1996 ............................      57,736,011        (17,502,264)               --         40,326,198
Net loss .........................                        (19,272,137)                         (19,272,137)
Issuance of Class A common
 stock due to:
  Acquisitions ...................      15,187,924                                              15,197,503
  Incentive compensation
   and awards ....................       1,307,453                                               1,308,641
Issuance of Class A preferred stock
  due to:
  Unit Offering ..................
  Paid and accrued
   dividends .....................     (12,215,000)                                            (12,215,000)
Issuance of warrants due to:
 Acquisition .....................       1,067,723                                               1,067,723
 Unit Offering ...................         950,576                                                 950,576
                                     -------------      -------------      ------------     --------------
Balances at December 31,
 1997 ............................      64,034,687        (36,774,401)               --         27,363,504
Net loss .........................                        (79,117,301)                         (79,117,301)
Issuance of Class A common
 stock due to:
  Acquisitions ...................     119,640,387                                             119,695,473
  Incentive compensation
   and awards ....................       1,413,670                                               1,414,343
Issuance of Class A preferred stock
  due to:
  Paid and accrued
   dividends .....................     (14,763,447)                                            (14,763,447)
Issuance of warrants and
 options due to:
  Acquisitions ...................       3,545,336                                               3,545,336
                                     -------------      -------------      ------------     --------------
Balances at December 31,
 1998 ............................   $ 173,870,633     ($ 115,891,702)               --     $   58,137,908
                                     =============      =============       ===========     ==============

          See accompanying notes to consolidated financial statements

                      Pegasus Communications Corporation
                     Consolidated Statements of Cash Flows

                                                                              Years Ended December 31,
                                                              --------------------------------------------------------
                                                                    1996                1997                1998
                                                              ----------------   -----------------   -----------------
Cash flows from operating activities:
 Net loss .................................................    ($  9,974,146)     ($  19,272,137)     ($  79,117,301)
 Adjustments to reconcile net loss to net cash provided
   (used) by operating activities:
   Extraordinary loss on extinguishment of debt, net ......          250,603           1,656,164                  --
   Depreciation and amortization ..........................       12,060,498          27,791,903          70,731,495
   Program rights amortization ............................        1,514,122           1,715,556           2,366,429
   Accretion on discount of bonds and seller notes ........          392,324             394,219           1,319,520
   Stock incentive compensation ...........................          985,365           1,273,872           1,451,694
   Gain on sale of cable systems ..........................               --          (4,451,320)        (24,726,432)
   Bad debt expense .......................................          335,956           1,141,913           2,850,666
   Change in assets and liabilities:
    Accounts receivable ...................................       (4,607,356)         (5,608,113)         (6,463,976)
    Inventory .............................................          402,942            (115,800)         (3,105,260)
    Prepaid expenses and other ............................         (521,697)            305,066            (243,818)
    Accounts payable and accrued expenses .................        3,617,863           6,034,149           8,850,741
    Advances payable -- related party .....................         (468,327)                 --                  --
    Accrued interest ......................................          418,338           2,585,178           4,371,950
    Capitalized subscriber acquisition costs ..............       (1,272,383)         (4,514,874)                 --
    Deposits and other ....................................          (74,173)           (458,131)           (247,757)
                                                                ------------       -------------       -------------
 Net cash provided (used) by operating activities .........        3,059,929           8,477,645         (21,962,049)
                                                                ------------       -------------       -------------
Cash flows from investing activities:
   Acquisitions ...........................................      (72,567,216)       (133,886,247)       (109,339,673)
   Cash acquired from acquisitions ........................               --             379,044           3,284,382
   Capital expenditures ...................................       (6,294,352)         (9,929,181)        (12,399,650)
   Purchase of intangible assets ..........................         (486,444)         (3,033,471)        (10,489,397)
   Payments for programming rights ........................       (1,830,903)         (2,584,241)         (2,561,026)
   Proceeds from sale of cable systems ....................               --           6,945,270          30,132,826
                                                                ------------       -------------       -------------
 Net cash used for investing activities ...................      (81,178,915)       (142,108,826)       (101,372,538)
                                                                ------------       -------------       -------------
Cash flows from financing activities:
   Proceeds from long-term debt ...........................               --         115,000,000         100,000,000
   Repayments of long-term debt ...........................         (103,639)           (320,612)        (14,572,446)
   Borrowings on bank credit facilities ...................       41,400,000          94,726,250         108,800,000
   Repayments of bank credit facilities ...................      (11,800,000)       (124,326,250)        (64,400,000)
   Restricted cash ........................................        9,881,198          (1,220,056)          7,541,140
   Debt issuance costs ....................................         (304,237)        (10,236,823)         (3,178,634)
   Capital lease repayments ...............................         (267,900)           (336,680)           (399,097)
   Contributions by Parent ................................          684,565                  --                  --
   Distributions to Parent ................................       (2,946,379)                 --                  --
   Proceeds from issuance of common stock .................       42,000,000                  --                  --
   Underwriting and IPO costs .............................       (3,817,000)                 --                  --
   Proceeds from issuance of Series A preferred stock .....               --         100,000,000                  --
   Underwriting and preferred offering costs ..............               --          (4,187,920)                 --
                                                                ------------       -------------       -------------
 Net cash provided by financing activities ................       74,726,608         169,097,909         133,790,963
                                                                ------------       -------------       -------------
Net increase (decrease) in cash and cash equivalents ......       (3,392,378)         35,466,728          10,456,376
Cash and cash equivalents, beginning of year ..............       11,974,747           8,582,369          44,049,097
                                                                ------------       -------------       -------------
Cash and cash equivalents, end of year ....................     $  8,582,369       $  44,049,097       $  54,505,473
                                                                ============       =============       =============


          See accompanying notes to consolidated financial statements

                       PEGASUS COMMUNICATIONS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The Company:

     Pegasus Communications Corporation ("Pegasus" or together with its subsidiaries stated below, the "Company") operates in growing segments of the media industry and is a direct subsidiary of Pegasus Communications Holdings, Inc. ("PCH" or the "Parent"). Pegasus' significant direct operating subsidiaries are Pegasus Media & Communications, Inc. ("PM&C") and Digital Television Services, Inc. ("DTS").

     PM&C's subsidiaries provide direct broadcast satellite television ("DBS") services to customers in certain rural areas of the United States; own and/or program broadcast television ("Broadcast" or "TV") stations affiliated with the Fox Broadcasting Company ("Fox"), United Paramount Network ("UPN") and The WB Television Network ("WB"); and own and operate a cable television ("Cable") system that provides service to individual and commercial subscribers in Puerto Rico. DTS and its subsidiaries, which were acquired by the Company on April 27, 1998, provide DBS services to customers in certain rural areas of the United States.


2. Summary of Significant Accounting Policies:

Basis of Presentation:

     The accompanying consolidated financial statements include the accounts of Pegasus and all of its subsidiaries. All intercompany transactions and balances have been eliminated. Certain amounts for 1996 and 1997 have been reclassified for comparative purposes.

Use of Estimates in the Preparation of Financial Statements:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingencies. Actual results could differ from those estimates. Significant estimates relate to barter transactions and the useful lives and recoverability of intangible assets.


Cash and Cash Equivalents:

     Cash and cash equivalents include highly liquid investments purchased with an initial maturity of three months or less. The Company has cash balances in excess of the federally insured limits at various banks.


Restricted Cash:

     The Company has restricted cash held in escrow of approximately $21.5 million at December 31, 1998 of which $18.9 million is to fund interest payments on the DTS Notes, $1.6 million is to collateralize certain outstanding letters of credit and $1.0 million is held in escrow in connection with the pending purchase of a cable system serving Aguadilla, Puerto Rico.


Inventories:

     Inventories consist of equipment held for resale to customers and installation supplies. Inventories are stated at the lower of cost or market on a first-in, first-out basis.


Long-Lived Assets:

     The Company's assets are reviewed for impairment whenever events or circumstances provide evidence which suggest the carrying amounts may not be recoverable. The Company assesses the recoverability of its assets by determining whether the depreciation or amortization of the respective asset balance can be recovered through projected undiscounted future cash flows. To date, no such impairments have occurred.

                      PEGASUS COMMUNICATIONS CORPORATION

2. Summary of Significant Accounting Policies:  -- (Continued)

Property and Equipment:

     Property and equipment are stated at cost. The cost and related accumulated depreciation of assets fully depreciated, sold, retired or otherwise disposed of are removed from the respective accounts and any resulting gains or losses are included in the statement of operations. For cable television systems, initial subscriber installation costs including material, labor and overhead costs of the hookup are capitalized as part of the distribution facilities. The costs of disconnection and reconnection are charged to expense. Satellite equipment that is leased to customers is stated at cost.

     Depreciation is computed for financial reporting purposes using the straight-line method based upon the following lives:

            Reception and distribution facilities .........    7 to 11 years
            Transmitter equipment .........................    5 to 10 years
            Equipment, furniture and fixtures .............    5 to 10 years
            Building and improvements .....................   12 to 39 years
            Vehicles ......................................     3 to 5 years


Intangible Assets:

     Intangible assets are stated at cost. The cost and related accumulated amortization of assets fully amortized, sold, retired or otherwise disposed of are removed from the respective accounts and any resulting gains or losses are included in the statement of operations. Costs of successful franchise applications are capitalized and amortized over the lives of the related franchise agreements, while unsuccessful franchise applications and abandoned franchises are charged to expense. Financing costs incurred in obtaining long-term financing are amortized over the term of the applicable loan.

     The Company's policy is to capitalize subscriber acquisition costs, such as commissions and equipment subsidies, directly related to new subscribers who sign a programming contract. These costs are amortized over the life of the contract. The Company expenses its subscriber acquisition costs when no contract is obtained. Subsequent to September 30, 1997, the Company does not require new DBS customers to sign programming contracts and as a result subscriber acquisition costs are charged to operations in the period incurred.

     Amortization of intangible assets is computed for financial reporting purposes using the straight-line method based upon the following lives:

            Broadcast licenses .....................        40 years
            Network affiliation agreements .........        40 years
            Goodwill ...............................        40 years
            DBS rights .............................        10 years
            Subscriber acquisition costs ...........          1 year
            Other intangibles ......................   2 to 14 years

Revenue:

     The Company operates in growing segments of the media industry: DBS, Broadcast and Cable. The Company recognizes revenue in its DBS and Cable operations when video and audio services are provided. The Company recognizes revenue in its Broadcast operations when advertising spots are broadcast.

     The Company obtains a portion of its TV programming through its network affiliations with Fox, UPN and WB and also through independent producers. The Company does not make any direct payments for this

                      PEGASUS COMMUNICATIONS CORPORATION

2. Summary of Significant Accounting Policies:  -- (Continued)

programming. Instead, the Company retains a portion of the available advertisement spots to sell on its own account. Barter programming revenue and the related expense are recognized when the advertisements sold by the networks or independent producers are broadcast. Gross barter amounts of $6.3 million, $7.5 million and $8.1 million for 1996, 1997 and 1998, respectively, are included in Broadcast revenue and programming expense in the accompanying consolidated statements of operations.

Advertising Costs:

     Advertising costs are charged to operations in the period incurred and totaled approximately $1.1 million, $3.6 million and $14.0 million for the years ended December 31, 1996, 1997 and 1998, respectively.

Program Rights:

     The Company enters into agreements to show motion pictures and syndicated programs on television. The Company records the right and associated liabilities for those films and programs when they are currently available for showing. These rights are recorded at the lower of unamortized cost or estimated net realizable value and are amortized on the straight-line method over the license period, which approximates amortization based on the estimated number of showings during the contract period. Amortization of $1.5 million, $1.7 million and $2.4 million is included in Broadcast programming expense for the years ended December 31, 1996, 1997 and 1998, respectively. The obligations arising from the acquisition of film rights are recorded at the gross amount. Payments for the contracts are made pursuant to the contractual terms over periods which are generally shorter than the license periods.

Income Taxes:

     The Company accounts for income taxes utilizing the asset and liability approach, whereby deferred tax assets and liabilities are recorded for the tax effect of differences between the financial statement carrying values and tax bases of assets and liabilities. A valuation allowance is recorded for deferred taxes where it appears more likely than not that the Company will not be able to recover the deferred tax asset. MCT Cablevision, L.P., a subsidiary of the Company, is treated as a partnership for federal and state income tax purposes but taxed as a corporation for Puerto Rico income tax purposes.

Concentration of Credit Risk:

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables, cash and cash equivalents.

     Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different businesses and geographic regions. As of December 31, 1997 and 1998, the Company had no significant concentrations of credit risk.

Reliance on DIRECTV;

     A substantial portion of the Company's business is derived from providing DBS services as an independent DIRECTV(R) ("DIRECTV") provider. Because the Company is a distributor of DIRECTV services, the Company would be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities or services of DIRECTV or its parent, Hughes Electronics Corporation.

New Accounting Pronouncements:

     In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"), which is effective for fiscal years beginning after December 15, 1998. In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement

                      PEGASUS COMMUNICATIONS CORPORATION

2. Summary of Significant Accounting Policies:  -- (Continued)

of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is effective for fiscal quarters of fiscal years beginning after June 15, 1999. Management has reviewed the provisions of SOP 98-5 and SFAS No. 133 and the implementation of these standards is not expected to have any significant impact on its consolidated financial statements.


3. Property and Equipment:

     Property and equipment consist of the following:

                                                         December 31,       December 31,
                                                             1997               1998
                                                       ----------------   ----------------
     Reception and distribution facilities .........    $  27,012,297      $  20,712,511
     Transmitter equipment .........................       15,306,589         17,728,338
     Equipment, furniture and fixtures .............        3,091,363          8,530,100
     Building and improvements .....................        2,293,755          3,410,466
     Land ..........................................          947,712          1,229,163
     Vehicles ......................................          983,256          1,111,665
     Other equipment ...............................        2,612,332          5,893,561
                                                        -------------      -------------
                                                           52,247,304         58,615,804
     Accumulated depreciation ......................      (24,560,658)       (24,549,302)
                                                        -------------      -------------
     Net property and equipment ....................    $  27,686,646      $  34,066,502
                                                        =============      =============

     Depreciation expense amounted to $5.2 million, $5.7 million and $6.2 million for the years ended December 31, 1996, 1997 and 1998, respectively.


4. Intangibles:

     Intangible assets consist of the following:

                                                           December 31,        December 31,
                                                               1997                1998
                                                         ----------------   -----------------
     DBS rights ......................................    $ 203,379,952      $  712,231,669
     Deferred financing costs ........................       16,654,186          33,762,651
     Franchise costs .................................       35,332,755          31,157,958
     Goodwill ........................................       28,490,035          28,033,368
     Broadcast licenses and affiliation agreements . .       19,094,212          19,062,241
     Consultancy and non-compete agreements ..........        6,010,838           7,022,688
     Subscriber acquistion costs .....................        5,787,156                  --
     Other deferred costs ............................        8,571,281          13,121,413
                                                          -------------      --------------
                                                            323,320,415         844,391,988
     Accumulated amortization ........................      (38,546,388)       (114,986,331)
                                                          -------------      --------------
     Net intangible assets ...........................    $ 284,774,027      $  729,405,657
                                                          =============      ==============

     Amortization expense amounted to $6.9 million, $22.1 million and $64.5 million for the years ended December 31, 1996, 1997 and 1998, respectively.


5. Common Stock:

     In October 1996, Pegasus completed an initial public offering in which it sold 3.0 million shares of its Class A Common Stock to the public at a price of $14 per share, resulting in net proceeds to the Company of $38.1 million.

                      PEGASUS COMMUNICATIONS CORPORATION

5. Common Stock:  -- (Continued)

     As of December 31, 1997 and 1998, the Company had two classes of Common
Stock: Class A Common Stock and Class B Common Stock. Holders of Class A Common Stock and Class B Common Stock are entitled to one vote per share and ten votes per share, respectively.

     The Company's ability to pay dividends on its Common Stock is subject to certain restrictions.


6. Preferred Stock:

     As of December 31, 1997 and 1998, the Company had 5.0 million shares of Preferred Stock authorized of which 112,215 and 126,978 shares have been designated as Series A Preferred Stock, respectively.

     In January 1997, Pegasus completed a unit offering (the "Unit Offering") in which it sold 100,000 shares of 12.75% Series A Cumulative Exchangeable Preferred Stock (the "Series A Preferred Stock") and warrants to purchase 193,600 shares of Class A Common Stock, at an exercise price of $15 per share, to the public at a price of $1,000 per unit, resulting in net proceeds to the Company of $95.8 million.

     As a result of the Unit Offering and dividends subsequently paid on the Series A Preferred Stock, the Company had approximately 105,490 and 119,369 shares of Series A Preferred Stock issued and outstanding at December 31, 1997 and 1998, respectively. On December 18, 1998 the Board of Directors declared a dividend on the Series A Preferred Stock in the aggregate of approximately 7,610 shares of Series A Preferred Stock, payable on January 1, 1999 to shareholders of record on December 15, 1998. Each whole share of Series A Preferred Stock has a liquidation preference of $1,000 per share (the "Liquidation Preference"). Cumulative dividends, at a rate of 12.75% are payable semi-annually on January 1 and July 1. Dividends may be paid, occurring on or prior to January 1, 2002, at the option of the Company, either in cash or by the issuance of additional shares of Series A Preferred Stock. Subject to certain conditions, the Series A Preferred Stock is exchangeable in whole, but not in part, at the option of the Company, for Pegasus' 12.75% Senior Subordinated Exchange Notes due 2007 (the "Exchange Notes"). The Exchange Notes would contain substantially the same redemption provisions, restrictions and other terms as the Series A Preferred Stock. Pegasus is required to redeem all of the Series A Preferred Stock outstanding on January 1, 2007 at a redemption price equal to the Liquidation Preference thereof, plus accrued dividends.

     The carrying amount of the Series A Preferred Stock is periodically increased by amounts representing dividends not currently declared or paid but which will be payable under the mandatory redemption features. The increase in carrying amount is effected by charges against retained earnings, or in the absence of retained earnings, by charges against paid-in capital.

     Under the terms of the Series A Preferred Stock, Pegasus' ability to pay dividends on its Common Stock is subject to certain restrictions.

                      PEGASUS COMMUNICATIONS CORPORATION

7. Long-Term Debt:

     Long-term debt consists of the following:

                                                                       December 31,      December 31,
                                                                           1997              1998
                                                                      --------------   ---------------
Series B Senior Notes payable by Pegasus, due 2005, interest at
 9.625%, payable semi-annually in arrears on April 15 and
 October 15 .......................................................   $115,000,000      $115,000,000
Series A Senior Notes payable by Pegasus, due 2006, interest at
 9.75%, payable semi-annually in arrears on June 1 and
 December 1, commencing on June 1, 1999 ...........................             --       100,000,000
Senior six-year $180.0 million revolving credit facility, payable by PM&C, interest at PM&C's option at either the bank's base rate plus an applicable margin or LIBOR plus an applicable
 margin (7.8125% at December 31, 1998) ............................             --        27,500,000
Senior six-year $70.0 million revolving credit facility, payable by
 DTS, interest at DTS' option at either the bank's base rate or
 the Eurodollar Rate (8.94% at December 31, 1998) .................             --        26,800,000
Senior six-year $20.0 million term loan facility, payable by DTS, interest at DTS' option at either the bank's base rate or the
 Eurodollar Rate (9.03% at December 31, 1998) .....................             --        19,600,000
Series B Notes payable by PM&C, due 2005, interest at 12.5%, payable semi-annually in arrears on January 1 and July 1, net of unamortized discount of $3,018,003 and $2,621,878 as of
 December 31, 1997 and 1998, respectively .........................     81,981,997        82,378,122
Series B Notes payable by DTS, due 2007, interest at 12.5%,
 payable semi-annually in arrears on February 1 and August 1, net of unamortized discount of $1,784,844 as of December 31,
 1998 .............................................................             --       153,215,156
Mortgage payable, due 2000, interest at 8.75% .....................        477,664           454,965
Note payable, due 1998, interest at 10% ...........................      3,050,000                --
Sellers' notes, due 1999 to 2005, interest at 3% to 8% ............      7,171,621        33,537,788
Capital leases and other ..........................................        673,849           542,721
                                                                      ------------      ------------
                                                                       208,355,131       559,028,752
Less current maturities ...........................................      6,357,320        14,399,046
                                                                      ------------      ------------
Long-term debt ....................................................   $201,997,811      $544,629,706
                                                                      ============      ============

     Certain of the Company's sellers' notes are secured by stand-by letters of credit issued pursuant to the PM&C Credit Facility and the DTS Credit Facility.

     DTS maintains a $70.0 million senior revolving credit facility and a $20.0 million senior term credit facility (collectively, the "DTS Credit Facility") which expires in 2003 and is collateralized by substantially all of the assets of DTS and its subsidiaries. The DTS Credit Facility is subject to certain financial covenants as defined in the loan agreement, including a debt to adjusted cash flow covenant. As of December 31, 1998, $18.5 million of stand-by letters of credit were issued pursuant to the DTS Credit Facility.

     Prior to being acquired by Pegasus, DTS completed a senior subordinated notes offering (the "DTS Notes Offering") in which it sold $155.0 million of its 12.5% Series A Senior Subordinated Notes due 2007 (the "DTS Series A Notes"). A portion of the net proceeds from the DTS Notes Offering was used to fund an interest escrow account, which is included in restricted cash on the Company's consolidated balance sheets, for the first four semi-annual interest payments on the DTS Series A Notes. DTS exchanged its DTS Series A

                      PEGASUS COMMUNICATIONS CORPORATION

7. Long-Term Debt:  -- (Continued)

Notes for its 12.5% Series B Senior Subordinated Notes due 2007 (the "DTS Series B Notes" and, together with the DTS Series A Notes, the "DTS Notes"). The DTS Series B Notes have substantially the same terms and provisions as the DTS Series A Notes. The DTS Series B Notes are guaranteed on a full, unconditional, senior subordinated basis, jointly and severally by all direct and indirect subsidiaries of DTS, except DTS Capital, which is a co-issuer of the DTS Notes and has nominal assets and does not conduct any operations.

     In October 1997, Pegasus completed an offering of senior notes (the "9.625% Senior Notes Offering") in which it sold $115.0 million of its 9.625% Series A Senior Notes due 2005 (the "9.625% Series A Notes"), resulting in net proceeds to the Company of approximately $111.0 million. A portion of the net proceeds from the 9.625% Senior Notes Offering was used to retire an existing $130.0 million credit facility (the "PSH Credit Facility"). The PSH Credit Facility was refinanced with the PM&C Credit Facility. Deferred financing fees relating to the PSH Credit Facility were written off, resulting in an extraordinary loss of approximately $1.7 million on the refinancing transaction. Pegasus exchanged its 9.625% Series A Notes for its 9.625% Series B Senior Notes due 2005 (the "9.625% Series B Notes" and, together with the 9.625% Series A Notes, the "9.625% Senior Notes"). The 9.625% Series B Notes have substantially the same terms and provisions as the 9.625% Series A Notes.

     In December 1997, PM&C entered into a $180.0 million senior revolving credit facility (the "PM&C Credit Facility") which expires in 2003 and is collateralized by substantially all of the assets of PM&C and its subsidiaries. The PM&C Credit Facility is subject to certain financial covenants as defined in the loan agreement, including a debt to adjusted cash flow covenant. As of December 31, 1998, $49.6 million of stand-by letters of credit were issued pursuant to the PM&C Credit Facility.

     In November 1998, Pegasus completed an offering of senior notes (the "9.75% Senior Notes Offering") in which it sold $100.0 million of its 9.75% Series A Senior Notes due 2006 (the "9.75% Series A Notes"), resulting in net proceeds to the Company of approximately $96.8 million. $64.0 million of the net proceeds from the 9.75% Senior Notes Offering were used to repay a portion of the outstanding indebtedness under the PM&C Credit Facility.

     Certain of the Company's notes may be redeemed, at the option of the Company, in whole or in part, at various points in time after July 1, 2000 at the redemption prices specified in the indentures governing the respective notes, plus accrued and unpaid interest thereon.

     The Company's indebtedness contain certain financial and operating covenants, including restrictions on the Company to incur additional indebtedness, create liens and to pay dividends.

     At December 31, 1998, maturities of long-term debt and capital leases are as follows:

           1999 .........................   $ 14,399,046
           2000 .........................     11,318,785
           2001 .........................      8,108,254
           2002 .........................      3,105,629
           2003 .........................     71,003,760
           Thereafter ...................    451,093,278
                                            ------------
                                            $559,028,752
                                            ============

                      PEGASUS COMMUNICATIONS CORPORATION

8. Earnings Per Common Share:


Calculation of basic and diluted earnings per common share:


     The following table sets forth the computation of the number of shares used in the computation of basic and diluted earnings per common share (in thousands):

                                                                1996                1997                1998
                                                          ----------------   -----------------   -----------------
Net loss applicable to common shares ..................     ($ 9,974,146)      ($ 31,487,137)      ($ 93,880,748)
                                                             ===========        ============        ============
Weighted average common shares outstanding ............        6,239,646           9,858,244          14,129,602
                                                             ===========        ============        ============
Total shares used for calculation of basic earnings per
 common share .........................................        6,239,646           9,858,244          14,129,602
Stock options .........................................               --                  --                  --
                                                             -----------        ------------        ------------
Total shares used for calculation of diluted earnings
 per common share .....................................        6,239,646           9,858,244          14,129,602
                                                             ===========        ============        ============

     Basic earnings per share amounts are based on net income after deducting preferred stock dividend requirements divided by the weighted average number of Class A and Class B Common Shares outstanding during the year.

     For the years ended December 31, 1997 and 1998, net loss per common share was determined by dividing net loss, as adjusted by the aggregate amount of dividends on the Company's Series A Preferred Stock, approximately $12.2 million and $14.8 million, respectively, by applicable shares outstanding.

     Securities that have not been issued and are antidilutive amounted to 2,539 shares in 1996, 582,493 shares in 1997 and 1,299,863 shares in 1998.


9. Leases:

     The Company leases certain studios, towers, utility pole attachments, and occupancy of underground conduits and headend sites under operating leases. The Company also leases office space, vehicles and various types of equipment through separate operating lease agreements. The operating leases expire at various dates through 2004. Rent expense for the years ended December 31, 1996, 1997 and 1998 was $712,000, $1.1 million and $1.6 million, respectively. The Company leases equipment under long-term leases and has the option to purchase the equipment for a nominal cost at the termination of the leases. The related obligations are included in long-term debt. Property and equipment at December 31 include the following amounts for leases that have been capitalized:

                                                             1997            1998
                                                        -------------   -------------
         Equipment, furniture and fixtures ..........    $  700,807      $  662,276
         Vehicles ...................................       516,642         541,068
                                                         ----------      ----------
                                                          1,217,449       1,203,344
         Accumulated depreciation ...................      (512,307)       (562,403)
                                                         ----------      ----------
         Total ......................................    $  705,142      $  640,941
                                                         ==========      ==========

                      PEGASUS COMMUNICATIONS CORPORATION

9. Leases:  -- (Continued)


     Future minimum lease payments on noncancellable operating and capital leases at December 31, 1998 are as follows:

                                                                 Operating       Capital
                                                                   Leases         Leases
                                                               -------------   -----------
         1999 ..............................................    $1,887,217      $216,795
         2000 ..............................................     1,651,919       207,635
         2001 ..............................................     1,521,132       157,286
         2002 ..............................................     1,075,957        57,902
         2003 ..............................................       630,623         1,560
         Thereafter ........................................       393,013            --
                                                                ----------      --------
         Total minimum payments ............................    $7,159,861       641,178
                                                                ==========
         Less: amount representing interest ................                      98,457
                                                                                --------
         Present value of net minimum lease payments
          including current maturities of $168,117 .........                    $542,721
                                                                                ========

10. Income Taxes:

     The following is a summary of the components of income taxes from operations:

                                                        1996            1997            1998
                                                   --------------   -----------   ----------------
Federal -- deferred ............................     ($ 169,000)                    ($ 1,070,645)
State and local -- current .....................         49,000      $200,000            175,000
                                                      ---------      --------        -----------
 Provision (benefit) for income taxes ..........     ($ 120,000)     $200,000       ($   895,645)
                                                      =========      ========        ===========

     The deferred income tax assets and liabilities recorded in the consolidated balance sheets at December 31, 1997 and 1998 are as follows:

                                                                               1997               1998
                                                                         ----------------   ----------------
Assets:
 Receivables .........................................................     $     73,547       $    215,451
 Excess of tax basis over book basis from tax gain recognized upon
   incorporation of subsidiaries .....................................        1,890,025          2,112,381
 Loss carryforwards ..................................................       18,046,889         56,700,200
 Other ...............................................................          870,305            972,694
                                                                           ------------       ------------
   Total deferred tax assets .........................................       20,880,766         60,000,726
                                                                           ------------       ------------
Liabilities:
 Excess of book basis over tax basis of property, plant and equipment         1,938,899          1,906,903
 Excess of book basis over tax basis of amortizable intangible assets.        5,695,313         78,764,811
                                                                           ------------       ------------
   Total deferred tax liabilities ....................................        7,634,212         80,671,714
                                                                           ------------       ------------
 Net deferred tax assets (liabilities) ...............................       13,246,554        (20,670,988)
   Valuation allowance ...............................................      (13,296,554)       (48,120,993)
                                                                           ------------       ------------
 Net deferred tax liabilities ........................................    ($     50,000)     ($ 68,791,981)
                                                                           ============       ============

     The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized due to the expiration of the Company's net operating loss carryforwards and portions of other deferred tax assets related to prior acquisitions. The valuation allowance increased primarily as the result of net operating loss carryforwards generated during 1998, which may not be utilized.

                      PEGASUS COMMUNICATIONS CORPORATION

10. Income Taxes:  -- (Continued)


     At December 31, 1998, the Company has net operating loss carryforwards of approximately $149.2 million which are available to offset future taxable income and expire through 2018.

A reconciliation of the Federal statutory rate to the effective tax rate is as follows:

                                                                  1996           1997          1998
                                                             -------------   -----------   -----------
         U.S. statutory federal income tax rate ..........        34.00%         34.00%        35.00%
         Foreign net operating loss ......................         1.73             --            --
         Valuation allowance .............................       (36.92)        (34.38)       (34.40)
         Other ...........................................           --           1.43          0.70
                                                                 -------        ------        ------
         Effective tax rate ..............................       ( 1.19%)         1.05%         1.30%
                                                                 =======        ======        ======

11. Supplemental Cash Flow Information:


Significant noncash investing and financing activities are as follows:

                                                                       Years ended December 31,
                                                            ----------------------------------------------
                                                                 1996            1997            1998
                                                            -------------   -------------   --------------
Barter revenue and related expense ......................   $6,337,220      $7,520,000      $ 8,078,000
Acquisition of program rights and assumption of
 related program payables ...............................    1,140,072       3,452,779        4,629,881
Acquisition of plant under capital leases ...............      312,578         529,072           36,500
Capital contribution and related acquisition of intan-
 gibles .................................................   14,079,546      15,197,503      119,695,473
Execution of license agreement option ...................    3,050,000              --               --
Minority interest and related acquisition of intan-
 gibles .................................................           --       3,000,000               --
Notes payable and related acquisition of intangibles.....           --       7,113,689      219,889,144
Series A Preferred Stock dividend and reduction of
 paid-in capital ........................................           --      12,215,000       14,763,447
Deferred taxes, net and related acquisition of intan-
 gibles .................................................           --              --       82,934,179

     For the years ended December 31, 1996, 1997 and 1998, the Company paid cash for interest in the amount of $12.0 million, $13.5 million and $35.3 million, respectively. The Company paid no federal income taxes for the years ended December 31, 1996, 1997 and 1998.

12. Acquisitions and Dispositions:

     In 1997, the Company acquired, from 25 independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of the United States and the related assets in exchange for total consideration of approximately $161.2 million, which consisted of $133.9 million in cash, 923,860 shares of the Company's Class A Common Stock (amounting to $14.9 million at the time of issuance), $3.0 million in preferred stock of a subsidiary of Pegasus, warrants to purchase a total of 283,969 shares of the Company's Class A Common Stock (amounting to $1.1 million at the time of issuance), $7.1 million in promissory notes and $1.2 million in assumed net liabilities.

     Effective January 31, 1997, the Company sold substantially all the assets of its New Hampshire cable system to State Cable TV Corporation for approximately $6.9 million in cash, net of certain selling costs. The Company recognized a gain on the transaction of approximately $4.5 million.

                      PEGASUS COMMUNICATIONS CORPORATION

12. Acquisitions and Dispositions:  -- (Continued)

     In 1998, the Company acquired (exclusive of the acquisition of DTS), from 26 independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of the United States and the related assets in exchange for total consideration of approximately $132.1 million, which consisted of $109.3 million in cash, 37,304 shares of the Company's Class A Common Stock (amounting to $900,000 at the time of issuance), warrants to purchase a total of 25,000 shares of the Company's Class A Common Stock (amounting to $222,000 at the time of issuance), $20.4 million in promissory notes and $1.3 million in assumed net liabilities.

     On April 27, 1998, the Company acquired DTS, which holds the rights to provide DIRECTV programming in certain rural areas of California, Colorado, Georgia, Indiana, Kansas, Kentucky, New Hampshire, New Mexico, New York, South Carolina and Vermont, in exchange for total consideration of approximately $363.9 million, which consisted of approximately 5.5 million shares of the Company's Class A Common Stock (amounting to $118.8 million at a price of $21.71 per share, the average closing price per share five days prior and subsequent to the acquisition announcement), options and warrants to purchase a total of 224,038 shares of the Company's Class A Common Stock (amounting to $3.3 million at the time of issuance), approximately $158.9 million in assumed net liabilities and approximately $82.9 million of a deferred tax liability.

     Effective July 1, 1998, the Company sold substantially all the assets of its remaining New England cable systems to Avalon Cable of New England, LLC for approximately $30.1 million in cash. The Company recognized a gain on the transaction of approximately $24.7 million.

     Unless otherwise noted, the value assigned to the Class A Common Stock was computed by multiplying the number of shares issued by the closing price per share on the day prior to the date of consummation of the acquisition.

     The following unaudited summary, prepared on a pro forma basis, combines the results of operations as if the above DBS territories and cable systems had been acquired or sold as of the beginning of the periods presented, after including the impact of certain adjustments, such as the amortization of intangibles, interest expense, preferred stock dividends and related income tax effects. The pro forma information does not purport to be indicative of what would have occurred had the acquisitions/dispositions been made on those dates or of results which may occur in the future. This pro forma information does not include any acquisitions that occurred subsequent to December 31, 1998.

                                                                 Years Ended December 31,
                                                               -----------------------------
          (in thousands, except earnings per share)                     (unaudited)
                                                                    1997            1998
                                                               -------------   -------------
         Net revenues ......................................     $ 178,769       $ 236,293
                                                                 =========       =========
         Operating loss ....................................    ($  64,304)     ($  78,798)
                                                                 =========       =========
         Net loss ..........................................    ($ 120,873)     ($ 133,988)
         Less: Preferred stock dividends ...................       (13,156)        (14,763)
                                                                 ---------       ---------
         Net loss available to common stockholders .........    ($ 134,029)     ($ 148,751)
                                                                 =========       =========
         Net loss per common share .........................     $   (8.50)      $   (9.37)
                                                                 =========       =========

    On July 23, 1998, the Company entered into an agreement to purchase a cable system serving Aguadilla, Puerto Rico and neighboring communities for a purchase price of approximately $42.0 million in cash. The Aguadilla cable system serves approximately 21,500 subscribers and passes approximately 81,000 of the 90,000 homes in the franchise area. The Aguadilla cable system is contiguous to the Company's existing

                      PEGASUS COMMUNICATIONS CORPORATION

12. Acquisitions and Dispositions:  -- (Continued)

Puerto Rico cable system and, upon completion of the purchase, the Company intends to consolidate the Aguadilla cable system with its existing cable system. The closing of this acquisition is subject to regulatory and other approvals, as well as customary conditions, and the Company expects this transaction to close in the first half of 1999.

13. Financial Instruments:

     The carrying values and fair values of the Company's financial instruments at December 31 consisted of:

                                                                1997                       1998
                                                      ------------------------   ------------------------
                                                       Carrying        Fair       Carrying        Fair
                                                         Value        Value         Value        Value
                                                      ----------   -----------   ----------   -----------
                                                                        (in thousands)
Long-term debt, including current portion .........    $208,355     $240,086      $559,029     $583,460
Series A Preferred Stock ..........................     111,264      114,750       126,028      126,978

     Long-term debt: The fair value of long-term debt is estimated based on the quoted market price for the same or similar instruments.

     Series A Preferred Stock: The fair value of Series A Preferred Stock is estimated based on the quoted market price for the same or similar instruments.

     All other financial instruments are stated at cost which approximates fair market value.

14. Warrants:

     In January 1997, in connection with the Unit Offering, the Company issued warrants to purchase 193,600 shares of Class A Common Stock at an exercise price of $15 per share. These warrants are exercisable through January 1, 2007. At December 31, 1998, none of these warrants have been exercised. The fair value of these warrants was estimated using the Black-Scholes pricing model and was approximately $951,000. The value assigned to these warrants reduced the carrying amount of the Series A Preferred Stock and was effected by an increase in paid-in-capital.

     In March 1997, in connection with the acquisition of DBS properties, the Company issued warrants to purchase 283,969 shares of Class A Common Stock at an exercise price of $11.81 per share. These warrants are exercisable through March 10, 2006. At December 31, 1998, none of these warrants had been exercised. The fair value of these warrants was estimated using the Black-Scholes pricing model and was approximately $1.1 million. The value assigned to these warrants increased the carrying amount of the DBS rights acquired and was effected by an increase in paid-in-capital.

     In 1998, in connection with the acquisition of DBS properties, the Company issued warrants to purchase 181,996 shares of Class A Common Stock at exercise prices between $14.64 and $24.26 per share. These warrants are exercisable through October 10, 2007. At December 31, 1998, warrants to purchase 1,929 shares of Class A Common Stock have been exercised. The fair value of the warrants issued was estimated using the Black-Scholes pricing model and was approximately $2.7 million. The value assigned to these warrants increased the carrying amount of the DBS rights acquired and was effected by an increase in paid-in-capital.

15. Employee Benefit Plans:

     The Company has two active stock plans available to grant stock options (the "Stock Option Plan") and restricted stock awards (the "Restricted Stock Plan") to eligible employees, executive officers and non-employee directors of the Company. The Company applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its stock plans. The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123").

                      PEGASUS COMMUNICATIONS CORPORATION

15. Employee Benefit Plans:  -- (Continued)

Stock Option Plan

     The Stock Option Plan provides for the granting of nonqualified and qualified options to purchase a maximum of 970,000 shares (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the capitalization of Pegasus) of Class A Common Stock of the Company. The Stock Option Plan terminates in September 2006. As of December 31, 1998, options to purchase an aggregate of 642,227 shares of Class A Common Stock at exercise prices between $11.00 and $25.13 were outstanding, including 638,842 options outstanding under the Stock Option Plan, of which 67,042 were issued in connection with the acquisition of DTS. All options granted under the Stock Option Plan have been granted at fair market value at the time of grant.

     Under SFAS 123, companies can either continue to account for stock compensation plans pursuant to existing accounting standards or elect to expense the value derived from using an option pricing model. The Company is continuing to apply existing accounting standards. However, SFAS 123 requires disclosures of pro forma net income and earnings per share as if the Company had adopted the expensing provisions of SFAS 123.

     The fair value of options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for 1996, 1997 and 1998:

                                                        1996         1997         1998
                                                     ----------   ----------   ----------
         Risk-free interest rate .................   5.56%         6.35%        5.11%
         Dividend Yield ..........................   0.00%         0.00%        0.00%
         Volatility Factor .......................   0.00         0.403        0.479
         Weighted average expected life ..........   5 years      5 years      4.5 years

     Pro forma net losses for 1996, 1997 and 1998 would have been $10.0 million, $31.7 million and $94.7 million, respectively; pro forma net losses per common share for 1996, 1997 and 1998 would have been $1.60, $3.22 and $6.70, respectively. The weighted average fair value of options granted were $3.40, $4.99 and $11.19 for 1996, 1997 and 1998, respectively.

     The following table summarizes stock option activity over the past three years:

                                                                          Weighted
                                                         Number of        Average
                                                           Shares      Exercise Price
                                                        -----------   ---------------
   Outstanding at January 1, 1996 ...................          --             --
   Granted ..........................................       3,385        $ 14.00
   Exercised ........................................          --             --
   Canceled or expired ..............................          --             --
                                                            -----        -------
   Outstanding at December 31, 1996 .................       3,385          14.00
   Granted ..........................................     220,000          11.00
   Exercised ........................................          --             --
   Canceled or expired ..............................          --             --
                                                          -------        -------
   Outstanding at December 31, 1997 .................     223,385          11.05
   Granted ..........................................     418,842          21.23
   Exercised ........................................          --             --
   Canceled or expired ..............................          --             --
                                                          =======        =======
   Outstanding at December 31, 1998 .................     642,227        $ 17.69
                                                          =======        =======
   Options exercisable at December 31, 1996 .........       3,385        $ 14.00
   Options exercisable at December 31, 1997 .........       3,385          14.00
   Options exercisable at December 31, 1998 .........     143,728          15.09


                      PEGASUS COMMUNICATIONS CORPORATION

15. Employee Benefit Plans:  -- (Continued)

Restricted Stock Plan

     The Restricted Stock Plan provides for the granting of four types of restricted stock awards representing a maximum of 350,000 shares (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the capitalization of Pegasus) of Class A Common Stock of the Company to eligible employees who have completed at least one year of service. Restricted stock received under the Restricted Stock Plan vests based on years of service with the Company and are fully vested for employees who have four years of service with the Company with the exception of special recognition awards which are fully vested on the date of grant. The Restricted Stock Plan terminates in September 2006. As of December 31, 1998, 138,379 shares of Class A Common Stock had been granted under the Restricted Stock Plan. The expense for this plan amounted to $501,139, $800,768 and $1.0 million in 1996, 1997 and 1998, respectively.

401(k) Plans

     Effective January 1, 1996, PM&C adopted the Pegasus Communications Savings Plan (the "US 401(k) Plan") for eligible employees of PM&C and its domestic subsidiaries. Effective October 1, 1996, the Company's Puerto Rico subsidiary adopted the Pegasus Communications Puerto Rico Savings Plan (the "Puerto Rico 401(k) Plan" and, together with the US 401(k) Plan, the "401(k) Plans") for eligible employees of the Company's Puerto Rico subsidiaries. Substantially all Company employees who, as of the enrollment date under the 401(k) Plans, have completed at least one year of service with the Company are eligible to participate in one of the 401(k) Plans. Participants may make salary deferral contributions of 2% to 6% of their salary to the 401(k) Plans. The expense for this plan amounted to $484,226, $473,104 and $450,883 in 1996, 1997 and 1998,
respectively.

     The Company may make three types of contributions to the 401(k) Plans, each allocable to a participant's account if the participant completes at least 1,000 hours of service in the applicable plan year, and is employed on the last day of the applicable plan year. Discretionary Company contributions and Company matches of employee salary deferral contributions and rollover contributions are made in the form of Class A Common Stock, or in cash used to purchase Class A Common Stock. The Company has authorized and reserved for issuance up to 205,000 shares of Class A Common Stock in connection with the 401(k) Plans. Company contributions to the 401(k) Plans are subject to limitations under applicable laws and regulations. All employee contributions to the 401(k) Plans are fully vested at all times and all Company contributions, if any, vest based on years of service with the Company and are fully vested for employees who have four years of service with the Company. A participant also becomes fully vested in Company contributions to the 401(k) Plans upon attaining age 65 or upon his or her death or disability.

16. Commitments and Contingent Liabilities:

Legal Matters:

     In connection with the pending license renewal application of one of the Company's television stations, it has come to the attention of the Company that, at that station, there were violations of the FCC's rules establishing limits on the amount of commercial material in programs directed to children.

     The Company was notified that is has been sued in Indiana for allegedly charging DBS subscribers excessive fees for late payments. The plaintiffs, who purport to represent a class consisting of residential DIRECTV customers in Indiana, seek unspecified damages for the purported class and modification of the Company's late-fee policy. The Company is advised that similar suits have been brought against DIRECTV and various cable operators in other parts of the United States.

     From time to time the Company is involved with claims that arise in the normal course of business.

                      PEGASUS COMMUNICATIONS CORPORATION

16. Commitments and Contingent Liabilities:  -- (Continued)

     In the opinion of management, the ultimate liability with respect to the aforementioned claims and matters will not have a material adverse effect on the consolidated operations, liquidity, cash flows or financial position of the Company.

Program Rights:

     The Company has entered into agreements totaling $6.9 million as of December 31, 1998 for film rights and programs that are not yet available for showing at December 31, 1998, and accordingly, are not recorded by the Company. At December 31, 1998, the Company has commitments for future program rights of approximately $3.1 million, $3.6 million, $3.1 million, $1.3 million, $214,000 and $428,000 in 1999, 2000, 2001, 2002, 2003 and thereafter, respectively.

17. Related Party Transactions:

     Effective October 31, 1997, the Company acquired DIRECTV distribution rights for certain rural areas of Georgia and the related assets (the "ViewStar DBS Acquisition") from ViewStar Entertainment Services, Inc. ("ViewStar"). Prior to the acquisition, Donald W. Weber, a director of Pegasus, was the President and Chief Executive Officer of ViewStar and together with his son owned approximately 73% of the outstanding stock of ViewStar. The ViewStar DBS Acquisition was effected through a merger of ViewStar into a subsidiary of Pegasus. The purchase price of the ViewStar DBS Acquisition consisted of approximately $6.4 million in cash and 397,035 shares of Class A Common Stock. The acquisition involved the execution of noncompetition agreements by Mr. Weber and his son and the execution of a shareholders agreement (which included the granting of certain registration rights on the shares of Class A Common Stock issued in connection with the acquisition).

     The Company entered into an arrangement in 1998 with W.W. Keen Butcher (the stepfather of Marshall W. Pagon, the Company's President and Chief Executive Officer, and Nicholas A. Pagon, a Vice President of Pegasus), certain entities controlled by him (the "KB Companies") and the owner of a minority interest in one of the KB Companies, under which the Company agreed to provide and maintain collateral for up to $4.0 million in principal amount of bank loans to Mr. Butcher and the minority owner. Mr. Butcher and the minority owner must lend or contribute the proceeds of those bank loans to one or more of the KB Companies for the acquisition of television broadcast stations to be operated by the Company pursuant to local marketing agreements. As of December 31, 1998, the Company had provided collateral of $1.6 million pursuant to this arrangement, which is included as restricted cash on the Company's consolidated balance sheets.

18. Industry Segments:

     The Company operates in growing segments of the media industry: DBS, Broadcast and Cable. DBS consists of providing direct broadcast satellite television services to customers in certain rural areas of 36 states. Broadcast consists of television stations affiliated with Fox, United Paramount Network and the WB and two transmitting towers, all located in the eastern United States. Cable consists of providing cable television services to individual and commercial subscribers in Puerto Rico.

     All of the Company's revenues are derived from external customers. Capital expenditures for the Company's DBS segment were $855,000, $506,000 and $2.0 for 1996, 1997 and 1998, respectively. Capital expenditures for the Company's Broadcast segment were $2.3 million, $6.4 million and $6.8 million for 1996, 1997 and 1998, respectively. Capital expenditures for the Company's Cable segment were $3.1 million, $2.9 million and $2.0 million for 1996, 1997 and 1998, respectively. Identifiable total assets for the Company's DBS segment were $209.5 million and $715.6 million as of December 31, 1997 and 1998, respectively.

                      PEGASUS COMMUNICATIONS CORPORATION

18. Industry Segments:  -- (Continued)

Identifiable total assets for the Company's Broadcast segment were $63.0 million and $67.1 million as of December 31, 1997 and 1998, respectively. Identifiable total assets for the Company's Cable segment were $51.7 million and $47.0 million as of December 31, 1997 and 1998, respectively.

19. Subsequent Events:

     As of February 12, 1999, the Company acquired, from five independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Colorado, Illinois, Indiana, Minnesota and Texas and the related assets in exchange for total consideration of approximately $22.6 million, which consisted of $21.5 million in cash and a $1.3 million promissory note, payable over one year.

20. Quarterly Information (unaudited):

                                                                          Quarter Ended
                                                  --------------------------------------------------------------
     (in thousands, except per share data)          March 31,       June 30,      September 30,     December 31,
                                                       1998           1998             1998             1998
                                                  -------------   ------------   ---------------   -------------
1998
 Net revenues .................................      $ 28,784       $ 46,739         $ 55,507         $ 64,190
 Operating loss ...............................        (6,302)        (8,877)         (18,590)         (26,879)
 Loss before extraordinary items ..............       (15,936)       (22,804)         (10,751)         (44,389)
 Net loss applicable to common Shares .........     ($ 15,936)     ($ 22,804)       ($ 10,751)       ($ 44,389)

Basic and diluted earnings per share:
 Operating loss ...............................      $   0.61)      $   0.62)        $   1.17)        $   1.69)
 Loss before extraordinary items ..............        ( 1.54)        ( 1.59)          ( 0.68)          ( 2.79)
 Net loss .....................................      $ ( 1.54)      $ ( 1.59)        $ ( 0.68)        $ ( 2.79)


   The Company had no extraordinary gains or losses for the year ended December 31, 1998.

                                                                         Quarter Ended
                                                  ------------------------------------------------------------
     (in thousands, except per share data)         March 31,      June 30,      September 30,     December 31,
                                                      1997          1997             1997             1997
                                                  -----------   ------------   ---------------   -------------
1997
 Net revenues .................................      $15,897       $19,778         $21,927          $ 29,216
 Operating loss ...............................        (366)          (113)         (1,308)           (4,801)
 Loss before extraordinary items ..............        (692)        (6,270)         (9,015)          (13,854)
 Net loss applicable to common Shares .........     ($  692)      ($ 6,270)       ($ 9,015)        ($ 15,510)

Basic and diluted earnings per share:
 Operating loss ...............................     $( 0.04)       $( 0.01)        $( 0.13)         $ ( 0.47)
 Loss before extraordinary items ..............      ( 0.07)        ( 0.64)         ( 0.91)           ( 1.36)
 Net loss .....................................     $( 0.07)       $( 0.64)        $( 0.91)         $ ( 1.53)

     For the fourth quarter of 1997, the Company had an extraordinary loss of approximately $1.7 million or $0.16 per share in connection with the refinancing of certain facilities.

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION


     Pro forma consolidated statement of operations data and other data for the year ended December 31, 1998 include (i) our pending acquisition of a cable system serving Aguadilla, Puerto Rico, (ii) the completed and pending DBS acquisitions described in this prospectus under "The Company -- Recent Pegasus Developments", (iii) the sale of our New England cable systems, and (iv) this offering, all as if these events had occurred at the beginning of the period.

     The pro forma consolidated balance sheet as of December 31, 1998 includes payments in connection with (i) our pending acquisition of a cable system serving Aguadilla, Puerto Rico, (ii) the completed and pending DBS acquisitions described in this prospectus under "The Company -- Recent Pegasus Developments",
(iii) the repayment of seller notes, and (iv) this offering, as if these events had occurred on December 31, 1998.

     The acquisitions are accounted for using the purchase method of accounting. The total costs of such acquisitions are allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values. The allocation of the purchase price included in the pro forma financial statements is preliminary. We do not expect that the final allocation of the purchase price will materially differ from the preliminary allocation.

     The pro forma adjustments are based upon available information and upon certain assumptions that we believe are reasonable. The pro forma consolidated financial information should be read in conjunction with our consolidated financial statements and notes thereto. The pro forma consolidated financial information is not necessarily indicative of our future results of operations. There can be no assurance whether or when the pending DBS acquisitions or the acquisition of the Puerto Rico cable system will be consummated.

                      Pegasus Communications Corporation
              Pro Forma Consolidated Statement of Operations Data

                          Year Ended December 31, 1998
                            (Dollars in thousands)

                                                        DBS Acquisitions
                                                 ----------------------------    New England
                                      Actual      Completed(a)    Pending(b)    Cable Sale(c)
                                  -------------  --------------  ------------  ---------------
Net revenues:
 DBS ...........................     $147,142       $ 46,082        $4,189
 Broadcast .....................       34,311
 Cable .........................       13,768                                     ($3,277)
                                     --------       --------        ------         ------
  Total revenues ...............      195,221         46,082         4,189         (3,277)
Operating expenses:
 DBS
  Programming, technical,
   and general and
   administrative ..............      102,420         31,743         2,462
  Marketing and selling ........       45,706         10,979           593
  Incentive compensation .......        1,159
  Depreciation and
   amortization ................       59,077          8,180            42
 Broadcast
  Programming, technical,
   and general and
   administrative ..............       18,056
  Marketing and selling ........        5,993
  Incentive compensation .......          177
  Depreciation and
   amortization ................        4,557
 Cable
  Programming, technical,
   and general and
   administrative ..............        7,557                                      (1,602)
  Marketing and selling ........          341                                         (12)
  Incentive compensation .......          115                                         (75)
  Depreciation and
   amortization ................        4,993                                        (835)
 Corporate expenses ............        3,614            196                          (98)
 Corporate depreciation and
  amortization .................        2,105
                                     --------       --------        ------         ------
  Income (loss) from
   operations ..................      (60,649)        (5,016)        1,092           (655)
Interest expense ...............      (44,604)        (8,435)          (17)           938
Interest income ................        2,036
Other income (expenses), net ...       (1,523)           387                           27
Gain on sale of cable systems          24,726
                                     --------       --------        ------         ------
 Income (loss) before income
  taxes ........................      (80,014)       (13,064)        1,075            310
Provision (benefit) for income
 taxes .........................         (896)            88                           (5)
                                     --------       --------        ------         ------
 Net income (loss) .............      (79,118)       (13,152)        1,075            315
 Preferred stock dividends .....       14,763
                                     --------       --------        ------         ------
 Net income (loss) applicable
  to common shares .............    ($ 93,881)     ($ 13,152)       $1,075         $  315
                                     ========       ========        ======         ======

                                       Pending
                                        Cable                                                    The
                                   Acquisition(d)        Adjustments          Subtotal        Offering        Pro Forma
                                  ----------------  ---------------------  --------------  --------------  --------------
Net revenues:
 DBS ...........................                                              $ 197,413                       $ 197,413
 Broadcast .....................                                                 34,311                          34,311
 Cable .........................     $   9,359                                   19,850                          19,850
                                     ---------             ---------          ---------                       ---------
  Total revenues ...............         9,359                                  251,574                         251,574
Operating expenses:
 DBS
  Programming, technical,
   and general and
   administrative ..............                                                136,625                         136,625
  Marketing and selling ........                                                 57,278                          57,278
  Incentive compensation .......                                                  1,159                           1,159
  Depreciation and
   amortization ................                              16,384(e)          83,683                          83,683
 Broadcast
  Programming, technical,
   and general and
   administrative ..............                                                 18,056                          18,056
  Marketing and selling ........                                                  5,993                           5,993
  Incentive compensation .......                                                    177                             177
  Depreciation and
   amortization ................                                                  4,557                           4,557
 Cable
  Programming, technical,
   and general and
   administrative ..............         4,409                                   10,364                          10,364
  Marketing and selling ........                                                    329                             329
  Incentive compensation .......                                  75(f)             115                             115
  Depreciation and
   amortization ................           982                 1,732(e)           6,872                           6,872
 Corporate expenses ............           997                (1,095)(g)          3,614                           3,614
 Corporate depreciation and
  amortization .................                                                  2,105                           2,105
                                     ---------             ---------          ---------                       ---------
  Income (loss) from
   operations ..................         2,971               (17,096)           (79,353)                        (79,353)
Interest expense ...............        (1,617)               (7,379)(h)        (61,114)         5,354(l)       (55,760)
Interest income ................                                                  2,036                           2,036
Other income (expenses), net ...          (325)                  231(i)          (1,203)                         (1,203)
Gain on sale of cable systems                                (24,726)(j)
                                     ---------             ---------          ---------                       ---------
 Income (loss) before income
  taxes ........................         1,029               (48,970)          (139,634)         5,354         (134,280)
Provision (benefit) for income
 taxes .........................           922                (1,005)(k)           (896)                           (896)
                                     ---------             ---------          ---------                       ---------
 Net income (loss) .............           107               (47,965)          (138,738)         5,354         (133,384)
 Preferred stock dividends .....                                                 14,763                          14,763
                                     ---------             ---------          ---------                       ---------
 Net income (loss) applicable
  to common shares .............     $     107            ($  47,965)        ($ 153,501)     $   5,354       ($ 148,147)
                                     =========            ==========          =========      =========        =========

Notes to Pro forma Consolidated Statements of Operations Data

(a) Represents the combined financial results of the completed DBS acquisitions from the beginning of the period presented to the date of acquisition by the Company or the end of the period, as follows (dollars in thousands):


                                           For the year ended
                                           December 31, 1998
                              --------------------------------------------
                                                                Income
                                                                (loss)
                                               Income         applicable
                                               (loss)             to
                 Effective        Net           from            common
                    Date       Revenues      operations         Shares
NRTC # 211         3/9/98      $   638        $   121         $    112
NRTC # 334         3/9/98          161             11                8
NRTC # 174         4/9/98          759             91               91
NRTC # 1011        4/9/98          108             18               16
NRTC # 1017       4/27/98          177             24               24
DTS               4/27/98       24,276         (7,962)         (15,940)
NRTC# 267         5/11/98          355             79               49
NRTC# 368         5/11/98          150             67               67
NRTC# 379         5/11/98          221             42               54
NRTC# 121         6/10/98          207             55               51
NRTC# 128         6/10/98          833            110               98
NRTC# 364         6/10/98          115             (6)              (4)
NRTC# 365         6/10/98          202             65               65
NRTC# 37          7/10/98          520             94               94
NRTC# 250         7/10/98        1,092            167              111
NRTC# 460         7/10/98        1,008           (200)            (200)
NRTC# 289         8/10/98          371             46               31
NRTC# 83          9/10/98          808            326              326
NRTC# 378         9/10/98          863              5                1
NRTC# 433         9/10/98          696             66               66
NRTC# 475         9/10/98        4,037            490              597
NRTC# 363         10/9/98          241             97               97
NRTC# 13          11/9/98          834           (162)            (162)
NRTC# 131         11/9/98          235             96               96
NRTC# 454         11/9/98        1,187             12              (83)
NRTC# 1027        12/9/98          589             68               68
NRTC# 1075        12/9/98          771            233              219
NRTC# 87           1/9/99          504             59               59
NRTC# 348          1/9/99          279             90               90
NRTC# 377          1/9/99          677           (103)            (138)
NRTC# 1015         1/9/99          428            157              157
NRTC# 177          2/9/99        2,740            728              728
                               -------        ---------       ----------
  Total                        $46,082        $(5,016)        $(13,152)
                               =======        =========       ==========

Entities with an effective date of 4/27/98 represent DTS acquisitions that occurred prior to the DTS acquisition by Pegasus.

(b) Represents the combined financial results of the pending DBS acquisitions from the beginning of the period presented to the end of the period, as follows (dollars in thousands):

                                       For the year ended
                                        December 31, 1998
                             ---------------------------------------
                                                            Income
                                                            (loss)
                                             Income       applicable
                                             (loss)           to
                Effective        Net          from          common
                   Date       Revenues     operations       Shares
NRTC # 110      Pending        $  540        $   96         $   96
NRTC # 223      Pending           538           191            191
NRTC # 248      Pending           621            25              8
NRTC # 273      Pending         2,490           780            780
                               ------        ------         ------
  Total                        $4,189        $1,092         $1,075
                               ======        ======         ======

(c) Financial results of the New England operations of Pegasus Cable Television. The pro forma income statement data for the year ended December 31, 1998 does not include a $24.7 million gain resulting from the sale of our New England cable systems.
(d) Financial results of the pending Puerto Rico cable acquisition.
(e) To record additional amortization and depreciation expense resulting from the purchase accounting treatment of the completed DBS acquisitions, the pending DBS acquisitions, the pending Puerto Rico cable acquisition and the sale of our New England cable systems. Substantially all of the purchase price for the completed and pending DBS acquisitions has been allocated to DBS rights of the $42.0 million purchase price for the pending Puerto Rico cable acquisition, $5.5 million and $36.5 million has been allocated to property, plant and equipment and franchise rights, respectively. Such amounts are based on a preliminary allocation of the total consideration. The actual depreciation and amortization may change immaterially based upon the final allocation of the total consideration to be paid to the tangible, and intangible assets acquired.
(f) To record the incentive compensation for the completed and pending DBS acquisitions as per the Company's current incentive compensation plan.
(g) To eliminate corporate expenses charged by prior owners. These costs represent management fees charged by the prior owners in addition to their regular salaries, benefits and other related costs. These costs will not be incurred in future periods as the Company's corporate expenses do not include fees in excess of actual allocated costs.
(h) To record interest expense, as follows (dollars in thousands):

                                                              Year Ended
                                      Interest Rate            12/31/98
     Interest expense
       PM&C Credit Facility                7.7%                 $    --
       DTS Credit Facility                 8.0                    3,492
       PCC 1998 Notes                      9.75                   9,750
       PCC 1997 Notes                      9.625                 11,069
       DTS Notes                          12.5                   19,375
       PM&C Notes                         12.5                   10,625
       Sellers' Notes                     various                 1,346
       Capital leases and other           various                   103
                                                                -------
       Total                                                    $55,760
                                                                =======

(i) To eliminate certain nonrecurring income and expenses, net. These expenses are primarily composed of legal and professional fees incurred by prior owners.
(j) To eliminate the nonrecurring gain on sale of New England cable systems. (k) To eliminate the net tax provision in connection with the acquisitions. (l) To remove interest expense as a result of the pay down of debt from this offering. See footnote h.

                      Pegasus Communications Corporation
                     Pro Forma Consolidated Balance Sheet
                               December 31, 1998
                            (Dollars in thousands)

                                                           DBS Acquisitions
                                                     ----------------------------
                                          Actual      Completed(a)    Pending(b)
                                      -------------  --------------  ------------
ASSETS
Cash and cash equivalents ..........   $    54,505     ($ 13,975)     ($ 14,420)
Restricted cash ....................        21,479
Accounts receivable, net ...........        20,882
Inventory ..........................         3,157
Prepaid expenses and other
 current assets ....................         9,236
Property and equipment, net ........        34,067
Intangibles, net ...................       729,406        22,725         17,470
Other assets .......................        13,578
                                       -----------      --------       --------
  Total assets .....................   $   886,310      $  8,750       $  3,050
                                       ===========      ========       ========
LIABILITIES AND TOTAL
 EQUITY
Accounts payable and accrued
 expenses ..........................   $    37,074                     $  1,000
Accrued interest ...................        17,465
Current portion of long-term
 debt ..............................        14,399      $  1,250          1,883
Current portion of program
 rights payable ....................         2,432
Long-term debt, net ................        20,137                          167
Senior Notes .......................       215,000
PM&C Notes .........................        82,378
DTS Notes ..........................       153,215
Credit Facilities ..................        73,900         7,500
Program rights payable, net ........         2,472
Other long-term liabilities ........        80,672
Minority Interest ..................         3,000
Series A Preferred Stock ...........       126,028
Class A Common Stock ...............           113
Class B Common Stock ...............            46
Additional paid in capital .........       173,871
Deficit ............................      (115,892)
                                       -----------      --------       --------
  Total liabilities and equity .....   $   886,310      $  8,750       $  3,050
                                       ===========      ========       ========


                                           Pending
                                            Cable                                          The
                                       Acquisition(c)      Other(d)       Subtotal     Offering(e)     Pro Forma
                                      ----------------  -------------  -------------  -------------  -------------
ASSETS
Cash and cash equivalents ..........                      ($ 19,908)    $     6,202                   $     6,202
Restricted cash ....................                                         21,479                        21,479
Accounts receivable, net ...........                                         20,882                        20,882
Inventory ..........................                                          3,157                         3,157
Prepaid expenses and other
 current assets ....................                                          9,236                         9,236
Property and equipment, net ........       $ 5,460                           39,527                        39,527
Intangibles, net ...................        36,540                          806,141                       806,141
Other assets .......................                                         13,578                        13,578
                                           -------         --------     -----------      --------     -----------
  Total assets .....................       $42,000        ($ 19,908)    $   920,202      $      0     $   920,202
                                           =======         ========     ===========      ========     ===========
LIABILITIES AND TOTAL
 EQUITY
Accounts payable and accrued
 expenses ..........................                                    $    38,074                   $    38,074
Accrued interest ...................                                         17,465                        17,465
Current portion of long-term
 debt ..............................                                         17,532                        17,532
Current portion of program
 rights payable ....................                                          2,432                         2,432
Long-term debt, net ................                      ($  9,908)         10,396                        10,396
Senior Notes .......................                                        215,000                       215,000
PM&C Notes .........................                                         82,378                        82,378
DTS Notes ..........................                                        153,215                       153,215
Credit Facilities ..................       $42,000          (10,000)        113,400     ($ 69,750)         43,650
Program rights payable, net ........                                          2,472                         2,472
Other long-term liabilities ........                                         80,672                        80,672
Minority Interest ..................                                          3,000                         3,000
Series A Preferred Stock ...........                                        126,028                       126,028
Class A Common Stock ...............                                            113            30             143
Class B Common Stock ...............                                             46                            46
Additional paid in capital .........                                        173,871        69,720         243,591
Deficit ............................                                       (115,892)                     (115,892)
                                           -------         --------     -----------      --------     -----------
  Total liabilities and equity .....       $42,000        ($ 19,908)    $   920,202      $      0     $   920,202
                                           =======         ========     ===========      ========     ===========

Notes to Pro Forma Consolidated Balance Sheet (dollars in thousands)

(a) To record the five completed DBS acquisitions which occurred subsequent to December 31, 1998. Intangible assets purchased consist entirely of DBS rights, which are being amortized over a 10-year period, as follows:

           Completed                  Total
       DBS Acquisitions           Consideration       Cash       Notes
       ----------------          ---------------   ---------   ---------
NRTC System No. 0348 .........       $ 1,100        $ 1,100
NRTC System No. 0177 .........        14,500         14,500
NRTC System No. 0087 .........         2,500          1,250     $1,250
NRTC System No. 0377 .........         3,025          3,025
NRTC System No. 1015 .........         1,600          1,600
                                     -------        -------
   Total .....................       $22,725        $21,475     $1,250
                                     =======        =======     ======

(b) To record the four pending DBS acquisitions. Intangible assets to be purchased consist of $17.0 million of DBS rights and $500,000 of non-complete covenants, which are being amortized over a 10-year period and the term of the related non-complete covenants (3-5 years), respectively, as follows:

            Pending                   Total                                   Assumed
       DBS Acquisitions           Consideration       Cash       Notes      Liabilities
       ----------------          ---------------   ---------   ---------   -------------
NRTC System No. 0110 .........       $ 2,400        $ 2,400
NRTC System No. 0248 .........         3,100          1,550     $1,550
NRTC System No. 0223 .........         2,120          2,120
NRTC System No. 0273 .........         9,850          8,350        500         $1,000
                                     -------        -------     ------         ------
   Total .....................       $17,470        $14,420     $2,050         $1,000
                                     =======        =======     ======         ======

(c) To record the pending Puerto Rico cable acquisition. Assets to be purchased consist of $5.5 million of property, plant and equipment and $36.5 million of franchise rights, which are being amortized over a 20-year period and a 15-year period, respectively. The total consideration is $42.0 million in cash.

(d) To record additional borrowings under the credit facilities and payments of sellers' notes.

(e) To record the proceeds from the offering and the uses of such proceeds.

================================================================================
       You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.



                 --------------------------------------------
                               TABLE OF CONTENTS




                                                    Page
                                                 ----------
Prospectus Summary ...........................        3
Where You Can Find More Information ..........        9
Risk Factors .................................       10
Use of Proceeds ..............................       19
Dividend Policy ..............................       20
Price Range of Class A Common Stock ..........       20
Dilution .....................................       21
Capitalization ...............................       22
Selected Historical and Pro Forma
   Consolidated Financial Data ...............       23
Management's Discussion and Analysis
   of Financial Condition and Results of
   Operation .................................       25
The Company ..................................       36
Management ...................................       43
Principal and Selling Stockholders ...........       50
Certain Relationships and Related
   Transactions ..............................       53
Description of Certain Indebtedness ..........       56
Description of Capital Stock .................       65
Future Sales of Common Stock .................       69
Underwriters .................................       72
Legal Matters ................................       73
Experts ......................................       73
Index to Financial Statements ................      F-1
Pro Forma Consolidated Financial Information.      F-23


================================================================================

================================================================================







                               4,714,200 Shares





                               [GRAPHIC OMITTED]



                                  Corporation





                              Class A Common Stock





                                   -----------
                                   PROSPECTUS
                                   -----------

                                       , 1999





                          Donaldson, Lufkin & Jenrette

                            Bear, Stearns & Co. Inc.
                              Merrill Lynch & Co.
                             C.E. Unterberg, Towbin
                           ING Baring Furman Selz LLC

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the expenses payable by the Registrant in connection with this Registration Statement. All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

   Filing Fee -- Securities and Exchange Commission ....................  $  32,158.00
   Filing Fee -- Nasdaq Stock Market, Inc. .............................     17,500.00
   Filing Fee -- National Association Securities Dealers, Inc. .........      8,000.00
   Fees and Expenses of Accountants ....................................     90,000.00
   Fees and Expenses of Counsel ........................................    190,000.00
   Printing Expenses ...................................................    200,000.00
   Blue Sky Fees and Expenses ..........................................      7,500.00
                                                                          ------------
     Total .............................................................  $ 545,158.00

Item 15. Indemnification of Directors and Officers

     The Registrant's Amended and Restated Certificate of Incorporation provides that a director of the Registrant shall have no personal liability to the Registrant or to its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that Section 102(b)(7) (or any successor provision) of the Delaware General Corporation Law, as amended from time to time, expressly provides that the liability of a director may not be eliminated or limited.

     Article 6 of the Registrant's By-Laws provides that any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving while a director or officer of the Registrant at the request of the Registrant as a director, officer, employee, agent, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Registrant against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permissible under Delaware law. Article 6 also provides that any person who is claiming indemnification under the Registrant's By-Laws is entitled to advances from the Registrant for the payment of expenses incurred by such person in the manner and to the full extent permitted under Delaware law.

     The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities under the Securities Act of 1933, as amended. Reference is made to Section 7 of the form of Underwriting Agreement which is filed as Exhibit 1.1 hereto.

     The Registrant maintains directors' and officers' liability insurance.

Item 16. Exhibits.




Number     Description of Document
------     -----------------------
1.1**      Form of Underwriting Agreement by and between Pegasus Communications
           Corporation and Donaldson Lufkin & Jenrette Securities Corporation.
2.1        Agreement and Plan of Merger dated January 8, 1998 among Pegasus
           Communications Corporation and certain of its shareholders, Pegasus
           DTS Merger Sub, Inc., and Digital Television Services, Inc. and
           certain of its shareholders, including forms of Registration Rights
           Agreement and Voting Agreement as exhibits (which is incorporated by reference herein to Exhibit 2.1 to Pegasus's Form 8-K dated December
           10, 1997).
2.2        Asset Purchase Agreement dated as of January 16, 1998 between Avalon
           Cable of New England, LLC and Pegasus Cable Television, Inc. and
           Pegasus Cable Television of Connecticut, Inc. (which is incorporated by reference herein to Pegasus' Form 8-K dated January 16, 1998).
2.3        Asset Purchase Agreement dated as of July 23, 1998 among Pegasus
           Cable Television, Inc., Cable Systems USA, Partners, J&J Cable
           Partners, Inc. and PS&G Cable Partners, Inc. (which is incorporated by reference herein to Pegasus' Form 10-Q dated August 13, 1998).
3.1        Certificate of Incorporation of Pegasus, as amended (which is incorporated by reference to Exhibit 3.1 to Pegasus' Registration
           Statement on Form S-1 (File No. 333-05057)).
3.2        By-Laws of Pegasus (which is incorporated by reference to Exhibit 3.2 to Pegasus' Registration Statement on Form S-3 (File No. 333-70949)).
3.3        Certificate of Designation, Preferences and Relative, Participating,
           Optional and Other Special Rights of Preferred Stock and
           Qualifications, Limitations and Restrictions Thereof which is incorporated by reference to Exhibit 3.3 to Pegasus' Registration
           Statement on Form S-1 (File No. 333-23595).
4.1        Indenture, dated as of July 7, 1995, by and among Pegasus Media &
           Communications, Inc., the Guarantors (as this term is defined in the
           Indenture), and First Fidelity Bank, National Association, as
           Trustee, relating to the 12 1/2% Series B Senior Subordinated Notes due 2005 (including the form of Notes and Subsidiary Guarantee)
           (which is incorporated herein by reference to Exhibit 4.1 to Pegasus
           Media & Communications, Inc.'s Registration Statement on Form S-4
           (File No. 33-95042)).
4.2        Form of 12 1/2% Series B Senior Subordinated Notes due 2005
           (included in Exhibit 4.1 above).
4.3        Form of Subsidiary Guarantee with respect to the 12 1/2% Series B
           Senior Subordinated Notes due 2005 (included in Exhibit 4.1 above).
4.4        Indenture by and between Pegasus and First Union National Bank, as trustee, relating to the Exchange Notes (included in Exhibit 3.3 above).
4.5        Indenture, dated as of October 21, 1997, by and between Pegasus
           Communications Corporation and First Union National Bank, as trustee, relating to the Senior Notes (which is incorporated by reference herein to Exhibit 4.1 to Amendment No. 1 to Pegasus' Form 8-K dated
           September 8, 1997).
4.6        Indenture, dated as of November 30, 1998, by and between Pegasus
           Communications Corporation and First Union National Bank, as trustee, relating to the 1998 Senior Notes (which is incorporated by reference to Exhibit 4.6 to Pegasus' Registration Statement on Form S-3 (File
           No. 333-70949)).
4.7        Indenture, dated as of July 30, 1997 among Digital Television
           Services, Inc., certain of its subsidiaries, and The Bank of New
           York, as trustee (the "DTS Indenture") (which is incorporated by reference to Exhibit 4.1 of Digital Television Services' Registration
           Statement of Form S-4 (File No. 333-36217)).
4.8        Supplemental Indenture to the DTS Indenture, dated October 10, 1997
           (which is incorporated by reference to Exhibit 4.6 of Digital
           Television Services' Registration Statement on Form S-4 (File No.
           333-36217)).
 5*        Opinion of Drinker Biddle & Reath LLP.

Number     Description of Document
------     -----------------------
10.1       Station Affiliation Agreement, dated March 30, 1992, between Fox
           Broadcasting Company and D. & K. Broadcast Properties L.P. relating to television station WDBD (which is incorporated herein by reference to Exhibit 10.5 to Pegasus Media & Communications, Inc.'s
           Registration Statement on Form S-4 (File No. 33-95042)).
10.2       Agreement and Amendment to Station Affiliation Agreement, dated as of
           June 11, 1993, between Fox Broadcasting Company and Donatelli & Klein
           Broadcast relating to television station WDBD (which is incorporated herein by reference to Exhibit 10.6 to Pegasus Media &
           Communications, Inc.'s Registration Statement on Form S-4 (File No.
           33-95042)).
10.3       Station Affiliation Agreement, dated March 30, 1992, between Fox
           Broadcast Company and Scranton TV Partners Ltd. relating to television station WOLF (which is incorporated herein by reference to
           Exhibit 10.8 to Pegasus Media & Communications, Inc.'s Registration
           Statement on Form S-4 (File No. 33-95042)).
10.4       Agreement and Amendment to Station Affiliation Agreement, dated June
           11, 1993, between Fox Broadcasting Company and Scranton TV Partners,
           Ltd. relating to television station WOLF (which is incorporated herein by reference to Exhibit 10.9 to Pegasus Media &
           Communications, Inc.'s Registration Statement on Form S-4 (File No.
           33-95042)).
10.5       Amendment to Fox Broadcasting Company Station Affiliation Agreement
           Regarding Network Nonduplication Protection, dated December 2, 1993, between Fox Broadcasting Company and Pegasus Broadcast Television,
           L.P. relating to television stations WOLF, WWLF, and WILF (which is incorporated herein by reference to Exhibit 10.10 to Pegasus Media &
           Communications, Inc.'s Registration Statement on Form S-4 (File No.
           33-95042)).
10.6       Consent to Assignment, dated May 1, 1993, between Fox Broadcasting
           Company and Pegasus Broadcast Television, L.P. relating to television station WOLF (which is incorporated herein by reference to Exhibit
           10.11 to Pegasus Media & Communications, Inc.'s Registration
           Statement on Form S-4 (File No. 33-95042)).
10.7       Station Affiliation Agreement, dated March 30, 1992, between Fox
           Broadcasting Company and WDSI Ltd. relating to television station
           WDSI (which is incorporated herein by reference to Exhibit 10.12 to
           Pegasus Media & Communications, Inc.'s Registration Statement on Form
           S-4 (File No. 33-95042)).
10.8       Agreement and Amendment to Station Affiliation Agreement, dated June
           11, 1993, between Fox Broadcasting Company and Pegasus Broadcast
           Television, L.P. relating to television station WDSI (which is incorporated herein by reference to Exhibit 10.13 to Pegasus Media &
           Communications, Inc.'s Registration Statement on Form S-4 (File No.
           33-95042)).
10.9       Franchise Agreement for Mayaguez, Puerto Rico (which is incorporated herein by reference to Exhibit 10.14 to Pegasus Media &
           Communications, Inc.'s Registration Statement on Form S-4 (File No.
           33-95042)).
10.10      NRTC/Member Agreement for Marketing and Distribution of DBS Services,
           dated June 24, 1993, between the National Rural Telecommunications
           Cooperative and Pegasus Cable Associates, Ltd. (which is incorporated herein by reference to Exhibit 10.28 to Pegasus Media &
           Communications, Inc.'s Registration Statement on Form S-4 (File No.
           33-95042) (other similar agreements with the National Rural
           Telecommunications Cooperative are not being filed but will be furnished upon request, subject to restrictions on confidentiality)).
10.11      Amendment to NRTC/Member Agreement for Marketing and Distribution of
           DBS Services, dated June 24, 1993, between the National Rural
           Telecommunications Cooperative and Pegasus Cable Associates, Ltd.
           (which is incorporated herein by reference to Exhibit 10.29 to
           Pegasus Media & Communications, Inc.'s Registration Statement on Form
           S-4 (File No. 33-95042)).
10.12      DIRECTV Sign-Up Agreement, dated May 3, 1995, between DIRECTV, Inc.
           and Pegasus Satellite Television, Inc. (which is incorporated herein by reference to Exhibit 10.30 to Pegasus Media & Communications,
           Inc.'s Registration Statement on Form S-4 (File No. 33-95042)).
10.13      Franchise Agreement granted to Dom's Tele-Cable, Inc., to build and operate cable television systems for the municipalities of Cabo Rojo,
           San German, Lajas, Hormigueros, Guanica, Sabana Grande and Maricao
           (which is incorporated herein by reference to Exhibit 2 to Pegasus
           Media & Communications, Inc.'s Form 8-K dated March 21, 1996).

Number       Description of Document
------       -----------------------
10.14        Franchise Agreement granted to Dom's Tele-Cable, Inc. to build and operate cable television systems for the municipalities of Anasco,
             Rincon and Las Marias (which is incorporated herein by reference to
             Exhibit 3 to Pegasus Media & Communications, Inc.'s Form 8-K dated
             March 21, 1996).
10.15        Credit Agreement dated as of December 9, 1997 by and among Pegasus
             Media & Communications, Inc., the lenders thereto, and Bankers
             Trust Company, as agent for the lenders (which is incorporated by reference herein to Exhibit 10.1 to Pegasus' Form 8-K dated
             December 10, 1997).
10.16        Pegasus Restricted Stock Plan (which is incorporated by reference to Exhibit 10.28 to Pegasus' Registration Statement on Form S-1
             (File No. 333-05057)).
10.17        Option Agreement for Donald W. Weber (which is incorporated by reference to Exhibit 10.29 Pegasus' Registration Statement on Form
             S-1 (File No. 333-05057)).
10.18        Pegasus 1996 Stock Option Plan (which is incorporated by reference to Exhibit 10.30 to Pegasus' Registration Statement on Form S-1
             (File No. 333-05057)).
10.19        Amendment to Option Agreement for Donald W. Weber, dated December
             19, 1996 (which is incorporated by reference to Exhibit 10.31 to
             Pegasus' Registration Statement on Form S-1 (File No. 333-18739)).
10.20        Warrant Agreement between Pegasus and First Union National Bank, as
             Warrant Agent relating to the Warrants (which is incorporated by reference to Exhibit 10.32 to Pegasus' Registration Statement on
             Form S-1 (File No. 333-23595)).
10.21        Amendment to Credit Agreement executed as of March 10, 1998, by and among Pegasus Media & Communications, Inc., the lenders thereto, and Bankers Trust Company, as agent for the lenders (which is incorporated by reference to Exhibit 10.21 to Pegasus' Registration
             Statement on Form S-4 (File No. 333-44929)).
10.22        Second Amendment to Credit Agreement executed as of August 3, 1998, by and among Pegasus Media & Communications, Inc., the lenders thereto, and Bankers Trust Company, as agent for the lenders (which is incorporated by reference to Exhibit 10.22 to Pegasus'
             Registration Statement on Form S-3 (File No. 333-70949)).
10.23        Third Amendment to Credit Agreement executed as of December 31,
             1998, by and among Pegasus Media & Communications, Inc., the lenders thereto, and Bankers Trust Company, as agent for the lenders (which is incorporated by reference to Exhibit 10.23 to
             Pegasus' Registration Statement on Form S-3 (File No. 333-70949)).
10.24        Second Amended and Restated Credit Agreement dated as of July 30,
             1997 among Digital Television Services, LLC, and several lenders,
             CIBC Wood Gundy Securites Corp., as arranger, Morgan Guaranty Trust
             Company of New York, Fleet National Bank, and Canadian Imperial
             Bank of Commerce (which is incorporated by reference to Exhibit
             10.1 of Digital Television Services' Registration Statement on Form
             S-4 (File No. 333-36217)).
21.1*        Subsidiaries of Pegasus.
23.1*        Consent of PricewaterhouseCoopers LLP.
23.2*        Consent of Arthur Andersen LLP.
23.3         Consent of Drinker Biddle & Reath LLP (included in Exhibit 5).
24.1         Powers of Attorney (included in Signatures and Powers of Attorney)
             (which is incorporated by reference to the Powers of Attorney included in Pegasus' Registration Statement on Form S-3 (File No.
             333-70949)).
27.1*        Financial Data Schedules

------------
 * Filed herewith.
** To be filed by amendment.

Item 17. Undertakings.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

       1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       2. For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Radnor, Commonwealth of Pennsylvania, on February 24, 1999.

                       PEGASUS COMMUNICATIONS CORPORATION




                       By: /s/ Marshall W. Pagon
                          -------------------------------------
                          Marshall W. Pagon
                          Chairman of the Board
                          Chief Executive Officer and President

Date: February 24, 1999

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                            Title                               Date
             ---------                            -----                               ----
    /s/ Marshall W. Pagon           President, Chief Executive Officer,          February 24, 1999
-----------------------------       Chairman of the Board and Director
       Marshall W. Pagon
(Principal Executive Officer)


  /s/ Robert N. Verdecchio          Senior Vice President, Chief Financial       February 24, 1999
-----------------------------       Officer, Assistant Secretary and Director
      Robert N. Verdecchio
   (Principal Financial and
      Accounting Officer)

           *                        Director                                     February 24, 1999
-----------------------------
   James J. McEntee, III

           *                        Director                                     February 24, 1999
-----------------------------
      Mary C. Metzger

           *                        Director                                     February 24, 1999
-----------------------------
      Donald W. Weber

           *                        Director                                     February 24, 1999
-----------------------------
     Michael C. Brooks

           *                        Director                                     February 24, 1999
-----------------------------
    Harry F. Hopper, III

                                    Director                                     February 24, 1999
-----------------------------
     William P. Phoenix

           *                        Director                                     February 24, 1999
-----------------------------
      Riordon B. Smith

*By: /s/ Ted S. Lodge
    --------------------
       Ted S. Lodge
      Attorney-in-Fact

                                 EXHIBIT INDEX

Number    Description of Document
------    -----------------------
 1.1**    Form of Underwriting Agreement by and between Pegasus Communications Corporation and
          Donaldson Lufkin and Jenrette Securities Corporation.

 2.1      Agreement and Plan of Merger dated January 8, 1998 among Pegasus Communications
          Corporation and certain of its shareholders, Pegasus DTS Merger Sub, Inc., and
          Digital Television Services, Inc. and certain of its shareholders, including forms of Registration Rights Agreement and Voting Agreement as exhibits (which is incorporated by reference herein to Exhibit 2.1 to Pegasus's Form 8-K dated
          December 10, 1997).
 2.2      Asset Purchase Agreement dated as of January 16, 1998 between Avalon Cable of
          New England, LLC and Pegasus Cable Television, Inc. and Pegasus Cable Television
          of Connecticut, Inc. (which is incorporated by reference herein to Pegasus' Form
          8-K dated January 16, 1998).
 2.3      Asset Purchase Agreement dated as of July 23, 1998 among Pegasus Cable Television,
          Inc., Cable Systems USA, Partners, J&J Cable Partners, Inc. and PS&G Cable
          Partners, Inc. (which is incorporated by reference herein to Pegasus' Form 10-Q dated August 13, 1998).
 3.1      Certificate of Incorporation of Pegasus, as amended (which is incorporated by reference to Exhibit 3.1 to Pegasus' Registration Statement on Form S-1 (File
          No. 333-05057)).

 3.2      By-Laws of Pegasus (which is incorporated by reference to Exhibit 3.2 to Pegasus'
          Registration Statement on Form S-3 (File No. 333-70949)).

 3.3      Certificate of Designation, Preferences and Relative, Participating, Optional
          and Other Special Rights of Preferred Stock and Qualifications, Limitations and
          Restrictions Thereof which is incorporated by reference to Exhibit 3.3 to
          Pegasus' Registration Statement on Form S-1 (File No. 333-23595).
 4.1      Indenture, dated as of July 7, 1995, by and among Pegasus Media &
          Communications, Inc., the Guarantors (as this term is defined in the Indenture), and First Fidelity Bank, National Association, as Trustee, relating to the 12
          1/2 % Series B Senior Subordinated Notes due 2005 (including the form of Notes and Subsidiary Guarantee) (which is incorporated herein by reference to Exhibit
          4.1 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4
          (File No. 33-95042)).
 4.2      Form of 12 1/2% Series B Senior Subordinated Notes due 2005 (included in Exhibit
          4.1 above).
 4.3      Form of Subsidiary Guarantee with respect to the 12 1/2% Series B Senior
          Subordinated Notes due 2005 (included in Exhibit 4.1 above).
 4.4      Indenture by and between Pegasus and First Union National Bank, as trustee, relating to the Exchange Notes (included in Exhibit 3.3 above).
 4.5      Indenture, dated as of October 21, 1997, by and between Pegasus Communications
          Corporation and First Union National Bank, as trustee, relating to the Senior
          Notes (which is incorporated by reference herein to Exhibit 4.1 to Amendment No.
          1 to Pegasus' Form 8-K dated September 8, 1997).

 4.6      Indenture, dated as of November 30, 1998, by and between Pegasus Communications
          Corporation and First Union National Bank, as trustee, relating to the 1998
          Senior Notes (which is incorporated by reference to Exhibit 4.6 to Pegasus'
          Registration Statement on Form S-3 (File No. 333-70949)).

 4.7      Indenture, dated as of July 30, 1997 among Digital Television Services, Inc., certain of its subsidiaries, and The Bank of New York, as trustee (the "DTS
          Indenture") (which is incorporated by reference to Exhibit 4.1 of Digital
          Television Services' Registration Statement of Form S-4 (File No. 333-36217)).
 4.8      Supplemental Indenture to the DTS Indenture, dated October 10, 1997 (which is incorporated by reference to Exhibit 4.6 of Digital Television Services'
          Registration Statement on Form S-4 (File No. 333-36217)).

 5*       Opinion of Drinker Biddle & Reath LLP.

10.1      Station Affiliation Agreement, dated March 30, 1992, between Fox Broadcasting
          Company and D. & K. Broadcast Properties L.P. relating to television station
          WDBD (which is incorporated herein by reference to Exhibit 10.5 to Pegasus Media
          & Communications, Inc.'s Registration Statement on Form S-4 (File No.
          33-95042)).
10.2      Agreement and Amendment to Station Affiliation Agreement, dated as of June 11,
          1993, between Fox Broadcasting Company and Donatelli & Klein Broadcast relating to television station WDBD (which is incorporated herein by reference to Exhibit
          10.6 to Pegasus Media & Communications, Inc.'s Registration Statement on Form
          S-4 (File No. 33-95042)).
10.3      Station Affiliation Agreement, dated March 30, 1992, between Fox Broadcast
          Company and Scranton TV Partners Ltd. relating to television station WOLF (which is incorporated herein by reference to Exhibit 10.8 to Pegasus Media &
          Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042)).
10.4      Agreement and Amendment to Station Affiliation Agreement, dated June 11, 1993, between Fox Broadcasting Company and Scranton TV Partners, Ltd. relating to television station WOLF (which is incorporated herein by reference to Exhibit
          10.9 to Pegasus Media & Communications, Inc.'s Registration Statement on Form
          S-4 (File No. 33-95042)).

10.5      Amendment to Fox Broadcasting Company Station Affiliation Agreement Regarding
          Network Nonduplication Protection, dated December 2, 1993, between Fox
          Broadcasting Company and Pegasus Broadcast Television, L.P. relating to television stations WOLF, WWLF, and WILF (which is incorporated herein by reference to Exhibit 10.10 to Pegasus Media & Communications, Inc.'s
          Registration Statement on Form S-4 (File No. 33-95042)).
10.6      Consent to Assignment, dated May 1, 1993, between Fox Broadcasting Company and
          Pegasus Broadcast Television, L.P. relating to television station WOLF (which is incorporated herein by reference to Exhibit 10.11 to Pegasus Media &
          Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042)).
10.7      Station Affiliation Agreement, dated March 30, 1992, between Fox Broadcasting
          Company and WDSI Ltd. relating to television station WDSI (which is incorporated herein by reference to Exhibit 10.12 to Pegasus Media & Communications, Inc.'s
          Registration Statement on Form S-4 (File No. 33-95042)).
10.8      Agreement and Amendment to Station Affiliation Agreement, dated June 11, 1993, between Fox Broadcasting Company and Pegasus Broadcast Television, L.P. relating to television station WDSI (which is incorporated herein by reference to Exhibit
          10.13 to Pegasus Media & Communications, Inc.'s Registration Statement on Form
          S-4 (File No. 33-95042)).
10.9      Franchise Agreement for Mayaguez, Puerto Rico (which is incorporated herein by reference to Exhibit 10.14 to Pegasus Media & Communications, Inc.'s
          Registration Statement on Form S-4 (File No. 33-95042)).
10.10     NRTC/Member Agreement for Marketing and Distribution of DBS Services, dated June
          24, 1993, between the National Rural Telecommunications Cooperative and Pegasus
          Cable Associates, Ltd. (which is incorporated herein by reference to Exhibit
          10.28 to Pegasus Media & Communications, Inc.'s Registration Statement on Form
          S-4 (File No. 33-95042) (other similar agreements with the National Rural
          Telecommunications Cooperative are not being filed but will be furnished upon request, subject to restrictions on confidentiality)).
10.11     Amendment to NRTC/Member Agreement for Marketing and Distribution of DBS
          Services, dated June 24, 1993, between the National Rural Telecommunications
          Cooperative and Pegasus Cable Associates, Ltd. (which is incorporated herein by reference to Exhibit 10.29 to Pegasus Media & Communications, Inc.'s
          Registration Statement on Form S-4 (File No. 33-95042)).
10.12     DIRECTV Sign-Up Agreement, dated May 3, 1995, between DIRECTV, Inc. and Pegasus
          Satellite Television, Inc. (which is incorporated herein by reference to Exhibit
          10.30 to Pegasus Media & Communications, Inc.'s Registration Statement on Form
          S-4 (File No. 33-95042)).
10.13     Franchise Agreement granted to Dom's Tele-Cable, Inc., to build and operate cable television systems for the municipalities of Cabo Rojo, San German, Lajas,
          Hormigueros, Guanica, Sabana Grande and Maricao (which is incorporated herein by reference to Exhibit 2 to Pegasus Media & Communications, Inc.'s Form 8-K dated
          March 21, 1996).
10.14     Franchise Agreement granted to Dom's Tele-Cable, Inc. to build and operate cable television systems for the municipalities of Anasco, Rincon and Las Marias
          (which is incorporated herein by reference to Exhibit 3 to Pegasus Media &
          Communications, Inc.'s Form 8-K dated March 21, 1996).
10.15     Credit Agreement dated as of December 9, 1997 by and among Pegasus Media &
          Communications, Inc., the lenders thereto, and Bankers Trust Company, as agent for the lenders (which is incorporated by reference herein to Exhibit 10.1 to
          Pegasus' Form 8-K dated December 10, 1997).

10.16     Pegasus Restricted Stock Plan (which is incorporated by reference to Exhibit
          10.28 to Pegasus' Registration Statement on Form S-1 (File No. 333-05057)).
10.17     Option Agreement for Donald W. Weber (which is incorporated by reference to
          Exhibit 10.29 Pegasus' Registration Statement on Form S-1 (File No. 333-05057)).
10.18     Pegasus 1996 Stock Option Plan (which is incorporated by reference to Exhibit
          10.30 to Pegasus' Registration Statement on Form S-1 (File No. 333-05057)).
10.19     Amendment to Option Agreement for Donald W. Weber, dated December 19, 1996
          (which is incorporated by reference to Exhibit 10.31 to Pegasus' Registration
          Statement on Form S-1 (File No. 333-18739)).
10.20     Warrant Agreement between Pegasus and First Union National Bank, as Warrant
          Agent relating to the Warrants (which is incorporated by reference to Exhibit
          10.32 to Pegasus' Registration Statementon Form S-1 (File No. 333-23595)).
10.21     Amendment to Credit Agreement executed as of March 10, 1998, by and among
          Pegasus Media & Communications, Inc., the lenders thereto, and Bankers Trust
          Company, as agent for the lenders (which is incorporated by reference to Exhibit
          10.21 to Pegasus's Registration Statement on Form S-4 (File No. 333044929)).

10.22     Second Amendment to Credit Agreement executed as of August 3, 1998, by and among Pegasus Media & Communications, Inc., the lenders thereto, and
          Bankers Trust Company, as agent for the lenders (which is incorporated by reference to Exhibit 10.22 to Pegasus' Registration Statement on Form S-3
          (File No. 333-70949)).
10.23     Third Amendment to Credit Agreement executed as of December 31, 1998, by and among Pegasus Media & Communications, Inc., the lenders thereto, and
          Bankers Trust Company, as agent for the lenders (which is incorporated by reference to Exhibit 10.23 to Pegasus' Registration Statement on Form S-3
          (File No. 333-70949)).

10.24     Second Amended and Restated Credit Agreement dated as of July 30, 1997 among Digital Television Services, LLC, and several lenders, CIBC Wood Gundy
          Securites Corp., as arranger, Morgan Guaranty Trust Company of New York,
          Fleet National Bank, and Canadian Imperial Bank of Commerce (which is incorporated by reference to Exhibit 10.1 of Digital Television Services'
          Registration Statement on Form S-4 (File No. 333-36217)).
21.1*     Subsidiaries of Pegasus.
23.1*     Consent of PricewaterhouseCoopers LLP.
23.2*     Consent of Arthur Andersen LLP.

23.3      Consent of Drinker Biddle & Reath LLP (included in Exhibit 5).
24.1      Powers of Attorney (included in Signatures and Powers of Attorney) (which is incorporated by reference to the Powers of Attorney filed with Pegasus'
          Registration Statement on Form S-3 (File No. 333-70949)).
27.1*     Financial Data Schedule

------------------
 *   Filed herewith.
**   To be filed by amendment.